METROPOLITAN
HOLDINGS LIMITED

06012315

2 April 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2006 APR -7 P 3:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
APR 10 2006
THOMSON FINANCIAL

SUPPL

Dear Sir or Madam

Metropolitan Holdings Limited
Rule 12g2-2(b) exemption number: 82-34755
Form – F6 registration number: 333-111300
CUSIP number: 592144109

The documents attached are those issued and submitted to the company's shareholders and regulatory bodies since our previous correspondence dated 17 November 2004.

Listed below are the documents attached:

Sens announcements:

24 November 2004	METROPOLITAN HOLDINGS LIMITED - MANAGEMENT CHANGES AT METROPOLITAN
03 December 2004	METROPOLITAN HOLDINGS LIMITED - NOTICE OF A CAPITAL REDUCTION
03 December 2004	METROPOLITAN HOLDINGS LTD - RESIGNATION OF NON-EXECUTIVE DIRECTOR
09 December 2004	METROPOLITAN - METROPOLITAN APPOINTS NEW CHAIRMAN
17 December 2004	METROPOLITAN HOLDINGS LIMITED - DEALING IN SECURITIES BY DIRECTORS
10 February 2005	METROPOLITAN HOLDINGS LIMITED - CHANGE OF TRANSFER SECRETARIES
16 February 2005	METROPOLITAN HOLDINGS LIMITED - TRADING STATEMENT
28 February 2005	METROPOLITAN HOLDINGS LIMITED - CHANGE IN DIRECTORATE
07 March 2005	METROPOLITAN - APPOINTMENT OF NEW CIO FOR METAM
09 March 2005	METROPOLITAN - REAPS THE BENEFITS OF BEING A TRULY EMPOWERED COMPANY
09 March 2005	METROPOLITAN - AUDITED GROUP RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004
11 March 2005	METROPOLITAN - NEW APPOINTMENTS TO THE BOARD OF DIRECTORS
29 March 2005	METROPOLITAN HOLDINGS LIMITED - DEALING IN SECURITIES BY DIRECTORS
18 May 2005	METROPOLITAN - OPERATIONAL PERFORMANCE FOR THE THREE MONTHS ENDED 31 MARCH 2005
18 May 2005	METROPOLITAN HOLDINGS LIMITED - RESULTS OF ANNUAL GENERAL MEETING
03 June 2005	METROPOLITAN HOLDINGS LIMITED - NEW MD FOR METROPOLITAN ASSET MANAGERS
09 June 2005	METROPOLITAN - ACQUISITION OF A SHAREHOLDING IN METROPOLITAN HEALTH GROUP
18 August 2005	METROPOLITAN/KTI - TERMS OF THE SECOND PHASE OF METROPOLITAN'S BLACK ECONOMIC
02 September 2005	METROPOLITAN HOLDINGS LIMITED - TRADING STATEMENT
07 September 2005	METROPOLITAN - ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
07 September 2005	METROPOLITAN - ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
12 September 2005	METROPOLITAN - ACQUISITION OF A SHAREHOLDING IN MHC BY KTI
13 September 2005	METROPOLITAN - CHANGE IN DIRECTORATE

dlw 4/10

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL [021] 940-5911, FAX [021] 940-5730, WEBSITE www.metropolitan.co.za

14 September 2005	METROPOLITAN - UNAUDITED GROUP RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005
14 September 2005	METROPOLITAN'S FUNDAMENTALS ON SOUND YEAR-ON-YEAR FOOTING TO JUNE 2005
27 September 2005	METROPOLITAN HOLDINGS LIMITED - CHANGES TO THE TERMS OF THE PROPOSED SECOND
17 October 2005	METROPOLITAN - CHANGE IN DIRECTORATE
19 October 2005	METROPOLITAN HOLDINGS LIMITED - ANNOUNCEMENT TO SHAREHOLDERS
02 November 2005	METROPOLITAN - ADJOURNMENT OF GENERAL MEETING
10 November 2005	METROPOLITAN-OPERATIONAL PERFORMANCE FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005
14 November 2005	METROPOLITAN HOLDINGS LIMITED - REPURCHASE OF ORDINARY SHARES IN METROPOLITAN
22 November 2005	METROPOLITAN HOLDINGS LIMITED - RESULTS OF GENERAL MEETING
23 November 2005	METROPOLITAN HOLDINGS LTD - DEALING IN SECURITIES BY DIRECTORS
01 December 2005	METROPOLITAN HOLDINGS LTD - DEALING IN SECURITIES BY DIRECTORS
12 December 2005	METROPOLITAN HOLDINGS LTD - DEALING IN SECURITIES BY DIRECTOR
12 December 2005	METROPOLITAN HOLDINGS LTD - SETTLEMENT BETWEEN SOUTH AFRICAN LIFE INDUSTRY AND
15 March 2006	METROPOLITAN - AUDITED GROUP RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005
15 March 2006	METROPOLITAN HOLDINGS LTD - METROPOLITAN PROVES ITS MASS MARKET APPEAL

Returns to Johannesburg Stock Exchange:

various	Applications for listing from staff share purchase scheme
29 June 2005	Application for delisting of met ltd shares
17 October 2005	Application for delisting of met ltd shares
11 November 2005	Application for delisting of met ltd shares
15 December 2005	Application for delisting of met ltd shares

Registrar of Company returns:

6 December 2004	CM29 – Change of directors
31 December 2004	CM34 – Lodgement of financial statements
3 March 2005	CM20 – Change of directors
16 March 2005	CM29 – Change of directors
18 May 2005	CM26 – Special resolution
29 June 2005	CM14A – Delisting of shares
19 September 2005	CM29 – Change of directors
17 October 2005	CM14A – Delisting of shares
17 October 2005	CM29 – Change of directors
11 November 2005	CM14A – Delisting of shares
22 November 2005	CM26 – Special resolution
5 December 2005	CM15 – Return of allotment of shares
15 December 2005	CM14A – Delisting of shares

Yours truly,

Kim Carter-Brown
Group finance
Metropolitan Holdings Limited

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Release Date: 2006/03/15 08:02:00 AM

Metropolitan Holdings Ltd - Metropolitan proves its mass market appeal

METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Share Code: MET & ISIN: ZAE000050456
("Metropolitan")

Metropolitan proves its mass market appeal

As SA's largest life insurer with a specific focus on the low and middle income markets, Metropolitan today (15 March) announced financial results for the year ended 31 December 2005 that exceeded market expectations. Last week, Markinor's second annual financial services loyalty benchmarking report revealed that Metropolitan's customers are the most loyal in the long-term insurance sector.

The excellent results bear testimony to the group's entrenched position in the so-called emerging market, where it is both very well liked and very well respected. This is the first time that the group has issued full-year results prepared in accordance with international financial reporting standards (IFRS).

Earnings, excluding the once-off release of surplus from the 90:10 fund in 2004, were up 39%, while fully diluted core headline earnings per share increased by 35%. Embedded value per share grew by 22% to R14.99.

Thanks to its proven track record as a low-cost developer, administrator and distributor of financial products that provide security and generate growth, Metropolitan is prospering, while at the same time continuing to achieve its vision of creating prosperity for the people of Africa.

"The market penetration we have achieved to date has been built largely on our ability to successfully administer low-margin, high-volume business. As such we are fully supportive of the concerted efforts being made at a national and industry level to achieve a better value proposition for policyholders, " says group chief executive Peter Doyle.

"We are looking to enhance the affordability of our products to help us retain our competitive edge at the lower end of the market. We will continue to refine our business models to keep expenses to the minimum."

Metropolitan was one of the signatories of the statement of intent, the agreement reached between national treasury and the life industry in December 2005 regarding the payment of minimum values on early policy termination.

"Despite rising levels of disposable income, consumption has to date outpaced savings in the lower and middle income markets in particular. However, with the life industry regaining credibility thanks to the agreement, we look forward to once more capitalising on our focused position.

"Our objective, which is to become the leading provider of affordable risk, health, savings and investment solutions to lower income earners, is well within our capabilities given our ongoing commitment to genuine economic empowerment," says Doyle.

Metropolitan is now, for example, making extensive use of telephones - both conventional and cell phones - instead of paper when processing new business, including doing a large percentage of its underwriting telephonically. The customer is closely involved at all stages of the far simpler and far quicker process.

"This efficient and highly cost-effective way of writing new business not only makes the customer the focal point throughout the process, but also enables our intermediaries to operate anywhere in a country, even in remote outlying areas, as long as they have access to a telephone," points out Doyle.

"We are also extremely well positioned to extend our current range of individual life products to meet the requirements of entry-level, or so-called CAT compliant, products, with their emphasis on reduced costs, easier availability and fair terms and conditions."

In view of its healthy capital position, which was boosted by robust investment markets in 2005, Metropolitan announced that in April it will be returning

capital of R1 per share to shareholders, equal to 8% of its current share price. This is in addition to a capital distribution of R1 per share in January last year, a strong dividend policy and share buy-backs of R242 million during 2005.

"We review our capital levels on an ongoing basis and will, where appropriate, continue to buy back shares through the market as opportunities present themselves while simultaneously exploring other ways of effectively deploying capital," says Doyle.

All the Metropolitan businesses contributed to the group's increased prosperity in 2005, testimony to the success of its revenue diversification strategy. The contributions from the health and international businesses were particularly impressive.

Metropolitan Health is now the largest administrator of closed medical schemes in the country, with a 47% market share.

Thanks to its proven track record as a low-cost administrator and provider of managed healthcare services, the company secured two of the highly sought-after Government Employees Medical Scheme (GEMS) contracts awarded in December 2005 - the administration and medicine clearing house contracts.

Metropolitan's existing operations in neighbouring Namibia, Botswana and Lesotho grew profits strongly in 2005. The group has a significant market share in each of these countries.

In line with its strategy of expanding further into Africa, Metropolitan has recently established a start-up business in Kenya and purchased an existing life operation in Ghana. Opportunities in Nigeria are being actively investigated.

From the outset in 2005 the group emphasised that it was focusing strongly on asset management. The board is delighted that Metropolitan Asset Managers delivered excellent absolute and relative investment performance for the twelve months to December 2005. Key funds ended the year in third position in the Alexander Forbes Global Manager Watch.

Doyle points out that the asset management function is key to the group's overall strategy of protecting and growing people's wealth and therefore integral to its future success. "Without competitive investment performance, affordability will not be sustainable as our competitive differentiator in the long term."

Metropolitan once again stood out in its ability to increase funds received from clients, with gross inflows for 2005 of almost R24 billion. The group's total assets under management now exceed R70 billion.

Summary of Metropolitan's stakeholder value-add to December 2005

	December 2004	December 2005	% growth
Core headline earnings	R482 m	R 641 m	+33
Diluted core headline earnings per share	71 c	96 c	+35
Earnings	R1 653 m	R 1 695 m	+3
Earnings, excluding once-off release from 90:10 fund in 2004	R1 217 m	R1 695m	+39
Diluted earnings per share, excluding once-off release from 90:10 fund in 2004	177 c	257 c	+45
Return on embedded value (%) *	29	27	
Embedded value per share	1 225 c	1 499 c	+22
Final dividend per ordinary share	31.50 c	39.00 c	+24
Total dividend per ordinary share	52.00 c	63.00 c	+21
Total recurring premiums	R5.2 bn	R5.8 bn	+11
Retail new business margin	15.2	11.5	-24
Assets under management	R53.7bn	R71.4bn	+33

*2004 includes CU release
2005 includes provision for national treasury agreement

Notes

Core headline earnings are a particularly appropriate measure of the performance of financial services groups such as Metropolitan in that they eliminate items of both a once-off and an inherently volatile nature, such as changes to the valuation basis and capital appreciation/depreciation. The group's 2004 results, for example, included a once-off release into profits from the ring-fenced 90:10 fund while its 2005 results incorporated a provision for the agreement with national treasury on minimum early termination values, both of which are excluded from core headline earnings.

In 2004 the FSB approved Metropolitan's proposals to integrate the life insurance book it had previously acquired from CU Life and to remove the latter's 90:10 license, with effect from I January that year. The business had until then been held in what was known as the ring-fenced 90:10 fund.

Diluted earnings, headline earnings and core headline earnings have been

adjusted for expenses relating to all convertible redeemable preference shares and treasury shares in issue. The preference shares were issued to Metropolitan's strategic empowerment partner, Kagiso Trust Investments (KTI).

end

ISSUED BY	SUE SNOW FINANCIAL MEDIA SPECIALIST METROPOLITAN HOLDINGS LIMITED TEL 021 9406119 OR 0833009745
DATE	15 MARCH 2006
QUERIES	PETER DOYLE GROUP CHIEF EXECUTIVE METROPOLITAN HOLDINGS LIMITED TEL 021 9405681 OR 0828802690 TYRREL MURRAY GENERAL MANAGER: GROUP FINANCE METROPOLITAN HOLDINGS LIMITED TEL 021 9405083 OR 0828892167

Date: 15/03/2006 08:02:31 AM Produced by the JSE SENS Department

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Release Date: 2006/03/15 08:02:00 AM

Metropolitan - Audited Group Results For The Year Ended 31 December 2005

Metropolitan Holdings Ltd
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
METROPOLITAN HOLDINGS FINANCIAL SERVICES GROUP
AUDITED GROUP RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

Adding shareholder value
- Core headline earnings per share up 41%
- All businesses grew operating profits in excess of 40%
- Return on embedded value of 27%
- Final dividend per share up 24%
- Total assets under management exceed R70 billion
- Capital reduction of 100 cents per share

REVIEW OF OPERATIONS AND PROSPECTS
Financial highlights
- Fully diluted core headline earnings per share grew by 35% (undiluted increased by 41%).
- Earnings and headline earnings in 2004 included the release of R436 million from the previously ring-fenced 90:10 fund; excluding that once-off item, total earnings for 2005 increased by 39% compared with 2004.
- All the businesses in the group continued to contribute positively to core headline earnings thanks to ongoing operational improvements.
- Retail, the largest business in the group, increased its operating profit by 42% while the corporate business grew by 59%.
- The health business boosted operating profits, before IFRS costs relating to the staff share schemes, by 94% from R35 million to R68 million.
- The international business increased its operating profit by 65% from R52 million to R86 million.
- The group's unbroken record of positive cashflow from clients was maintained.
- Strong investment markets contributed to improved funding levels and a particularly sound capital position.
- In addition to maintaining a dividend yield of around 5%, the fully diluted embedded value per share still increased 22% from 1 225 cents to 1 499 cents.

Operational highlights
- Total recurring premium income, the ultimate measure of sustainable success in an insurance operation, increased by 11% to R5.8 billion.
- Retail single premium income was up 8%.
- Retail new recurring premium business was marginally below the very high levels recorded in 2004.
- The benefits of management action over the past few years in terms of product pricing, cost reductions and improved retention can, however, be seen in the new business margin, which remained above 11% despite the increase in minimum values and reduced volumes.
- Retention levels were maintained despite an increase in debit order business.
- Retail made good progress with its operational enhancement and distribution restructuring projects, all aimed at increasing the net level of new business while decreasing the unit cost per policy.
- Fewer new business opportunities for employee benefits business and the poor margins on offer during the first half of 2005 caused management to focus on the profitability and client service management of the

significantly expanded book of existing business. Operating profits grew very satisfactorily as a result despite the lower level of new business written during the year.

- Employee benefits withdrawals increased substantially as market preference moved away from smoothed bonus business; some of these funds were invested in other group products.
- Excellent absolute and relative investment performance was achieved by Metropolitan Asset Managers during the year.
- Metropolitan Collective Investments is now a significant third party administrator of funds.
- Focussed management action in the international arena saw the new business margin improve from 13.1% to 22.5%, and the value of new business grow from R16m to R28m.
- Two new life insurance businesses have been established in Africa - Kenya and Ghana.
- The health business successfully implemented the Polmed scheme, which augurs well for the two highly sought-after Government Employees Medical Scheme (GEMS) contracts secured in November 2005.
- Metropolitan Health is now the largest administrator of closed medical schemes in South Africa.
- Tight control over the net long-term insurance management expenses meant that the group met its target of 7% growth for 2005; with "business-as-usual" expenses growing by only 1%.

Prospects

- Metropolitan remains the largest long-term financial services group in Southern Africa focused on the low and middle income markets. The benefits of this focus, enhanced by Metropolitan's commitment to black economic empowerment as encapsulated in its brand and reflected in these results, will continue to give the group a competitive advantage.
- Market consolidation over the past two years means that Metropolitan can look forward to capitalising on its focused market positioning, in line with its stated strategy to be a leader in providing affordable insurance and investment solutions to people in lower income groups.
- The outlook in the group's target markets remains extremely positive, boosted by the increase in disposable income as a result of reduced interest rates, lower inflation, rising employment rates, an improved GDP outlook, lower tax rates and growing business confidence.
- The improvement in the capital markets, which started in the second half of 2004 and continued throughout 2005, has shown signs of continuing through the first half of 2006.
- The board is satisfied that the operational improvements achieved in 2005 are sustainable, given that increased productivity, enhanced retention, cost containment and capital management remain the key areas of focus for 2006.

DIRECTORS' STATEMENT

The directors take pleasure in presenting the audited, unqualified annual financial results of the Metropolitan Holdings financial services group for the year ended 31 December 2005.

These results have been prepared in accordance with International Financial Reporting Standards (IFRS) issued and effective at the time of preparing these results; guidelines issued by the Actuarial Society of South Africa; and the disclosure requirements of the JSE Limited (JSE). International Financial Reporting Standard 1 (IFRS1) - First time adoption of IFRS - has been applied to these results.

The accounting policies of the group have been applied consistently to all the years presented, except for policies relating to the classification and measurement of financial instruments and insurance contracts. IAS32 - Financial instruments: disclosure and presentation - together with IAS39 (revised) - Financial instruments: recognition and measurement - and IFRS4 - Insurance contracts - were only applied from 1 January 2005. The 2004 consolidated financial statements of the group were prepared in accordance with South African Generally Accepted Accounting Practice (GAAP), which differs in some areas from IFRS. The comparative figures were therefore restated to reflect the necessary adjustments. Reconciliations and descriptions of the effect of the transition from GAAP to IFRS on the group's equity and its net income and cash flows are published in the annual financial statements. The transition to IFRS had no material impact on the group's equity. The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates as well as the exercise of managerial judgement in the application of the group's accounting policies. Such judgement, assumptions and estimates are disclosed in detail in the annual financial statements.

Corporate activity during the year

- A capital reduction of R1.00 per share was declared on 2 December 2004 to all classes of issued share capital, payable on 10 January 2005. Share premium was reduced by R780 million.
- Metropolitan Holdings Limited repurchased and cancelled 41 million ordinary shares at a cost of R422m, from its subsidiary Metropolitan Life Limited. The transaction had no impact on group capital. In addition, 22 million shares were repurchased through the open market at a cost of R242 million and cancelled.
- On 5 December 2005 Metropolitan Holdings Limited issued 12 700 000 A2 and 34 381 139 A3 variable rate cumulative redeemable convertible preference shares (Met prefs) at an issue price of R10.18 per share to a subsidiary of Kagiso Trust Investments (Proprietary) Limited (KTI), a broad-based empowerment consortium. Eric Molobi, JJ Njeke and Andile Sangqu are directors of KTI, while management will own 25% of this subsidiary.
- Metropolitan Health Group issued new shares to KTI, resulting in KTI owning 17.6% of the business with effect from 1 January 2005.
- Metropolitan signed the agreement between the industry and national treasury whereby minimum values are maintained, and is actively exploring ways of improving its product and service offerings further.
- The group has agreed to maintain certain minimum values on premium reductions and early terminations. The effect of the settlement is to increase the contract holder benefits by R175 million and decrease the embedded value by R124 million.

CORPORATE GOVERNANCE

The board has satisfied itself that appropriate principles of corporate governance were applied throughout the year under review.

DIRECTORATE CHANGES AND DIRECTORS' SHAREHOLDING

Bulelwa Ndamase, Sindisiwe Mabaso and Fatima Jakoet were appointed as non-executive directors with effect from 11 March 2005. Derek Pead was appointed as an executive director with effect from 13 September 2005. Ntuthukoyezwe Buthelezi and Sindisiwe Mabaso, both non-executive directors, resigned with effect from 13 September 2005 and 17 October 2005 respectively due to other responsibilities. No further changes have been made to the directorate. All transactions in listed shares involving directors were disclosed on SENS as required.

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

The group had no material capital commitments at 31 December 2005. The group is party to legal proceedings in the normal course of business, and appropriate provisions are made when losses are expected to materialise.

POST BALANCE SHEET EVENTS

Apart from those listed below, no other material post balance sheet events occurred between the balance sheet date and the date of approval of the annual financial statements.

DIVIDEND DECLARATION

Ordinary listed shares

The dividend policy for the ordinary listed shares, approved by the directors and consistent with prior years, is to provide shareholders with stable dividend growth that reflects expected growth in underlying earnings in the medium term, while allowing the dividend cover to fluctuate.

A final dividend of 39.00 cents per ordinary share has been declared on 14 March 2006, giving a total dividend for 2005 of 63.00 cents. This final dividend is payable to the holders of ordinary shares recorded in the register of the company at the close of business on Friday, 7 April and will be paid on Monday, 10 April. The last day to trade "cum" dividend will be Friday, 31 March 2006. The shares will trade "ex" dividend from the start of business on Monday, 3 April 2006. Share certificates may not be dematerialised or rematerialised between Monday, 3 April and Friday, 7 April 2006, both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to certificated shareholders on or about payment date. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 10 April 2006.

Staff share purchase scheme dividend

A dividend of R28 million (2004: R44 million) has been declared on the unlisted shares in the staff share purchase scheme, as provided for in the trust deed.

Preference share dividend

A dividend of R23 million (9.9%) was paid on 30 September 2005 on the A1 preference shares. Dividends of R24 million (10.4%) (2004: R25 million (9.2%)), R5 million (39.00 cents per share) and R10 million (9.2%) have been declared on

the A1, A2 and A3 preference shares respectively, payable on 31 March 2006. The declaration rate was determined as set out in the company's articles.

CAPITAL REDUCTION

A capital reduction of R1.00 per share was declared on 14 March 2006 to all classes of issued share capital, payable on 10 April 2006. Share premium will be reduced by R765 million. The pro forma financial effects of the capital reduction on earnings per share and headline earnings per share is not significant. Assuming the capital reduction had occurred on 31 December 2005, the pro forma financial effects of the capital reduction would have been to reduce both net asset value per share and net tangible asset value per share by 9%.

AUDIT OPINION

The auditors, PricewaterhouseCoopers Inc, have issued their opinion on the group financial statements for the year ended 31 December 2005. A copy of their unqualified report is available for inspection at the company's registered office.

Signed on behalf of the board

Eric Molobi Group chairman

Peter Doyle Group chief executive

Cape Town

14 March 2006

Directors:

Eric Molobi (non-executive group chairman), Peter Doyle (group chief executive), Derek Pead (executive director), Abel Sithole (executive director), Preston Speckmann (executive director), Willie Esterhuyse, Fatima Jakoet, Peter Lamprecht, Syd Muller, Bulelwa Ndamase, John Newbury, JJ Njeke, Andile Sangqu (alternate), Marius Smith, Franklin Sonn, Johan van Reenen

Secretary: Bongiwe Gobodo-Mbomvu

Registration number: 2000/031756/06

Registered office: 7 Parc du Cap, Mispel Road, Bellville 7535

JSE code: MET

NSX code: MTD

ISIN NO. ZAE000050456

Transfer secretaries

Ultra Registrars (Proprietary) Limited

(Registration number 2000/007239/07)

5th Floor, 11 Diagonal Street,

Johannesburg, 2001

P O Box 4844, Johannesburg, 2000

Telephone +27 11 834 2266

E-mail info@ultrareg.co.za

Sponsor

Merrill Lynch

Notice of a capital reduction

An ordinary resolution authorising the directors of Metropolitan by way of a general authority to distribute to shareholders share capital and reserves of the Company, in terms of Section 90 of the Companies Act, 1973 (Act 61 of 1973), as amended, was approved at the annual general meeting of Metropolitan shareholders held on Wednesday, 18 May 2005.

Notice is hereby given that on 14 March 2006 the board of directors resolved to reduce the Company's share premium by way of a cash payment of 100 cents per ordinary and preference share.

Shareholders are reminded that this distribution does have capital gains tax implications for them, and are requested to seek clarity on their specific circumstances.

The salient dates pertaining to the capital reduction are as follows:

	2006
Last day to trade to qualify for payment	Friday, 31 March
Shares trade without payment	Monday, 3 April
Record date	Friday, 7 April
Payment to shareholders	Monday, 10 April

No share certificates may be dematerialised or rematerialised between Monday, 3 April 2006 and Friday, 7 April 2006, both dates inclusive.

METROPOLITAN HOLDINGS FINANCIAL SERVICES GROUP

Basis of presentation of financial information

These results have been prepared in accordance with International Financial Reporting Standards (IFRS) issued and effective at the time of preparing these results; guidelines issued by the Actuarial Society of South Africa; and the disclosure requirements of the JSE Limited (JSE). International financial reporting standard 1 (IFRS1) - first time adoption of IFRS - has been applied to these results.

The accounting policies of the group have been applied consistently to all the years presented, except for policies relating to the classification and

measurement of financial instruments and insurance contracts. IAS32 - financial instruments: disclosure and presentation - together with IAS39 (revised) - financial instruments: recognition and measurement - and IFRS4 - insurance contracts - were only applied from 1 January 2005. The 2004 consolidated financial statements of the group were prepared in accordance with South African generally accepted accounting practice (GAAP), which differs in some areas from IFRS. The comparative figures were therefore restated to reflect the necessary adjustments. Reconciliations and descriptions of the effect of the transition from GAAP to IFRS on the group's equity and its net income and cash flows are published in the annual financial statements. The transition to IFRS had no material impact on the group's equity. The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates as well as the exercise of managerial judgement in the application of the group's accounting policies. Such judgement, assumptions and estimates are disclosed in detail in the annual financial statements.
The tables below provide reconciliations of net equity and core headline earnings from the 2004 published results to the results after transition to IFRS.

RECONCILIATION OF EQUITY at 31 December 2004	Assets Rm	Liabilities Rm	Minority interests Rm	Shareholder equity Rm
Disclosed under SA GAAP	44 134	38 555	75	5 504
Reclassification of liability portion of derivative investments	125	125	-	-
Consolidation of collective investments	291	6	285	-
Reversal of goodwill amortised	37	-	-	37
Metropolitan Health share scheme liability	-	77	(1)	(76)
Reclassification of equity portion of redeemable convertible preference shares as debt	-	283	-	(283)
Restated under IFRS	44 587	39 046	359	5 182

RECONCILIATION OF CORE HEADLINE EARNINGS for the year ended 31 December 2004	Retail Rm	Corporate Rm	International Rm	MHG Rm	Shareholder capital Rm	Total Rm
Disclosed under SA GAAP	263	107	52	46	86	554
Employee benefits - value of service provided	(4)	(2)	-	(45)	-	(51)
Amortisation of intangible asset				(12)		(12)
Additional interest expense on reclassification of redeemable convertible preference shares as debt					(9)	(9)
Restated under IFRS	259	105	52	(11)	77	482

METROPOLITAN HOLDINGS - GROUP RESULTS

CONSOLIDATED BALANCE SHEET	31.12.2005 Rm	31.12.2004 Rm
ASSETS		
Property, plant and equipment	549	445
Investment property	2 255	1 875
Intangible assets	404	406
Investment in associates	7	8
Financial assets (1)	43 465	37 754
Deferred income tax	4	6
Reinsurance contracts	181	
Cash and cash equivalents	6 526	4 093
Total assets	53 391	44 587
EQUITY		

Capital and reserves attributable to equity holders	6 301	5 182
Minority interests	465	359
Total equity	6 766	5 541
LIABILITIES		
Insurance contract liabilities (2)	25 496	35 612
Financial liabilities		
Investment contracts - fair value through income	7 454	
Investment contracts with discretionary participation features (3)	9 905	
Other financial liabilities	1 264	602
Employee benefit obligations	225	182
Deferred income tax	296	154
Other payables	1 703	2 394
Current income tax	282	102
Total liabilities	46 625	39 046
Total equity and liabilities	53 391	44 587

(1) Financial instruments include equity, debt securities, derivative financial instruments and loans and receivables. Equity and debt securities were classified as available-for-sale assets in 2004 and were designated as fair value through income on 1 January 2005. No adjustments to the fair value of these designated assets were required.

(2) *The group took the IFRS4 exemption and therefore has not restated its* comparative information, which is based on SA GAAP. The disclosed comparative for insurance contract liabilities includes liabilities for insurance and investment contracts. If IFRS4 had been adopted early, the value of the liabilities would have been R35 627 million at 31 December 2004 (insurance liabilities R19 902 million, investment contract liabilities R5 660 million and investment contracts with discretionary participation features liabilities R10 063 million). The total liabilities are R13 million greater than those disclosed in 2004 as a result of the implementation of IFRS4 and IAS39. Under IFRS4, the group continues to account for insurance contracts using SA GAAP.

(3) Investment contracts with discretionary participation features continue to be accounted for using SA GAAP.

METROPOLITAN HOLDINGS - GROUP RESULTS

STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES ON REPORTING BASIS	31.12.2005 Rm	31.12.2004 Rm
Total assets per balance sheet	53 391	44 587
Actuarial value of policy liabilities per balance sheet	(42 855)	(35 612)
Other liabilities per balance sheet	(3 770)	(3 434)
Minority interests	(465)	(359)
Excess - group per reporting basis	6 301	5 182
Net assets - other businesses	(157)	185
Excess - long-term insurance business *	6 144	5 367
LONG-TERM INSURANCE BUSINESS *		
Change in excess of long-term insurance business *	777	672
Increase in share capital	(5)	(113)
Exchange differences	17	9
Change in other reserves	(63)	(6)
Dividend paid	932	475
Release from 90:10 ring-fenced book		661
Total surplus arising	1 658	1 698
Operating profit	589	326
Investment income on excess	179	164
Basis and other changes	102	249
Investment variances	66	25
Other adjustments	(13)	
LOA statement of intent	(101)	
Shareholder share of 90:10 ring-fenced book		295
Capital appreciation on excess	836	639
Consolidation adjustments	(128)	(184)
Income tax expense	413	305
Adjustment for other expenses and share of profit of associates	(6)	(1)
Results of long-term insurance business *	1 937	1 818
Results of other group businesses	427	253
Results of operations	2 364	2 071

STATEMENT OF ACTUARIAL VALUES OF ASSETS AND	31.12.2005	31.12.2004

LIABILITIES ON STATUTORY BASIS	Rm	Rm
Excess - group per reporting basis	6 301	5 182
Disallowed assets in terms of FSB requirements	(35)	(40)
Net assets - other businesses	(157)	185
Statutory excess - long-term insurance business *	6 109	5 327
Capital adequacy requirement	1 426	1 563
Capital adequacy multiple	4.3	3.4
Discretionary margins	1 886	1 537

\- The long-term insurance business includes both insurance and investment contract business and is the simple aggregate of all the life insurance companies in the group. It includes minority interests and other items, which are eliminated on consolidation. It excludes non-insurance business.

METROPOLITAN HOLDINGS - GROUP RESULTS

CONSOLIDATED INCOME STATEMENT	12 mths to 31.12.2005	12 mths to 31.12.2004
	Rm	Rm
Net insurance premiums received (4)	6 656	7 754
Fee income	601	368
Investment income	1 912	1 974
Net realised gains	2 413	1 264
Net fair value gains (5)	6 166	3 748
Net income	17 748	15 108
Net insurance benefits and claims (4)	6 411	5 685
Change in insurance contract provisions (4)	5 459	5 215
LOA statement of intent	101	
Change in investment contract provisions	955	
Change in reinsurance provisions	(13)	
Amortisation and impairment of intangible assets	54	85
Expenses for marketing and administration	1 555	1 305
Sales remuneration	862	747
Expenses	15 384	13 037
Results of operations	2 364	2 071
Share of profit of associates	6	4
Finance costs	(54)	(16)
Profit before tax	2 316	2 059
Income tax expenses	(573)	(381)
Earnings	1 743	1 678
Attributable to:		
Equity holders of group	1 695	1 653
Minority interests	48	25
	1 743	1 678

(4) For 2004 total premiums received and claims paid for insurance and investment contracts are disclosed on the face of the income statement as comparative information. Similarly, the comparatives for the change in insurance contract liabilities include both insurance and investment contracts.

(5) Under SA GAAP, net fair value gains on available-for-sale assets were recognised in the income statement. The 2004 comparative figures therefore reflect net fair value gains on available-for-sale assets while the 2005 figures reflect gains on assets at fair value through income. Refer (1) above.

METROPOLITAN HOLDINGS - GROUP RESULTS

RECONCILIATION OF HEADLINE EARNINGS attributable to equity holders of the company	12 mths to 31.12.2005	12 mths to 31.12.2004
	Rm	Rm
Earnings	1 695	1 653
Goodwill impaired	-	37
Headline earnings (6)	1 695	1 690
Capital appreciation on excess	(999)	(639)
Basis changes, LOA statement of intent and investment variances	(55)	(274)
Shareholder share of 90:10 fund		(295)
Core headline earnings (7)	641	482

(6) Headline earnings consist of operating profit, investment income, capital appreciation, investment variances and basis and other changes.

(7) Realised and fair value changes of investments can be volatile, therefore core headline earnings have been disclosed that comprise operating profit and investment income on shareholder assets.

EARNINGS PER SHARE (cents) attributable to equity holders of the company	12 mths to 31.12.2005	12 mths to 31.12.2004

Basic		
Core headline earnings	109.39	77.49
Headline earnings	289.25	271.70
Earnings	289.25	265.76
Weighted average number of shares (million)	586	622
Diluted (8)		
Core headline earnings	95.93	71.12
Headline earnings	257.05	244.68
Earnings	257.05	239.37
Weighted average number of shares (million) (9)	738	696

(8) Diluted earnings, headline earnings and core headline earnings have been adjusted for the finance charge relating to the redeemable preference shares and the investment return relating to the treasury shares held on behalf of contract holders. The finance charge and the investment return for the year to 31.12.2005 were R53 million (31.12.2004: R13m) and R149 million (R135 million capital appreciation and R14 million dividend income) (31.12.2004: Rnil) respectively.

(9) Weighted average number of shares takes into account all issued shares, assuming conversion of the convertible redeemable preference shares, the release of staff share scheme shares and includes the treasury shares held on behalf of contract holders.

METROPOLITAN HOLDINGS - GROUP RESULTS

DIVIDENDS			2005	2004
Ordinary listed shares (cents per share)				
Interim			24.00	20.50
Final			39.00	31.50
Total			63.00	52.00
Convertible redeemable preference shares		A1	A2	A3
Paid - 31 March 2005	Rate	9.2%		
	Rm	25		
Paid - 30 September 2005	Rate	9.9%		
	Rm	23		
Payable - 31 March 2006	Rate	10.4%	39.00 cps	9.2%
	Rm	24	5	10

ANALYSIS OF CORE HEADLINE EARNINGS	12 mths to 31.12.2005 Rm	12 mths to 31.12.2004 Rm (10)
Corporate business	167	105
Operating profit	233	150
Tax	(66)	(45)
Retail business	369	259
Operating profit	523	370
Tax	(154)	(111)
International business	86	52
Operating profit	92	56
Tax	(6)	(4)
Metropolitan Health Group	9	(11)
Operating profit	38	10
Tax	(29)	(21)
Shareholder capital	10	77
Holding company expenses	(40)	(42)
Finance costs - preference shares	(53)	(13)
Investment income on shareholder assets	208	214
Income tax on investment income	(105)	(82)
Core headline earnings	641	482

(10) Comparative information was adjusted as disclosed in the reconciliation of core headline earnings from 2004 published results to the results after the transition to IFRS disclosed above.

RESULTS OF OPERATIONS FROM ADMINISTRATION BUSINESS (gross of minority interest and before tax)	Net income	Expenses	Results of operations	
			12 mths to 31.12.2005	12 mths to 31.12.2004
	Rm	Rm	Rm	Rm
Metropolitan Health Group	519	(470)	49	10
Asset administration	63	(29)	34	18
Asset management	106	(68)	38	21
	688	(567)	121	49

METROPOLITAN HOLDINGS - GROUP RESULTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	12 mths to 31.12.2005 Rm	12 mths to 31.12.2004 Rm
Changes in share capital		
Balance at beginning	870	1 781
Capital reduction		(608)
Treasury shares held on behalf of contract holders (IAS39)	(122)	
Staff scheme shares reversed	53	(8)
Shares acquired and cancelled	(242)	(295)
Balance at end	559	870
Changes in other reserves		
Balance at beginning	367	70
Revaluation of owner-occupied properties	63	-
Shadow accounting of owner-occupied properties	(2)	-
Foreign currency translation differences	(10)	(8)
Employee share schemes - value of services provided	10	10
Distribution from 90:10 fund		295
Balance at end (11)	428	367
Changes in retained income		
Balance at beginning	3 945	2 877
First time adoption of IFRS4 and IAS39	(30)	
Earnings for period	1 695	1 653
Dividends paid	(296)	(290)
Transfer to other reserves	-	(295)
Balance at end	5 314	3 945
Capital and reserves attributable to equity holders	6 301	5 182
Changes in minority interest		
Balance at beginning	359	346
Earnings for period	48	25
Change in minority interest	62	(9)
Employee share schemes - value of services provided	1	
Dividend paid	(1)	(1)
Foreign currency translation differences	(4)	(2)
Balance at end	465	359
Total equity	6 766	5 541

(11) Other reserves consist of the following:
Land and buildings revaluation reserve: R121m (31.12.2004: R60m)
Foreign currency translation reserve: (R15m) (31.12.2004: (R5m))
Fair value reserve: R27m (31.12.2004: R17m)
Non-distributable reserve: R295m (31.12.2004: R295m)

METROPOLITAN HOLDINGS - GROUP RESULTS

CONSOLIDATED CASH FLOW STATEMENT	12 mths to 31.12.2005 Rm	12 mths to 31.12.2004 Rm
Net cash inflow from operating activities (12)	3 280	324
Net cash outflow from investing activities	(90)	(43)
Net cash outflow from financing activities	(756)	(55)
Net cash flow	2 434	226
Cash and cash equivalents at beginning	4 093	3 903
Fair value and exchange losses on cash	(1)	(36)
Cash and cash equivalents at end	6 526	4 093

(12) The group classifies the cash flows for the purchase and disposal of financial assets in its operating cash flows, as the purchases are funded from the cash flows associated with the origination of insurance and investment contracts, net of the cash flows for payments of insurance benefits and claims and investment contract benefits. The comparative figures have been adjusted accordingly.

SEGMENTAL REPORT	12 mths to 31.12.2005 Rm	12 mths to 31.12.2004 Rm
Segmental revenue		
South Africa		
Retail	8 412	7 681
Corporate	5 980	4 942
Health	519	340
Shareholder capital (13)	2 266	1 216

International (14)	1 528	1 265
Consolidation adjustments	(957)	(336)
Net income per income statement	17 748	15 108
Segmental results		
South Africa		
Retail	525	385
Corporate	233	164
Health	49	10
Shareholder capital (13)	1 483	1 608
International (14)	254	166
Consolidation adjustments	(180)	(262)
Results from operations per income statement	2 364	2 071

(13) Consists of holding company and shareholder return. The shareholder return in South Africa is not split between retail and corporate.

(14) International includes investment return.

METROPOLITAN HOLDINGS - GROUP RESULTS

EMBEDDED VALUE	31.12.2005 Rm	31.12.2004 Rm
Statutory excess - long-term insurance business	6 109	5 327
Adjustments for:	349	178
Asset management	191	140
Health administration (15)	405	290
Holding company expenses	(247)	(252)
Adjustment to statutory excess	1 563	636
Net assets - other businesses	157	(185)
Staff share scheme shares	313	460
Liability - redeemable preference shares	945	469
Treasury shares held on behalf of contract holders	258	
Goodwill	(110)	(108)
Adjusted net asset value	8 021	6 141
Net value of in-force business	3 447	2 915
Individual life	2 776	2 288
Gross value of in-force business	2 913	2 444
Less: Cost of capital	(137)	(156)
Employee benefits	671	627
Gross value of in-force business	736	714
Less: Cost of capital	(65)	(87)
Fully diluted embedded value	11 468	9 056
Fully diluted embedded value per share (cents) (16)	1 499	1 225
Fully diluted adjusted net asset value per share (cents) (16)	1 048	831
Diluted number of shares in issue (million)	765	739

(15) The value of the health business is net of R129 million, being the total liability of the option held by MHG management (2004: R77 million).

(16) 2004 figures are disclosed after the capital reduction of 100 cents per share.

EMBEDDED VALUE ATTRIBUTABLE TO GROUP	Net asset value Rm	Value of in-force Rm	31.12.2005 Rm	31.12.2004 Rm
Metropolitan Life Ltd	5 166	2 886	8 052	7 081
Metropolitan Odyssey Ltd	241	200	441	352
Metropolitan International Ltd	47	-	47	95
Metropolitan Namibia	317	179	496	373
Metropolitan Life of Botswana Ltd	95	50	145	115
Metropolitan Lesotho Ltd	225	132	357	261
Metropolitan Health Group	82	405	487	325
Asset management	65	191	256	202
Metropolitan Holdings (after consolidation adjustments)	1 543	(247)	1 296	360
Goodwill	(109)		(109)	(108)
Total embedded value	7 672	3 796	11 468	9 056
Adjustments to group excess	(1 563)			
Statutory excess - long-term insurance business	6 109			

METROPOLITAN HOLDINGS - GROUP RESULTS

VALUE OF LONG-TERM INSURANCE NEW BUSINESS	12 mths to 31.12.2005	12 mths to 31.12.2004

	Rm	Rm
Retail business (17)	100	135
Gross value of new business	107	140
Less: Cost of capital	(7)	(5)
Corporate business	6	54
Gross value of new business	7	67
Less: Cost of capital	(1)	(13)
International business *	28	16
Gross value of new business	33	20
Less: Cost of capital	(5)	(4)
Total value of long-term insurance new business	134	205

\- Net of outside shareholders

(17) The value of Retail new business has been reduced by R12 million as a result of the statement of intent signed by the life industry in 2005.

NEW BUSINESS PREMIUMS	12 mths to 31.12.2005 Rm	12 mths to 31.12.2004 Rm
Recurring premiums		
Retail business	732	762
Corporate business	80	448
International business *	105	101
	917	1 311
Single premiums		
Retail business	1 369	1 258
Corporate business	545	1 059
International business *	174	210
	2 088	2 527
Annual premium equivalent (APE)	1 126	1 564
Retail business	869	888
Corporate business	135	554
International business	122	122
Present value premiums (PVP)	6 144	
Retail business	4 444	
Corporate business	1 056	
International business	644	

* Net of outside shareholders

METROPOLITAN HOLDINGS - GROUP RESULTS

PROFITABILITY OF NEW BUSINESS	12 mths to 31.12.2005 % of PVP	12 mths to 31.12.2005 % of APE	12 mths to 31.12.2004 % of APE
Retail business (18)	2.3	11.5	15.2
Corporate business	0.5	4.3	9.7
International business	4.3	22.5	13.1

(18) New business margin reduced by 0.3% (PVP) and 1.4% (APE) as a result of the statement of intent signed by the life industry during 2005.

SOURCE OF NEW BUSINESS	31.12.2005		31.12.2004	
Individual life - insurance and investment business				
	APE %	Total %	APE %	Total %
General intermediary channel	12	8	15	9
Direct writers	32	28	36	30
Group schemes	8	5	8	5
Direct mail and telemarketing	14	9	11	6
Odyssey broker channel	22	41	19	39
International	12	9	11	11

VALUE OF NEW BUSINESS - OTHER BUSINESSES	12 mths to 31.12.2005 Rm	12 mths to 31.12.2004 Rm
Health administration	76	173
Asset management	22	11

PRINCIPAL ASSUMPTIONS (South Africa)	31.12.2005 %	31.12.2004 %
Pre-tax investment return		
Equities	9.5	10.3
Properties	9.5	10.3
Government stock	7.5	8.3
Cash	5.5	6.3
Risk discount rate	10.0	10.8
Investment return (before tax) - smoothed bonus	8.9	9.7

Expense inflation rate	4.3	5.0

OUTSIDE SHAREHOLDER INTEREST	31.12.2005	31.12.2004
	%	%
Metropolitan Namibia	19.0	19.1
Metropolitan Botswana	24.2	24.2
Metropolitan Health Group	18.8	1.5

METROPOLITAN HOLDINGS - GROUP RESULTS

LONG-TERM INSURANCE BUSINESS: SENSITIVITIES - 31.12.2005	Net worth	In-force business			New business written		
		Net value	Gross value	Cost of CAR	Net value	Gross value	Cost of CAR
	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Base value	6 109	3 447	3 649	(202)	134	147	(13)
1% increase in risk discount rate		3 140	3 453	(313)	113	132	(19)
% change		(9)	(5)	55	(16)	(10)	42
1% reduction in risk discount rate		3 827	3 901	(74)	158	165	(7)
% change		11	7	(64)	18	12	(47)
10% increase in future expenses		3 241	3 443	(202)	115	128	(13)
% change		(6)	(6)	-	(14)	(13)	-
10% increase in policy discontinuance		3 385	3 587	(202)	102	115	(13)
% change		(2)	(2)	-	(24)	(22)	-
10% increase in mortality and morbidity		3 143	3 345	(202)	67	80	(13)
% change (note 1)		(9)	(8)	-	(50)	(46)	-
1% reduction in gross investment return	6 110	3 407	3 624	(217)	139	152	(13)
% change (note 2)	-	(1)	(1)	7	3	3	-
10% fall in market value of assets	6 078	3 348	3 550	(202)			
% change	(1)	(3)	(3)	-			
10% reduction in premium indexation take-up rate		3 316	3 518	(202)	127	140	(13)
% change		(4)	(4)	-	(6)	(5)	-
10% increase in non-commission related acquisition expenses					110	123	(13)
% change					(18)	(16)	-

Notes:

(1) Mortality decreases by 10% for annuities; mortality and morbidity increase by 10% for assurance.

(2) Bonus rates are decreased commensurate with the drop in returns.

(3) The change in the value of cost of CAR is shown as nil where the sensitivity test causes an insignificant change in the value.

METROPOLITAN HOLDINGS - GROUP RESULTS

ANALYSIS OF CHANGES IN GROUP EMBEDDED VALUE	Other businesses	Long-term insurance business		12 mths to 31.12.2005 Total	12 mths to 31.12.2004 Total
		NAV	VoIF	Rm	Rm
	Rm	Rm	Rm		
Profit from new business	103		140	243	401
Point of sale	98		134	232	389
Expected return to end of year	5		6	11	12
Profit from existing business	63	596	(4)	655	827
Expected return - unwinding of RdR	22	-	334	356	300
Expected (or actual) net of tax profit	-	371	(371)	-	-

transfer to net worth					
Operating experience variance	25	190	(75)	140	109
Operating assumption changes	16	136	131	283	193
LOA statement of intent		(101)	(23)	(124)	
90:10 fund amalgamation					225
Embedded value profit from operations	166	596	136	898	1 228
Investment return on net worth	65	993	-	1 058	777
Investment variances	31	66	359	456	140
Economic assumption changes	1	4	32	37	111
Exchange rate movements	-	(13)	-	(13)	(17)
Total embedded value profit	263	1 646	527	2 436	2 239
Changes in share capital	(246)	4		(242)	(917)
Dividend paid	605	(931)		(326)	(290)
Staff scheme shares	55			55	23
Redeemable preference shares	481			481	464
Finance costs - preference shares	(53)			(53)	(13)
Movements in other reserves	(2)	63		61	
Increase in embedded value	1 103	782	527	2 412	1 506
Return on embedded value (%)				26.9	29.6

METROPOLITAN HOLDINGS - GROUP RESULTS

PREMIUMS RECEIVED (Pre-IFRS4)	12 mths to 31.12.2005 Rm	12 mths to 31.12.2004 Rm
Recurring premiums	5 770	5 190
Retail business	3 575	3 224
Corporate business	1 437	1 320
International business	758	646
Single premiums	2 116	2 564
Retail business	1 353	1 258
Corporate business	544	1 059
International business	219	247
Total premiums received	7 886	7 754

PAYMENTS TO POLICYHOLDERS (Pre-IFRS4)	12 mths to 31.12.2005 Rm	12 mths to 31.12.2004 Rm
Individual life	3 142	3 390
Death and disability claims	833	766
Maturity claims	752	1 063
Annuities	452	431
Surrenders	1 178	1 200
Re-insurance recoveries	(73)	(70)
Employee benefits	3 975	2 295
Death and disability claims	668	505
Maturity claims	131	181
Annuities	293	292
Withdrawal benefits	293	213
Terminations	2 746	1 174
Re-insurance recoveries	(156)	(70)
Total payments to policyholders	7 117	5 685

FUNDS RECEIVED FROM CLIENTS	Gross inflow Rm	Gross outflow Rm	12 mths to 31.12.2005 Net inflow Rm	12 mths to 31.12.2004 Net inflow Rm
Retail business	4 928	(2 746)	2 182	1 424
Corporate business	1 981	(3 823)	(1 842)	243
International business	977	(548)	429	402
Long-term insurance business cash flows	7 886	(7 117)	769	2 069
Health administration	7 935	(7 406)	529	618

Asset management	7 787	(3 285)	4 502	(540)
Total funds received from clients	23 608	(17 808)	5 800	2 147

METROPOLITAN HOLDINGS - GROUP RESULTS

NUMBER OF EMPLOYEES	31.12.2005	31.12.2004
Indoor staff	3 899	3 578
Insurance companies	2 396	2 321
Retail business	1 324	1 358
Employee benefit business	315	301
International business	274	203
Group services	483	459
Metropolitan Health Group	1 359	1 110
Asset management	70	72
Asset administration	53	54
Holding company	21	21
Field staff	3 426	3 651
Retail business	2 977	3 155
International business	449	496
Total	7 325	7 229

ANALYSIS OF EXPENSES	12 mths to 31.12.2005 Rm	12 mths to 31.12.2004 Rm
Amortisation and impairment of intangible assets	54	85
Expenses for marketing and administration	1 555	1 305
Sales remuneration	862	747
Finance costs	54	16
Total expenses	2 525	2 153
Long-term insurance business	1 824	1 648
Management expenses	962	901
Administration expenses	837	779
Distribution costs	125	122
Sales remuneration	862	747
Administration business	656	458
Health administration	467	327
Asset management	67	56
Asset administration	29	20
Finance costs - preference shares	53	13
Holding company	40	42
Employee share schemes - value of services provided (group expense)	12	10
Consolidation adjustments	20	
Implementation of IFRS4 and IAS39 adjustment	13	
Goodwill impaired	-	37
Total expenses	2 525	2 153

METROPOLITAN HOLDINGS - GROUP RESULTS

ASSETS UNDER MANAGEMENT	31.12.2005 Rm	31.12.2004 Rm
Property, plant and equipment	549	445
Investment property	2 255	1 875
Intangible assets	404	406
Investment in associates	7	8
Financial assets	43 465	37 754
Deferred income tax	4	6
Reinsurance contracts	181	
Cash and cash equivalents	6 526	4 093
Total on-balance sheet assets	53 391	44 587
Collective investments	9 019	2 721
Health administration	2 490	1 710
Metropolitan Asset Managers	5 694	3 941
EB segregated assets	798	766
Total assets under management	71 392	53 725

ANALYSIS OF ASSETS BACKING GROUP EXCESS	31.12.2005		31.12.2004	
	Rm	%	Rm	%
Listed equities	3 864	58.5	3 270	58.0
Foreign investments	649	9.8	385	6.8
Properties	392	5.9	376	6.7
Fixed interest	822	12.4	673	11.9
Money market	1 291	19.5	1 316	23.3
Goodwill	148	2.2	148	2.6

Redeemable preference shares	(945)	(14.3)	(469)	(8.3)
Other assets	393	6.0	(57)	(1.0)
	6 614	100.0	5 642	100.0
Adjustment for staff share schemes	(313)		(460)	
Excess - group per reporting basis	6 301		5 182	

GROUP EXCESS - TOP 10 EQUITY HOLDINGS	31.12.2005		31.12.2004	
	Rm	%	Rm	%
MTN Group Ltd	220	5.7	330	10.1
Standard Bank Group Ltd	166	4.3	97	3.0
Anglo American Plc	125	3.2	103	3.1
Billiton Plc	106	2.7	67	2.1
FirstRand Ltd	106	2.7	72	2.2
Sasol Ltd	103	2.7	59	1.8
SABMiller Plc	97	2.5	69	2.1
Remgro Plc	91	2.4	66	2.0
Imperial Holdings Ltd	71	1.8	-	-
Naspers N-ord Ltd	64	1.7	48	1.5
Sanlam Ltd	-	-	50	1.5
	1 149	29.7	961	29.4
Collective investments	1 379	35.7	1 007	30.8
	2 528	65.4	1 968	60.2
Total equities backing excess	3 864	100.0	3 270	100.0

METROPOLITAN HOLDINGS - GROUP RESULTS

STOCK EXCHANGE PERFORMANCE	31.12.2005	31.12.2004	31.12.2003	31.12.2002
12 months to 31 December				
Value of listed shares traded (rand million) *	3 347	2 049	994	1 652
Volume of listed shares traded (million) *	315	250	165	246
Shares traded (% of average listed shares in issue)	51.1	37.9	24.4	36.7
Value of shares traded - life insurance (J857 - Rbn)	70.0	47.3	40.8	42.9
Value of shares traded - top 40 index (J200 - Rbn)	1 028.2	829.8	653.4	684.1
Trade prices (cents per share)				
Highest	1 220	1 100	750	902
Lowest	950	680	470	485
Last sale of year	1 185	1 090	685	610
Percentage change during year#	19.70	59.12	12.30	(23.75)
Percentage change - life insurance sector (J857)	21.18	36.04	0.45	(18.04)
Percentage change - top 40 index (J200)	44.12	20.11	9.37	(14.13)
31 December				
Price / core headline earnings ratio (diluted)	12.35	12.24	11.03	11.59
Dividend yield % (dividend on listed shares)	5.32	4.77	6.28	6.23
Dividend yield % - top 40 index (J200)	2.24	2.49	3.02	3.37
Total shares issued (million)				
Listed on JSE	594	641	678	676
Ordinary shares	587	632	668	669
Share incentive scheme	7	9	10	7
Unlisted - Share purchase scheme	48	63	70	59
Total ordinary shares in issue	642	704	748	735
Treasury shares held by a subsidiary company	-	(41)	(41)	(41)
Treasury shares held on behalf of contract holders	(22)			

Adjustment to staff share scheme shares ***	(50)	(53)	(55)	(47)
Share incentive scheme	(5)	(5)	(5)	(5)
Share purchase scheme	(45)	(48)	(50)	(42)
Basic number of shares in issue	570	610	652	647
Adjustment to staff share scheme shares	50	53	55	47
Treasury shares held on behalf of contract holders	22			
Convertible redeemable preference shares	123	76	-	-
Fully diluted number of shares in issue	765	739	707	694
Market capitalisation (rand billion) **	9.07	8.06	4.84	4.23
Percentage of life insurance sector (J857)	6.83	7.04	5.96	5.27

* 31.12.2005 is net of 22 million shares acquired and cancelled for R242 million as part of a share buy-back programme (31.12.2004: 44 million shares; R293 million).

2005 adjusted for capital reduction.

** The market capitalisation is calculated on the fully diluted number of shares in issue.

*** These shares have been issued since 1 January 2001, the date on which the group adopted AC133 (now IAS39).

Date: 15/03/2006 08:01:51 AM Produced by the JSE SENS Department

Back to top **Back to SENS** **PRINT this article >**

Kim Carter-Brown

From: Tyrrel Murray
Sent: 12 December 2005 11:57 AM
To: DL: NAC Group Finance; Wilhelm Van Zyl; Preston Speckmann
Subject: SENS

2005-12-12 11:44:11
Metropolitan Holdings Ltd - Dealing in Securities by Director
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
Dealing in Securities by Director
In accordance with rule 3.63 to 3.74 of the Listings Requirements of the JSE Limited, the following transaction should be noted:

Name	Dr F A Sonn
Designation	Non-executive director
Date of transaction	2005-12-09
Price per share	R11.0676
Number of ordinary shares	9 100
Value of transaction	R100 715
Nature of transaction	Sale
Nature of interest	Direct beneficial

Clearance to deal in shares in terms of paragraph 3.66 of the Listings Requirements of the JSE Limited has been obtained.
Cape Town
12 December 2005
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 12/12/2005 11:44:11 AM Produced by the JSE SENS Department

Kim Carter-Brown

From: Tyrrel Murray
Sent: 07 December 2005 03:46 PM
To: DL: NAC Group Finance
Subject: DIRECTORS DEALINGS

2005-11-23 15:07:55
Metropolitan Holdings Ltd - Dealing In Securities By Directors
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
Dealing in Securities by Directors
In accordance with the Listings Requirements of the JSE Limited, the following transactions should be noted:
Name Johan van Reenen
Designation Non-executive director of Metropolitan
Date of transaction 21 November 2005
Share price R10.9137
Number of ordinary shares 126,000
Value of transaction R1,375,126
Nature of transaction Purchase
Nature of interest Indirect beneficial
Name Johan van Reenen
Designation Non-executive director of Metropolitan
Date of transaction 22 November 2005
Share price R10.98
Number of ordinary shares 57,000
Value of transaction R625,860
Nature of transaction Purchase
Nature of interest Indirect beneficial
Clearance to deal in shares in terms of paragraph 3.66 of the Listings Requirements of the JSE Limited has been obtained.
Cape Town
23 November 2005
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 23/11/2005 03:07:59 PM Produced by the JSE SENS Department

PRINT this article >

Release Date: 2005/12/12 05:59:00 PM

Metropolitan Holdings Ltd - Settlement between South African life industry and

the National Treasury
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")

Settlement between South African life industry and the National Treasury

Following a number of rulings by the pension funds adjudicator, Vuyani Ngalwana, against most of the major life insurers, the industry and treasury announced the detail of a settlement on Monday, 12 December.

This brings an end to months of speculation and uncertainty amongst stakeholders with regards to how the industry was going to react to increased pressure on its lack of disclosure of costs relating to retirement annuity and endowment products and penalties incurred when clients choose to terminate their policies or reduced their monthly premiums.

The total amount that has been earmarked by the industry to compensate policyholders is around R2.6 billion, of which Metropolitan's share, to be funded by shareholders, is of the order of R150 million to R165 million. The overall embedded value effect is estimated to be around 4% of the most recently reported value of in-force. It is anticipated that there may be an additional administrative cost of up to R7.5 million relating to the implementation of these proposals.

Says chief executive, Peter Doyle: " As a member of the Life Offices' Association (LOA), I am extremely pleased that the different parties have come to an agreement on this matter in the interests of all stakeholders. The long-term insurance industry in SA remains the biggest mobiliser of personal savings and the uncertainty caused during the past year has not been in the interest of anyone."

Metropolitan remains committed to innovative and appropriate product design, offering all its clients a realistic value proposition and with this in mind cost containing initiatives remain an on-going priority throughout the group.

Once details relating to the agreement have been finalised and ratified more specific information will be communicated to the affected policyholders.

ISSUED BY	NICO OOSTHUIZEN MANAGER: INVESTOR RELATIONS METROPOLITAN HOLDINGS LIMITED TEL 0219406111 OR 0832857092
DATE	12 DECEMBER 2005
QUERIES	PETER DOYLE GROUP CHIEF EXECUTIVE METROPOLITAN HOLDINGS LIMITED TEL 0219405681 OR 0828802690 WILHELM VAN ZYL GROUP ACTUARY METROPOLITAN HOLDINGS LIMITED TEL 0219406637 OR 0825753841

Date: 12/12/2005 05:59:31 PM Produced by the JSE SENS Department

Back to top Back to SENS PRINT this article >

From: Tyrrel Murray
Sent: 02 December 2005 03:15 PM
To: Michelle Klue; DL: NAC Group Finance
Subject: SENS RELEASE

Michelle
Here is the announcement as released a few minutes ago.
Regards
Tyrrel

2005-12-02 15:12:50
Metropolitan - Dealing in Securities by Directors
Metropolitan Holdings Ltd
(Incorporated in the Republic of South Africa)
(Registration number: 2000/031756/06)
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
Dealing in Securities by Directors
In accordance with the Listings Requirements of the JSE Limited, the following transaction should be noted:

Name	Peter Doyle
Designation	Group Chief Executive
Date of transaction	1 December 2005
Price per share	R10.6261
Number of ordinary shares	910,100
Value of transaction	R9,670,813.61
Nature of transaction	Sale
Nature of interest	Direct beneficial

Clearance to deal in shares in terms of paragraph 3.66 of the Listings Requirements of the JSE Limited has been obtained.
Cape Town
2 December 2005
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 02/12/2005 03:12:53 PM Produced by the JSE SENS Department

Kim Carter-Brown

From: Tyrrel Murray
Sent: 01 December 2005 10:36 AM
To: DL: NAC Group Finance
Subject: SENS

2005-12-01 09:24:36
Metropolitan Holdings Ltd - Dealing In Securities By Directors
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
Dealing in Securities by Directors
In accordance with the Listings Requirements of the JSE Limited, the following transaction should be noted:

Name	Preston Speckmann
Designation	Executive director of Metropolitan
Date of transaction	30 November 2005
Price per share	R10.60
Number of ordinary shares	120,000
Value of transaction	R1,272,000.00
Nature of transaction	Sale
Nature of interest	Direct beneficial

Clearance to deal in shares in terms of paragraph 3.66 of the Listings Requirements of the JSE Limited has been obtained.
Cape Town
1 December 2005
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 01/12/2005 09:24:35 AM Produced by the JSE SENS Department

MET

Metropolitan Holdings Limited - Results of General Meeting

Metropolitan Holdings Limited

Registration number 2000/031756/06

JSE code: MET

NSX code: MTD

ISIN code: ZAE000050456

("Metropolitan")

Results of General Meeting

Shareholders are referred to the announcement released on SENS on 2 November 2005 and in the press on 3 November 2005, in terms of which shareholders were advised that in light of the recent release of the government"s new Broad-based Black Economic Empowerment Codes of Good Practice, there were shareholders who wished to have more time to consider the impact of these Codes on Metropolitan"s Black Economic Empowerment transaction. Accordingly, at the general meeting held on 2 November 2005 shareholders approved the adjournment of the general meeting to Tuesday, 22 November 2005.

At the general meeting held on Tuesday, 22 November 2005 all the resolutions proposed were passed by the requisite majority of shareholders entitled to vote.

The special resolutions will be registered with the Registrar of Companies in due course.

Cape Town

22 November 2005

Sponsor to Metropolitan in South Africa

Merrill Lynch Global Markets & Investment Banking Group

Date: 22/11/2005 12:14:20 PM Produced by the JSE SENS Department

MET
Metropolitan Holdings Limited - Repurchase Of Ordinary Shares In Metropolitan
Metropolitan Holdings Limited
Registration number 2000/031756/06
JSE code: MET
NSX code: MTD
ISIN code: ZAE000050456
("Metropolitan" or the "Company")
REPURCHASE OF ORDINARY SHARES IN METROPOLITAN

1. INTRODUCTION

Shareholders are advised that Metropolitan has repurchased ordinary shares in accordance with the general authority granted by its shareholders at the Annu General Meeting held on Wednesday, 18 May 2005.

2. IMPLEMENTATION

Metropolitan acquired a total of 20 567 189 ordinary shares, equivalent to 3. of the issued share capital, during the period 19 September 2005 to 10 Novemb 2005 at prices ranging from 1015 cents to 1139 cents per ordinary share for a total consideration of approximately R224 million (excluding dealing and othe associated costs). These shares were repurchased in the open market at a pri not exceeding the limits as prescribed by the JSE Limited ("JSE") and will be cancelled and delisted as soon as possible.
The extent of the authority outstanding is 109 million Metropolitan ordinary shares.

3. SOURCE OF FUNDS

The share repurchase has been funded from available cash resources.

4. OPINIONS

The Directors of Metropolitan have considered the impact of the share repurch and are unanimously of the opinion that:

- the Company, and the Company and its subsidiaries ("the Group"), will be able in the ordinary course of business to pay their debts for a period of 12 months from the date of this announcement;
- the assets of the Company and the Group, fairly valued in accordance wit the accounting policies used in the latest audited group annual financial statements, will remain in excess of the liabilities of the Company and the Group;
- the issued ordinary share capital and reserves of the Company and the Gr are adequate for the purposes of the business for a period of 12 months from date of this announcement;
- the working capital available of the Company and the Group is sufficient for the Company"s and the Group"s requirements for a period of 12 months from the date of this announcement; and
- subsequent to any repurchase the Company will comply with the JSE"s spre requirements.

5. FINANCIAL EFFECTS

	As Reported 30 June 2005 (cents)	After All Repurchases (cents)	% Change
Diluted earnings per share	86.20	87.83	1.9
Diluted headline earnings per share	86.20	87.83	1.9
Net asset value	779	770	(1.2)
Net tangible asset value per share	889	883	(0.7)
Embedded value per share	1 296	1 301	0.4

Assumptions: The shares were acquired out of cash resources that earned an af tax rate of 2.7% for the half year.
Cape Town
14 November 2005

Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 14/11/2005 10:49:25 AM Produced by the JSE SENS Department

Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 14/11/2005 10:49:25 AM Produced by the JSE SENS Department

MET
Metropolitan Holdings Limited - Repurchase Of Ordinary Shares In Metropolitan
Metropolitan Holdings Limited
Registration number 2000/031756/06
JSE code: MET
NSX code: MTD
ISIN code: ZAE000050456
("Metropolitan" or the "Company")
REPURCHASE OF ORDINARY SHARES IN METROPOLITAN

1. INTRODUCTION

Shareholders are advised that Metropolitan has repurchased ordinary shares in accordance with the general authority granted by its shareholders at the Annu General Meeting held on Wednesday, 18 May 2005.

2. IMPLEMENTATION

Metropolitan acquired a total of 20 567 189 ordinary shares, equivalent to 3. of the issued share capital, during the period 19 September 2005 to 10 Novemb 2005 at prices ranging from 1015 cents to 1139 cents per ordinary share for a total consideration of approximately R224 million (excluding dealing and othe associated costs). These shares were repurchased in the open market at a pri not exceeding the limits as prescribed by the JSE Limited ("JSE") and will be cancelled and delisted as soon as possible.

The extent of the authority outstanding is 109 million Metropolitan ordinary shares.

3. SOURCE OF FUNDS

The share repurchase has been funded from available cash resources.

4. OPINIONS

The Directors of Metropolitan have considered the impact of the share repurch and are unanimously of the opinion that:

- the Company, and the Company and its subsidiaries ("the Group"), will be able in the ordinary course of business to pay their debts for a period of 12 months from the date of this announcement;
- the assets of the Company and the Group, fairly valued in accordance wit the accounting policies used in the latest audited group annual financial statements, will remain in excess of the liabilities of the Company and the Group;
- the issued ordinary share capital and reserves of the Company and the Gr are adequate for the purposes of the business for a period of 12 months from date of this announcement;
- the working capital available of the Company and the Group is sufficient for the Company"s and the Group"s requirements for a period of 12 months from the date of this announcement; and
- subsequent to any repurchase the Company will comply with the JSE"s spre requirements.

5. FINANCIAL EFFECTS

	As Reported 30 June 2005 (cents)	After All Repurchases (cents)	% Change
Diluted earnings per share	86.20	87.83	1.9
Diluted headline earnings per share	86.20	87.83	1.9
Net asset value	779	770	(1.2)
Net tangible asset value per share	889	883	(0.7)
Embedded value per share	1 296	1 301	0.4

Assumptions: The shares were acquired out of cash resources that earned an af tax rate of 2.7% for the half year.

Cape Town
14 November 2005

MET
Metropolitan-Operational performance for the nine months ended 30 September 2
Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")
Operational performance for the nine months ended 30 September 2005
Comments
All figures are provisional and unaudited.
The basis on which the figures have been calculated is the same as that used embedded value purposes. Premium income is included from the date on which policies come into force as opposed to the date on which they are accepted. (Figures calculated on the latter basis are normally referred to as productio figures). It should be noted that there can be a delay of up to three months between these two dates.
The new business figures are all net of outside shareholders" interests.
Metropolitan Botswana was 76% owned throughout the period.
Metropolitan Namibia was 81% owned throughout the period.
Retail business

	9 months to 30-Sept-03	9 months to 30-Sept-04	Change	9 months to 30-Sept-05	Change
	Rm	Rm	%	Rm	%
New business					
Recurring premiums	430	566	35	527	(7)
Single premiums	622	947	52	947	-
APE	492	661	37	622	(6)
	Rm	Rm	%	Rm	%
Cashflow					
Recurring premiums	2 089	2 325	11	2 599	12
Single premiums	621	946	52	954	1
Payments to policyholders	1 851	2 385	29	2 110	(12)
Net cashflow	859	886	3	1 443	63

New business added to the in-force book across most distribution channels was below that of the corresponding period in 2004, primarily because an increase focus on the quality of new business resulted in proportionately fewer applications being accepted.
Structural and processing changes within the direct writer channel have impac on productivity in the short term, but management remains confident that the long-term benefits will be significant.
The outlook for the full year is positive because:
Recurring premium income is increasing well in excess of inflation
Outflow levels dropped while claims experience was in line with expectations, resulting in a substantial improvement in the net cash flow position
KTI"s pro-active involvement in developing new business opportunities
Overall persistency continues to improve on ordinary business, with lapses at inception remaining below the group target of 15%
Promising initial experience on new third party distribution ventures in our target markets
Corporate business

	9 months to 30-Sept-03	9 months to 30-Sept-04	Change	9 months to 30-Sept-05	Change
	Rm	Rm	%	Rm	%
New business					

Recurring premiums	143	347	143	35	(90)
Single premiums	370	588	59	309	(47)
APE	180	406	126	66	(84)
	Rm	Rm	%	Rm	%
Cashflow					
Recurring premiums	698	958	37	1 087	13
Single premiums	372	588	58	309	(47)
Payments to policyholders	1 466	1 610	10	2 829	76
	(396)	(64)	-	(1 433)	-

2005 does not compare favourably with the exceptional performance of 2004 due to:

Extremely difficult market conditions

Negative sentiment towards smoothed bonus products

No significant single premium mandates were secured

Faced with an extremely competitive pricing environment, MetEB continued to avoid loss-making business, especially in the risk arena

On the positive side:

Significant reduction in scheme terminations since June 2004

An increase in single premium business relative to 1H05

Total recurring premium income showed a healthy increase over 2004

A portion of the outflows was re-invested with MetAm under separate investmen mandates

Improved new business experience in 4Q05

Independently, and together with KTI, MetEB continues to explore new business opportunities

The fundamentals remain sound; growth continues, resulting in the business making a positive contribution to group profits.

Metropolitan Asset Managers

3Q05 and year-to-date performance ranked in the top quartile of the Alexander Forbes Large Manager Watch

All funds have exceeded their performance benchmarks to date

Fund	3 months	6 months	12 months
Metropolitan General Equity	10/50	12/49	34/46
Metropolitan Resources	2/8	1/8	7/8
Metropolitan Industrial	2/7	3/7	6/7

Source: Financial Mail, 7 October 2005

The table above illustrates that there has been a dramatic improvement in investment performance over the shorter term.

International business

	9 months to 30-Sept-04	9 months to 30-Sept-05	Change
	Rm	Rm	%
New business			
Recurring premiums	66	83	26
Individual life	47	60	28
Employee benefits	19	23	21
Single premiums	114	133	17
APE	77	96	25
	Rm	Rm	%
Cashflow			

Recurring premiums	483	575	19
Single premiums	143	160	12
Payments to policyholders	332	394	19
Net cashflow	294	341	16

Conditions remain challenging in all the markets in which we operate
During 2005 certain credit life business in Botswana was reclassified from recurring premiums to single premiums. The 2004 comparatives have been adjus accordingly
Recurring premium new business growth was boosted by the acquisition of Chann in Namibia
Pleasing improvement in single premium business for the year to date
Both recurring and single premium income showing a respectable increase over 2004
Net positive cashflow position continues to improve
Integration of Channel Life in Namibia has exceeded all expectations; international"s new administration system has been fully rolled out on the individual life side, which augurs well for its implementation in other international markets
Metropolitan"s Kenyan life license has been approved, new business premises secured, recruitment for key positions is progressing well and this operation scheduled to go live on 1 January 2006
Health business
The main focus during the third quarter was the tendering process for the Government Employees Medical Scheme (GEMS).
MHG and Qualsa (the managed care subsidiary) together tendered for four of th seven contracts and was elected the preferred supplier of administrative and medicine clearing house services for GEMS
The administration contract covers the first 200 000 members of the new schem and early indications are that this can be reached within one year.
Metropolitan is particularly proud to have been selected as a preferred partn on the basis of GEMS stringent criteria relating to service capability, price and empowerment credentials.
2005 performance remains robust with projected forecasts likely to be met.
Group perspective
Administration expenses
Administration expenses remain a key area of focus. Overall life insurance administration expenses were well contained and are on target.
Corporate developments
Directors
Sindi Mabaso resigned in October following her appointment as a partner in an auditing firm.
Capital management
During the third quarter Metropolitan re-initiated its share buy-back program as the share was trading at a significant discount to embedded value.
13 075 000 ordinary shares, representing 1.77% of Metropolitan"s total issued shares, were repurchased by the company during the period 19 September 2005 t 11 October 2005 at prices ranging from 1060 to 1139 cents per ordinary share, for a total consideration (excluding dealing and other associated costs) of approximately R145 million. These shares will be cancelled and delisted from JSE.
The group continues to actively monitor the capital position throughout its operations with a view to increasing the return on shareholder investments wh keeping the capital adequacy risk at acceptable levels.
End

Issued By	Nico Oosthuizen Manager: Investor Relations Metropolitan Holdings Limited Tel 021 9406111 Or 083 285 7092
Date	10 November 2005

Queries Preston Speckmann
Group Finance Director
Metropolitan Holdings Limited
Tel 021 9406634 Or 083 285 6454
Tyrrel Murray
General Manager: Group Finance & Investor Relations
Metropolitan Holdings Limited
Tel 021 940 5083 Or 082 889 2167
Date: 10/11/2005 12:04:07 PM Produced by the JSE SENS Department

MET
Metropolitan - Change in directorate
Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")

Change in directorate

In terms of section 3.59 of the Listings Requirements of the JSE Limited, notification is hereby given that Miss Sindisiwe Mabaso has resigned as a non executive director from the Metropolitan board with effect from 17 October 20
The board of Metropolitan would like to thank Ms Mabaso for the considerable contribution she has made to the board while being a director and wish her th very best for the future.

Cape Town
17 October 2005
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 17/10/2005 11:01:02 AM Produced by the JSE SENS Department

2005-09-27 17:30:01
Metropolitan Holdings Limited - Changes to the terms of the proposed second phase of Metropolitan"s Black Economic Empowerment transaction ("the transaction") with Kagiso Trust Investments (Pty) Ltd ("KTI")
Metropolitan Holdings Limited
Registration number 2000/031756/06
JSE code: MET
NSX code: MTD
ISIN code: ZAE000050456
("Metropolitan")
Changes to the terms of the proposed second phase of Metropolitan"s Black Economic Empowerment transaction ("the transaction") with Kagiso Trust Investments (Pty) Ltd ("KTI")
1. Introduction
Shareholders are referred to the announcement released on SENS on 18 August 2005 and the circular and notice of general meeting issued to shareholders on 5 September 2005 relating to the proposed transaction. The transaction entails the subscription by a special purpose company which will be owned by KTI and the Metropolitan Empowerment Trust ("the SPV") of:
1.1 12 700 000 variable rate cumulative convertible redeemable "A2" preference shares in the share capital of Metropolitan with a par value of 0.0001 cent each ("the "A2" Met prefs"); and
1.2 35 000 000 variable rate cumulative convertible redeemable "A3" preference shares in the share capital of Metropolitan with a par value of 0.0001 cent each ("the "A3" Met prefs").
Subsequent to the posting of the circular certain changes have been proposed to the transaction, in particular relating to the issue price of the "A3" Met prefs, and this announcement serves to advise shareholders of the changes to the circular and the transaction.
2. Changes to the terms of the transaction
2.1 The issue price of the "A3" Met prefs
The proposed issue price of R10.00 per "A3" Met pref was based on a volume weighted average trading price of Metropolitan ordinary shares ("Met ords") on the date of agreement relating thereto, being 22 June 2005. Due to the fact that share prices on the JSE generally and the share price of Met ords in particular have increased significantly since the date of such agreement and, as it was never intended to issue the "A3" Met prefs at a discount to market price, the board has considered it appropriate to review the issue price of the "A3" Met prefs as follows:
* the total subscription price for the "A3" Met prefs will remain R350 000 000;
* the issue price per "A3" Met pref will be changed from R10.00 to the volume weighted average trading price per Met ord on the JSE over the five trading days commencing on 12 October 2005 and ending on 18 October 2005 ("the "A3" Met pref issue price");
* the number of "A3" Met prefs to be issued will be determined by dividing the amount of R350 000 000 by the "A3" Met pref issue price.
2.2 The issue price of the "A2" Met prefs
In terms of the circular and notice to shareholders, the issue price per "A2" Met pref was based on a volume weighted average trading price over the period 21 to 27 September 2005. As a result of the proposed change to the "A3" Met pref issue price, the shareholder meeting of 5 October 2005 will have to be reconvened at a later date and accordingly the period over which the issue price of the "A2" Met prefs is to be determined will also be moved forward. Shareholders are advised that the issue price per "A2" Met pref will now be equal to the volume weighted average trading price per Met ord on the JSE over the five trading days commencing on 12 October 2005 and ending on 18 October 2005.
2.3 Vesting periods in respect of Metropolitan Empowerment Trust
The board has decided to review the vesting periods for the participants of the Metropolitan Empowerment Trust. It is proposed that vesting of participation units in the Metropolitan Empowerment Trust will take place as follows:
* one third of the participation units will vest after three years from the inception of the Metropolitan Empowerment Trust, one third will vest after four years from inception and one third after five years from inception;
* participation units which have not vested in a participant will be forfeited in the event that such a participant terminates his or her employment with

Metropolitan - Unaudited Group Results For The Six Months Ended 30 June 2005
Metropolitan Holdings Limited
Incorporated in the Republic of South Africa
Registration Number: 2000/031756/06
JSE share code: MET
NSX share code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the company")

UNAUDITED GROUP RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

ADDING SHAREHOLDER VALUE

- Net funds received from clients of R2.2 billion
- Core headline earnings up 50%
- Core headline earnings per share up 59%
- All four businesses grew core headline earnings in excess of 40%
- 11% increase in recurring premium income
- Annualised return on embedded value of 18% since December 2004
- Dividend per share up 17%

DIRECTORS" STATEMENT

The directors take pleasure in presenting the unaudited interim results of the Metropolitan Holdings financial services group for the six months ended 30 June 2005.

Basis of presentation of financial information

These results have been prepared in accordance with international accounting standard 34 (IAS34) - interim financial reporting; guidelines issued by the Actuarial Society of South Africa; and the disclosure requirements of the JSE Limited (JSE). International financial reporting standard 1 (IFRS1) - first time adoption of IFRS - has been applied as these results form part of the group"s first IFRS financial reporting period, being the year ended 31 December 2005. These results have been prepared in accordance with the standards issued and effective at the time of preparing these statements. The accounting policies of the group have been applied consistently to all the years presented, except for policies relating to the classification and measurement of financial instruments and insurance contracts. IAS32 - financial instruments: disclosure and presentation - together with IAS39 (revised) - financial instruments: recognition and measurement - and IFRS4 - insurance contracts - were only applied from 1 January 2005. The accounting policies applied to financial instruments and insurance contracts have been disclosed separately in the accounting policies published on the Metropolitan website as part of the disclosure on the transition to IFRS. The 2004 consolidated financial statements of the group were prepared in accordance with South African generally accepted accounting practice (GAAP), which differs in some areas from IFRS. The preliminary comparative figures were therefore restated to reflect the necessary adjustments, except as described in the accounting policies. Reconciliations and descriptions of the effect of the transition from GAAP to IFRS on the group"s equity and its net income and cash flows were published on the Metropolitan website and an extract published on SENS on 7 September. The transition to IFRS had no material impact on the group"s equity. The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates as well as the exercise of managerial judgement in the application of the group"s accounting policies. Such judgement, assumptions and estimates will be disclosed in detail in the annual financial statements.

Transfer of Lesotho life book

On 25 November 2004 the high court approved the transfer of policies owned by Lesotho residents from Metropolitan Life Limited to Metropolitan Lesotho Limited (both wholly-owned subsidiaries), effective 1 January 2004. The results published at 30 June 2004 did not reflect this transfer and the segmental analysis for 2004 has therefore been adjusted appropriately.

Integration of ring fenced book

On 9 November 2004 the FSB approved the removal of the 90:10 licence, effective 1 January 2004. The results published at 30 June 2004 did not reflect this transaction; the comparatives have therefore been adjusted accordingly.

REVIEW OF OPERATIONS AND PROSPECTS

group remains confident that it will meet its target of limiting expense growth to within 7% over 2004.

The group views asset management as an integral part of its operations and the success of this function as integral to the success of the group as a whole. A new management team under the leadership of executive director Abel Sithole has been appointed. Investment processes have been tightened, resulting in improved absolute and comparative performance in the short term. Metam has also relaunched its brand and communicated its turnaround strategy to the market, with the emphasis on discipline being incremental to ensure performance sustainability.

Corporate activity during the year

Metropolitan Holdings Limited bought back and cancelled 41 million ordinary shares from its subsidiary Metropolitan Life Limited. The transaction had no financial implications for the group or shareholders as the shares have always been eliminated on consolidation.

Metropolitan Health Group issued new shares to Kagiso Trust Investments (Proprietary) Limited (KTI), resulting in KTI owning 17.6% of the business.

On 18 August 2005 Metropolitan announced the details of the second phase of its black economic empowerment transaction. A circular has been distributed to shareholders and a meeting has been scheduled for 5 October in order to obtain shareholder approval.

Prospects

Metropolitan remains the largest long-term financial services group in Southern Africa focused on the low and middle income markets. The benefits of this focus, enhanced by Metropolitan"s commitment to black economic empowerment as encapsulated in its brand and reflected in these results, will continue to give the group a competitive advantage.

The outlook in the group"s target markets is extremely positive, boosted by the increase in disposable income as a result of reduced interest rates, lower inflation, rising employment rates, an improved GDP outlook and growing business confidence.

The board is satisfied that the operational improvements achieved in 2004 and continued into 2005 are sustainable, with a strong focus on productivity, business retention, cost containment, client service levels and capital management in the rest of 2005.

CORPORATE GOVERNANCE

The board has satisfied itself that appropriate principles of corporate governance were applied throughout the period under review.

DIRECTORATE CHANGES AND DIRECTORS" SHAREHOLDING

Bulelwa Ndamase, Sindisiwe Mabaso and Fatima Jakoet were appointed to the board of directors of Metropolitan Holdings Limited as non-executive directors with effect from 11 March 2005. Ntuthukoyezwe Buthelezi, non-executive director, resigned with effect from 13 September 2005 due to other responsibilities. Derek Pead, head of Metropolitan Retail, has been appointed an executive director on the same date. No further changes have been made to the directorate. All transactions in listed shares involving directors were disclosed on SENS as required.

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

The group had no material capital commitments at 30 June 2005. The group is party to legal proceedings in the normal course of business, and appropriate provisions are made when losses are expected to materialise.

The management of MHG initially acquired 1.5% of the business, with the option to increase their stake to 15% over a five-year period subject to the attainment of certain performance-related hurdles. At 1 January 2005, based on the achievement of certain of these hurdles, management has earned the right to acquire another 11.0% of the business from Metropolitan. Once acquired, these shares may only be sold back to Metropolitan.

POST BALANCE SHEET EVENTS

No material post balance sheet events occurred between the balance sheet date and the date of approval of the interim results.

DIVIDEND DECLARATION

Ordinary listed shares

The dividend policy for ordinary listed shares, approved by the directors and consistent with prior years, is to provide shareholders with stable dividend growth that reflects expected growth in underlying earnings in the medium term, while allowing the dividend cover to fluctuate.

Transfer secretaries
Ultra Registrars (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street,
Johannesburg, 2001
P O Box 4844, Johannesburg, 2000
Telephone: +27 11 834 2266
E-mail: info@ultrareg.co.za

Sponsor
Merrill Lynch

METROPOLITAN HOLDINGS - GROUP RESULTS

CONSOLIDATED BALANCE SHEET	30.06.2005 Rm	31.12.2004 Rm
ASSETS		
Property, plant and equipment	445	445
Investment property	2 092	1 996
Intangible assets	543	406
Investment in associates	10	8
Financial assets (1)	38 673	37 407
Deferred income tax	5	6
Reinsurance contracts	217	
Cash and cash equivalents	3 950	4 028
Total assets	45 935	44 296
EQUITY		
Capital and reserves attributable to equity holders	5 759	5 541
Minority interests	127	75
Total equity	5 886	5 616
LIABILITIES		
Insurance contract liabilities (2)	21 305	35 612
Financial liabilities		
Investment contracts - fair value through income	6 633	
Investment contracts with discretionary participation features (3)	9 552	
Other financial liabilities	301	319
Other payables and provisions for liabilities and charges	1 799	2 390
Reinsurance contracts	7	
Deferred income tax	163	154
Employee benefit obligations	127	103
Current income tax	162	102
Total liabilities	40 049	38 680
Total equity and liabilities	45 935	44 296

Financial instruments include equity and debt securities, and loans and receivables. Equity and debt securities were classified as available-for-sale assets in 2004 and were designated as fair value through income on 1 January 2005. No adjustments to the fair value of these designated assets were required.

The group did not early adopt IFRS4 and therefore has not restated its comparative information, which is based on SA GAAP. The disclosed comparative for insurance contract liabilities includes liabilities for insurance and investment contracts. If IFRS4 had been adopted early, the value of the liabilities would have been R35 627m at 31 December 2004

(insurance liabilities R19 904m, investment contract liabilities R5 660m and investment contracts with discretionary participation features liabilities R10 063m). The total liabilities are R15m greater than those disclosed in 2004 as a result of the implementation of IFRS4 and IAS39. Under IFRS4, the group continues to account for insurance contracts using SA GAAP. Investment contracts with discretionary participation features continue to be accounted for using SA GAAP.

STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES ON REPORTING BASIS	30.06.2005 Rm	31.12.2004 Rm
Total assets per balance sheet	45 935	44 296
Actuarial value of policy liabilities per balance sheet	(37 497)	(35 612)
Other liabilities per balance sheet	(2 552)	(3 068)
Minority interests	(127)	(75)
Excess - group per reporting basis	5 759	5 541
Net assets - other businesses	(41)	(174)
Excess - long-term insurance business *	5 718	5 367
Change in excess of long-term insurance business *	351	672
Increase in share capital	(5)	(113)
Exchange differences	8	9
Change in other reserves	(16)	
Dividend paid	281	475
Release from 90:10 ring-fenced book		661
Total surplus arising	619	1 704
Operating profit	236	332
Investment income on excess	101	164
Basis and other changes	18	249
Investment variances	9	25
First time implementation of IFRS4 and IAS39 (revised)	(15)	
Shareholders" share of 90:10 ring-fenced book		295
Capital appreciation on excess	270	639
Consolidation adjustments	(105)	(184)
Income tax expense	173	305
Adjustment for other expenses	2	71
Results of long-term insurance business *	689	1 896
Results of other businesses	97	189
Results of operations	786	2 085

METROPOLITAN HOLDINGS - GROUP RESULTS

STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES ON STATUTORY BASIS	30.06.2005 Rm	31.12.2004 Rm
Excess - group per reporting basis	5 759	5 541
Disallowed assets in terms of FSB requirements	(27)	(40)
Net assets - other businesses	(41)	(174)
Statutory excess - long-term insurance business *	5 691	5 327
Capital adequacy requirement	1 620	1 563
Capital adequacy multiple	3.5	3.4
Second-tier margins	1 503	1 537

* Long-term insurance business includes both insurance and investment contract business and is the simple aggregate of all the life insurance companies in the group.

CONSOLIDATED INCOME STATEMENT	6 mths to 30.06.2005 Rm	6 mths to 30.06.2004 Rm	12 mths to 31.12.2004 Rm
Net insurance premiums received (4)	3 047	3 465	7 754
Fee income	311	198	368
Investment income	886	960	1 969
Net realised gains on financial	1 006	646	1 263

Core headline earnings	41.00	28.36	73.13
Headline earnings	86.20	94.09	247.27
Earnings	86.20	88.77	242.10
Weighted average number of shares (million) (9)	739	677	696

Diluted earnings, headline earnings and core headline earnings have been adjusted for the finance charge relating to the liability component of the convertible redeemable preference shares and the investment return relating to the treasury shares held on behalf of contract holders. The finance charge and the investment return for the 6 months to 30.06.2005 were R7 million (30.06.2004: Rnil) and R93 million (30.06.2004: Rnil) respectively.
Weighted average number of shares takes into account all issued shares, assuming conversion of the convertible redeemable preference shares, the release of staff share scheme shares and includes the treasury shares held on behalf of contract holders.

DIVIDENDS	2005	2004
Ordinary listed shares	Cents per share	
Interim	24.00	20.50
Final		31.50
Convertible redeemable preference shares	Rm	
Paid - 31 March @ 9.2%	25	
Payable - 30 September @ 9.9%	23	

METROPOLITAN HOLDINGS - GROUP RESULTS

ANALYSIS OF CORE HEADLINE EARNINGS	6 mths to 30.06.2005	6 mths to 30.06.2004	12 mths to 31.12.2004
	Rm	Rm	Rm
Corporate business (10)	66	44	105
Operating profit	93	62	150
Tax	(27)	(18)	(45)
Retail business (10)	148	100	259
Operating profit	205	144	370
Tax	(57)	(44)	(111)
International business (10)	28	20	52
Operating profit	32	24	56
Tax	(4)	(4)	(4)
Metropolitan Health Group	19	1	7
Operating profit	32	10	28
Tax	(13)	(9)	(21)
Shareholders" equity	27	27	86
Holding company expenses	(28)	(23)	(46)
Investment income on shareholder assets	116	92	214
Income tax on investment income	(61)	(42)	(82)
Core headline earnings	288	192	509

Comparative information was adjusted for the transfer of the Lesotho life book and the integration of the 90:10 ring-fenced book.

METROPOLITAN HOLDINGS - GROUP RESULTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	6 mths to 30.06.2005	6 mths to 30.06.2004	12 mths to 31.12.2004
	Rm	Rm	Rm
Changes in share capital			
Balance at beginning	1 144	1 781	1 781
Preference shares issued			356
Preference shares issue costs			(6)
Capital reduction			(684)
Treasury shares held on behalf of contract holders	(156)		
Staff scheme shares reversed	16	(7)	(8)
Shares acquired and cancelled	(1)	(294)	(295)

Foreign currency translation differences	(2)	(2)	(2)
Balance at end	127	77	75
Total equity	5 886	4 980	5 616

METROPOLITAN HOLDINGS - GROUP RESULTS

Other reserves consists of the following:

Land and buildings revaluation reserve: R72m (30.06.2004: Rnil; 31.12.2004: R60m)

Translation reserve: (R10m) (30.06.2004: (R3m); 31.12.2004: (R5m))

Fair value reserve: R80m (30.06.2004: R58m; 31.12.2004: R75m)

Non-distributable reserve: R295m (30.06.2004: R295m; 31.12.2004: R295m)

CONSOLIDATED CASH FLOW STATEMENT	6 mths to 30.06.2005 Rm	6 mths to 30.06.2004 Rm
Net cash inflow from operating activities (12)	872	(274)
Net cash outflow from investing activities	(49)	(25)
Net cash inflow from financing activities	(901)	(294)
Net cash flow	(78)	(593)
Cash and cash equivalents at beginning	4 028	3 903
Cash and cash equivalents at end	3 950	3 310

The group classifies the cash flows for the purchase and disposal of financial assets in its operating cash flows, as the purchases are funded from the cash flows associated with the origination of insurance and investment contracts, net of the cash flows for payments of insurance benefits and claims and investment contract benefits. The comparative figures have been adjusted accordingly.

METROPOLITAN HOLDINGS - GROUP RESULTS

SEGMENTAL REPORT	6 mths to 30.06.2005 Rm	6 mths to 30.06.2004 Rm
Segmental revenue		
Retail - South Africa	3 401	2 270
Corporate - South Africa	1 897	1 329
Employee benefits	1 826	1 275
Asset management and administration	71	54
Shareholders" return - South Africa (13)	367	173
Health	260	180
South Africa	260	162
Namibia	-	18
International (14)	648	483
Holding company and consolidation adjustments	(51)	(158)
Net income per income statement	6 522	4 277
Segmental results		
Retail - South Africa	268	124
Corporate - South Africa	93	99
Employee benefits	69	85
Asset management and administration	24	14
Shareholders" return - South Africa (13)	378	466
Health	39	17
South Africa	39	10
Namibia	-	7
International (14)	80	46
Holding company and consolidation adjustments	(72)	(77)
Results from operations per income statement	786	675

Shareholders" return in South Africa is not split between retail and corporate.

International includes investment return.

METROPOLITAN HOLDINGS - GROUP RESULTS

EMBEDDED VALUE	30.06.2005	31.12.2004
	Rm	Rm
Statutory excess - long-term insurance business	5 691	5 327
Adjustments for:	175	101
Asset management	159	140
Health administration (15)	268	213
Holding company expenses	(252)	(252)
Adjustment to statutory excess	706	710
Net assets - other businesses	41	174
Staff share scheme shares	365	460
Liability component of convertible redeemable preference shares	169	184
Treasury shares held on behalf of contract holders	242	
Goodwill	(111)	(108)
Adjusted net asset value	6 572	6 138
Net value of in-force business	3 003	2 915
Individual life	2 387	2 288
Gross value of in-force business	2 542	2 444
Less: Cost of capital	(155)	(156)
Employee benefits	616	627
Gross value of in-force business	701	714
Less: Cost of capital	(85)	(87)
Fully diluted embedded value	9 575	9 053
Fully diluted embedded value per share (cents) (16)	1 296	1 225
Fully diluted adjusted net asset value per share (cents) (16)	889	831
Diluted number of shares in issue (million)	739	739

The value of the health business is net of R95 million, being the total value of the option held by MHG management (2004: R85 million).

2004 figures are disclosed after the capital reduction of 100 cents per share.

METROPOLITAN HOLDINGS - GROUP RESULTS

EMBEDDED VALUE ATTRIBUTABLE TO GROUP	Net asset value	Value of in-force	30.06.2005	31.12.2004
	Rm	Rm	Rm	Rm
Metropolitan Life Ltd	4 882	2 517	7 399	7 081
Metropolitan Odyssey Ltd	225	163	388	352
Metropolitan International Ltd	97	-	97	95
Metropolitan Namibia	244	164	408	354
Metropolitan Life of Botswana Ltd	76	48	124	115
Metropolitan Lesotho Ltd	173	111	284	261
Metropolitan Health Group	204	268	472	325
Methealth Namibia Administrators (Pty) Ltd	-	-	-	19
Asset management	68	159	227	202
Metropolitan Holdings (after consolidation adjustments)	539	(252)	287	357
Goodwill	(111)		(111)	(108)
Total embedded value	6 397	3 178	9 575	9 053
Adjustments to group excess	(706)			
Statutory excess - long-term insurance business	5 691			

VALUE OF LONG-TERM INSURANCE NEW BUSINESS	6 mths to 30.06.2005	6 mths to 30.06.2004	12 mths to 31.12.2004
	Rm	Rm	Rm
Retail business	44	39	135
Gross value of new business	47	41	140

Less: Cost of capital	(3)	(2)	(5)
Corporate business	(11)	23	54
Gross value of new business	(10)	32	67
Less: Cost of capital	(1)	(9)	(13)
International business *	9	1	16
Gross value of new business	13	1	20
Less: Cost of capital	(4)	(0)	(4)
Total value of long-term insurance new business	42	63	205

* Net of outside shareholders

METROPOLITAN HOLDINGS - GROUP RESULTS

NEW BUSINESS PREMIUMS	6 mths to 30.06.2005 Rm	6 mths to 30.06.2004 Rm	12 mths to 31.12.2004 Rm
Recurring premiums			
Retail business	338	351	762
Corporate business	28	170	448
International business *	57	44	101
Individual life	40	42	78
Employee benefits	17	2	23
	423	565	1 311
Single premiums			
Retail business	604	535	1 258
Corporate business	147	403	1 059
International business *	101	39	210
	852	977	2 527
Annual premium equivalent (APE)	508	663	1 564

* Net of outside shareholders

PROFITABILITY OF NEW BUSINESS	6 mths to 30.06.2005 %	6 mths to 30.06.2004 %	12 mths to 31.12.2004 %
Retail business	11.2	9.6	15.2
Corporate business	(25.6)	10.9	9.7
International business	13.4	2.1	13.1

SOURCE OF NEW BUSINESS	30.06.2005		31.12.2004	
	APE %	Total %	APE %	Total %
General intermediary channel	13	9	15	9
Direct writers	35	29	36	30
Group schemes	7	4	8	5
Direct mail and telemarketing	14	8	11	6
Odyssey broker channel	20	39	19	39
International	11	11	11	11

VALUE OF NEW BUSINESS - OTHER BUSINESSES	6 mths to 30.06.2005 Rm	6 mths to 30.06.2004 Rm	12 mths to 31.12.2004 Rm
Health administration	20	18	173
Asset management	10	10	11

PRINCIPAL ASSUMPTIONS	30.06.2005 %	31.12.2004 %
Pre-tax investment return		
Equities	10.3	10.3
Properties	10.3	10.3
Government stock	8.3	8.3
Cash	6.3	6.3
Risk discount rate	10.8	10.8
Investment return (before tax) - smoothed bonus	9.7	9.7
Expense inflation rate	5.0	5.0

OUTSIDE SHAREHOLDERS" INTEREST	30.06.2005 %	31.12.2004 %
Metropolitan Namibia	19.1	19.1
Metropolitan Botswana	24.2	24.2

Metropolitan Health Group	18.8	1.5

METROPOLITAN HOLDINGS - GROUP RESULTS

LONG-TERM INSURANCE BUSINESS: SENSITIVITIES - 30.06.2005	In-force business			New business written		
	Net value	Gross value	Cost of CAR	Net value	Gross value	Cost of CAR
	Rm	Rm	Rm	Rm	Rm	Rm
Base value	3 003	3 243	(240)	42	50	(8)
1% increase in risk discount rate	2 701	3 059	(358)	30	42	(12)
% change	(10)	(6)	(49)	(29)	(16)	(47)
1% reduction in risk discount rate	3 353	3 454	(101)	56	59	(3)
% change	12	6	58	33	18	58
10% increase in future expenses	2 784	3 024	(240)	32	40	(8)
% change	(7)	(7)	-	(24)	(20)	-
1% increase in expense and salary inflation	2 932	3 172	(240)	39	47	(8)
% change	(2)	(2)	-	(7)	(6)	-
10% increase in policy discontinuance	2 929	3 169	(240)	27	35	(8)
% change	(2)	(2)	-	(36)	(31)	-
10% increase in mortality and morbidity	2 519	2 759	(240)	20	28	(8)
% change (note 1)	(16)	(15)	-	(52)	(45)	-
1% reduction in gross investment return	2 492	2 881	(389)	29	42	(13)
% change (note 2)	(17)	(11)	(62)	(31)	(16)	(57)
10% fall in market value of assets	2 771	3 011	(240)	42	50	(8)
% change	(8)	(7)	-	-	-	-
10% reduction in premium indexation take-up rate	2 955	3 195	(240)	38	46	(8)
% change	(2)	(1)	-	(10)	(8)	-
10% reduction in new business volumes	3 003	3 243	(240)	23	30	(7)
% change	-	-	-	(45)	(39)	10
10% increase in non-commission related acquisition expenses	3 003	3 243	(240)	26	34	(8)
% change	-	-	-	(38)	(32)	-

Notes:

Mortality decreases by 10% for annuities; mortality and morbidity increase by 10% for assurance.

Bonus rates are decreased commensurate with the drop in returns.

METROPOLITAN HOLDINGS - GROUP RESULTS

The change in the value of cost of CAR is assumed to be nil where the sensitivity test causes an insignificant change in the value.

ANALYSIS OF CHANGES IN GROUP EMBEDDED VALUE	Other businesses Rm	Long-term insurance business Rm	6 mths to 30.06.2005 Total Rm	12 mths to 31.12.2004 Total Rm
Profit from new	31	43	74	401

business				
Point of sale	30	42	72	389
Expected return to end of year	1	1	2	12
Profit from existing business	40	229	269	814
Expected return	22	158	180	300
Operating experience variance	4	31	35	96
Operating assumption changes	14	40	54	193
90:10 fund amalgamation				225
Embedded value profit from operations	71	272	343	1 215
Investment return on net worth	31	346	377	774
Investment variances	4	70	74	140
Economic assumption changes	-	15	15	111
Exchange rate movements	(1)	(13)	(14)	(17)

Total embedded value profit	105	690	795	2 223
Changes in share capital	(4)	4	-	(453)
Dividend paid	89	(279)	(190)	(290)
Staff scheme shares	(95)		(95)	23
Movements in other reserves	(2)	14	12	
Increase in embedded value	93	429	522	1 503
Return on embedded value (%) (2005 annualised)			18.3	29.4

METROPOLITAN HOLDINGS - GROUP RESULTS

PREMIUMS RECEIVED (Pre-IFRS4)	6 mths to 30.06.2005 Rm	6 mths to 30.06.2004 Rm
Recurring premiums	2 764	2 481
Retail business	1 593	1 501
Corporate business	808	655
International business	363	325
Single premiums	870	984
Retail business	602	535
Corporate business	147	403
International business	121	46
Total premiums received	3 634	3 465

PAYMENTS TO POLICYHOLDERS (Pre-IFRS4)	6 mths to 30.06.2005 Rm	6 mths to 30.06.2004 Rm
Individual life	1 547	1 644
Death and disability claims	432	374
Maturity claims	365	568
Annuities	231	217
Surrenders	555	515
Re-insurance recoveries	(36)	(30)
Employee benefits	2 111	997
Death and disability claims	334	235
Maturity claims	45	44
Annuities	146	143
Withdrawal benefits	138	122
Terminations	1 524	493
Re-insurance recoveries	(76)	(40)
Total payments to policyholders	3 658	2 641

FUNDS RECEIVED FROM CLIENTS			6 mths to 30.06.2005	6 mths to 30.06.2004
	Gross inflow Rm	Gross outflow Rm	Net inflow Rm	Net inflow Rm
Retail business	2 195	(1 361)	834	535
Corporate business	955	(2 049)	(1 094)	125
International business	484	(248)	236	164
Long-term insurance business cash flows	3 634	(3 658)	(24)	824
Health administration	3 991	(3 869)	122	215
Asset management	3 527	(1 445)	2 082	(712)
Total funds received from clients	11 152	(8 972)	2 180	327

METROPOLITAN HOLDINGS - GROUP RESULTS

NUMBER OF EMPLOYEES 30.06.2005 31.12.2004

Indoor	3 689	3 578
Field	3 686	3 651
Total	7 375	7 229

ANALYSIS OF EXPENSES	6 mths to 30.06.2005	6 mths to 30.06.2004
	Rm	Rm
Amortisation and impairment of intangible assets	70	57
Expenses for marketing and administration	1 121	1 038
Finance costs	9	-
Total expenses	1 200	1 095
Long-term insurance business	901	866
Management expenses	552	495
Administration expenses	488	415
Distribution costs	64	80
Sales remuneration	349	371
Administration business	280	212
Health administration	204	150
Asset management	33	28
Asset administration	15	11
Holding company	28	23
Employee share schemes - value of services provided (IFRS2 group expense)	19	17
Total expenses	1 200	1 095

ASSETS UNDER MANAGEMENT	30.06.2005	31.12.2004
	Rm	Rm
Property, plant and equipment	445	445
Investment property	2 092	1 996
Intangible assets	544	406
Investment in associates	10	8
Financial assets	38 673	37 407
Deferred income tax	5	6
Reinsurance contracts	216	
Cash and cash equivalents	3 950	4 028
Total on-balance sheet assets	45 935	44 296
Collective investments	4 744	3 012
Health administration	2 273	1 710
Metropolitan Asset Managers	4 491	3 941
EB segregated assets	790	766
Total assets under management	58 233	53 725

METROPOLITAN HOLDINGS - GROUP RESULTS

ANALYSIS OF ASSETS BACKING GROUP EXCESS	30.06.2005		31.12.2004	
	Rm	%	Rm	%
Listed equities	3 506	57.3	3 270	54.5
Foreign investments	581	9.5	385	6.4
Properties	324	5.3	376	6.3
Fixed interest	415	6.8	673	11.2
Money market	936	15.3	1 316	21.9
Goodwill	151	2.4	148	2.5
Other assets	211	3.4	(167)	(2.8)
	6 124	100.0	6 001	100.0
Adjustment for staff share schemes	(365)		(460)	
Excess - group per reporting basis	5 759		5 541	

GROUP EXCESS - TOP 10 EQUITY HOLDINGS	30.06.2005		31.12.2004	
	Rm	%	Rm	%
MTN Group Ltd	154	4.4	330	10.1
Standard Bank Group Ltd	134	3.8	97	3.0
Anglo American Plc	112	3.2	103	3.1
Billiton Plc	96	2.7	67	2.1
Sasol Ltd	96	2.7	59	1.8

SABMiller Plc	88	2.5	69	2.1
Remgro Plc	85	2.4	66	2.0
FirstRand Ltd	84	2.4	72	2.2
Naspers N-ord Ltd	59	1.7	48	1.5
Imperial Holdings Ltd	42	1.3		
Sanlam Ltd			50	1.5
	950	27.1	961	29.4
Collective investments	1 093	31.2	1 007	30.8
	2 043	58.3	1 968	60.2
Total equities backing excess	3 506	100.0	3 270	100.0

METROPOLITAN HOLDINGS - GROUP RESULTS

STOCK EXCHANGE PERFORMANCE	6 mths to 30.06.2005	6 mths to 31.12.2004	6 mths to 30.06.2004	6 mths to 31.12.2003
Value of listed shares traded (rand million) *	1 670	1 212	837	595
Volume of listed shares traded (million) *	161	137	113	94
Shares traded (% of average listed shares in issue)	51.5	43.1	34.3	28.0
Value of shares traded - life insurance (J084 - Rbn)	33.9	25.0	22.3	20.7
Value of shares traded - top 40 index (J200 - Rbn)	454.6	428.2	401.6	336.7
Trade prices (cents per share)				
Highest	1 160	1 100	810	750
Lowest	950	720	680	550
Last sale of period	1 012	1 090	730	685
Percentage change during period#	4.5	122.9	13.6	32.5
Percentage change - life insurance sector (J084)	(4.2)	76.9	4.6	18.3
Percentage change - top 40 index (J200)	27.1	53.7	(6.1)	52.8
30 June / 31 December				
Price / core headline earnings ratio (diluted)	11.91	14.00	11.82	12.31
Dividend yield % (dividend on listed shares)	4.74	4.77	5.62	6.28
Dividend yield % - top 40 index (J200)	2.56	2.49	3.04	3.02

METROPOLITAN HOLDINGS - GROUP RESULTS

STOCK EXCHANGE PERFORMANCE	6 mths to 30.06.2005	6 mths to 31.12.2004	6 mths to 30.06.2004	6 mths to 31.12.2003
Total shares issued (million)				
Listed on JSE	608	641	635	678
Ordinary shares	599	632	625	668
Share incentive scheme	9	9	10	10
Unlisted	55	63	70	70
Share purchase scheme	55	63	70	70
Total ordinary shares in issue	663	704	705	748
Treasury shares held by a subsidiary company	-	(41)	(41)	(41)
Treasury shares held on behalf of contract holders	(24)	(27)		
Adjustment to staff	(52)	(53)	(56)	(55)

share scheme shares #				
Share incentive scheme	(5)	(5)	(5)	(5)
Share purchase scheme	(47)	(48)	(51)	(50)
Basic number of shares in issue	587	610	608	652
Adjustment to staff share scheme shares	52	53	56	55
Treasury shares held on behalf of contract holders	24			
Convertible redeemable preference shares	76	76	-	-
Fully diluted number of shares in issue	739	739	664	707
Market capitalisation at period-end (rand billion) ~	7.48	8.06	4.85	4.84
Percentage of life insurance sector	6.87	7.04	5.79	5.96

All percentages have been annualised.
* 30.06.2004 is net of 44 million shares acquired for R293 million as part of a share buy-back programme.
# 2005 adjusted for capital reduction.
~ The market capitalisation is calculated on the total shares in issue after treasury shares.
# These shares have been issued since 1 January 2001, the date on which the group adopted AC133 (now IAS39).
Date: 14/09/2005 08:00:57 AM Produced by the JSE SENS Department

2005-09-14 08:01:46
Metropolitan"s fundamentals on sound year-on-year footing to June 2005
Metropolitan Holdings Limited
Incorporated in the Republic of South Africa
Registration Number: 2000/031756/06
JSE share code: MET
NSX share code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the company")
Metropolitan"s fundamentals on sound year-on-year footing to June 2005
Today (14 September) Metropolitan announced its interim results for the six months ended 30 June 2005. Core headline earnings, the most appropriate measure of the group"s operating performance, increased by an impressive 50% to R288 million (June 2004: R192 million).
Each of the four businesses in the group increased operating profit, the main component of core headline earnings, by at least 40%.
As the largest contributor, the retail business grew its operating profit by 48% to R148 million (June 2004: R100 million).
The operating profit of the corporate business was 50% higher at R66 million (June 2004: R44 million), while operating profit for the international business was 40% up at R28 million (June 2004: R20 million).
The health business performed exceptionally well; the percentage increase in operating profit, up from R1 million to R19 million, was, however, distorted by adjustments required in terms of the transition to international financial reporting standards (IFRS).
"Operational efficiencies resulting from management interventions over several years, in terms of improved cost management, better quality of new business, more focused premium collection and more competitive investment performance in particular, are largely responsible for this incremental value-add for stakeholders," says group chief executive Peter Doyle.
"Our various businesses have expanded considerably - retail remains the most sizable of our operations, but the other three have grown materially - thanks in no small measure to the significant strides we have made in retaining clients. This has been a major profit enhancer in all the businesses."
"In the final analysis, the changeover to IFRS has had virtually no impact on our core headline earnings."
Earnings and headline earnings increased by 225%, net of the once-off release into profits from the previously ring-fenced fund. Given the significant impact that the release had on the June 2004 figures, June 2005 earnings and headline earnings were respectively 11% and 16% lower by comparison.
Judged in terms of a different, but equally important, life industry valuation standard, that of embedded value (EV), Metropolitan recorded a sound performance: the annualised return on EV for the six months to June was a very satisfactory 18% (June 2004: 5%). This represents the additional value added by the group through its operational and investment activities.
Metropolitan"s embedded value per share at 30 June was 1 296 cents, 18% higher than it was at 30 June 2004 (1 094 cents).
Total recurring premium income, another key indicator of sustainable success in an insurance operation as it reflects underlying growth, was 11% up at R2 764 million (June 2004: R2 481 million).
At R 338 million, retail new recurring premium income almost matched the exceptionally high levels of 2004, which were 33% up on the previous year.
Improved persistency helped lift the new business profit margin to 11.2% (from 9.6% in June 2004) and the value of new business to R44 million, 13% up on June 2004"s R39 million.
Retail single premium income was 13% higher at R604 million (June 2004: R535 million).
Corporate new business showed a disappointing decline compared to an excellent interim result in 2004. Management remain committed to writing only profitable risk business while the rate cycle remains in soft territory but expect pricing to start returning to more realistic levels during the second half of 2005.
The turnaround strategy of Metropolitan Asset Managers has resulted in improved absolute and relative investment returns in the short term.
The asset management function is key to the group"s overall strategy of protecting and growing people"s wealth and therefore integral to its future success. "With this in mind, we have appointed a new management team under the

leadership of executive director Abel Sithole," says Doyle. "We are looking to Abel, chief investment officer Liston Meintjes and chief operating officer Carstens Mphelo to ensure that rigorous discipline plus scope for individual flair takes Metropolitan Asset Managers to new competitive heights."
Metropolitan Collective Investments contributed R 1 732 million (60%) of the group"s excellent 33% increase in third party assets under management to R12 298 million (31 December 2004: R9 429 million).
On the international front, the group"s new business performance was robust: Namibia and Lesotho were the main contributors to the 40% increase in annual premium equivalent to R67 million (June 2004: R48 million).
Doyle says that Metropolitan will shortly be operational in both Ghana and Kenya, in line with its stated strategy of expanding further into Africa.
Metropolitan Health Group (MHG) now has more than 444 000 principal members under administration (June 2004: 335 000), an increase of 33%, making it the second largest medical aid administrator in the country. Thanks to its strong empowerment credentials and proven track record as an administrator and provider of managed healthcare services, MHG believes it is well positioned in the tender for the Government Employees Medical Scheme (GEMS) contracts, currently underway.
Metropolitan has an unbroken record of a positive cashflow from clients in all reporting periods throughout its long history. The six months to June 2005 was no exception, with a net inflow of R2.2 billion being recorded.
The sound financial position of the group is also reflected in the fact that the board of directors approved a 17% increase in the interim dividend from 20.5 cents in June 2004 to 24 cents.
The boards of the various life companies in the group also declared bonus rates on all of their smoothed bonus classes of businesses that were amongst the most competitive in the industry.
According to Doyle, capital management remains high on the group"s list of priorities. "We recognise that our level of capital cover remains high despite the R1 per share distribution to shareholders in January this year. We are constantly exploring ways of optimising the return on capital to the benefit of our shareholders. This is an ongoing process and includes improving operating profit as well as effectively structuring and deploying capital."
As far as industry issues are concerned, Doyle says that Metropolitan is 100% behind all industry-led initiatives aimed at addressing current negative consumer perceptions. "The current media and regulatory focus is a necessary wake-up call to the industry to raise client service standards. We are actively exploring ways of improving our own product and service offerings, especially with regard to client service, disclosure, product charges and investment returns."
"The rapid industry consolidation during the past six months means that we are able to capitalise on our focused market position, in line with our stated strategy of being the leading provider of risk, health, savings and investment solutions to people in the middle to lower income groups."
Notes
Core headline earnings are a particularly appropriate measure of the performance of financial services groups such as Metropolitan in that they eliminate items of both a once-off and an inherently volatile nature, such as changes to the valuation basis and capital appreciation/depreciation. For example, this set of results includes a once-off release into profits from the ring-fenced fund.
In 2004 the FSB approved Metropolitan"s proposals to integrate the life insurance book it had previously acquired from CU Life and to remove the latter"s life license, with effect from I January that year. The business had until then been held in what was known as the ring-fenced fund.
Diluted earnings, headline earnings and core headline earnings have been adjusted for expenses relating to all convertible redeemable preference shares and treasury shares in issue.
Annual premium equivalent (APE) comprises new recurring premium income plus 10% of single premium income. APE is another measure that reflects the essence of a life operation: given the volatile nature of single premium income, it is commensurately down-weighted in the formula.
Summary of Metropolitan"s stakeholder value-add year-on-year to June 2005

	June 2004	June 2005	% growth
Earnings	R601m	R537m	-11
Earnings, excluding once-off	R165m	R537m	+225

release from ring-fenced fund in first half of 2004			
Diluted headline earnings per share, excluding once-off release from ring-fenced fund in first half of 2004	24.37cents	86.20cents	+254
Core headline earnings	R192m	R288m	+50
Diluted core headline earnings per share	28.36 cents	41.00 cents	+45
Return on embedded value (%)	5*	18*	
Embedded value per share	1 094 cents	1 296 cents	+18
Interim dividend per ordinary share	20.5 cents	24 cents	+17
Total recurring premium income	R2 481m	R2 764m	+11
"Business as usual" expenses	R422m	R428m	+1.4
Assets under management - 01/05 to 06/05	R54bn	R58bn	+7

* Annualised

end

Issued By Sue Snow
Financial Media Specialist
Metropolitan Holdings Limited
Tel 021 9406119 Or 0833009745

Date 14 September 2005

Queries Peter Doyle
Group Chief Executive
Metropolitan Holdings Limited
Tel 021 9405681 Or 0828802690
Preston Speckmann
Group Finance Director
Metropolitan Holdings Limited
Tel 021 9406634 Or 0832856454
Tyrrel Murray
General Manager: Group Finance
Metropolitan Holdings Limited
Tel 021 9405083 Or 0828892167

Date: 14/09/2005 08:01:54 AM Produced by the JSE SENS Department

2005-09-13 15:32:12
Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")

Change in directorate

In terms of section 3.59 of the Listings Requirements of the JSE Limited, notice is hereby given that Ntuthukoyezwe Zuzifa Buthelezi has resigned as a non-executive director from the Metropolitan board and that Derek Howard Pead has been appointed as an executive director of Metropolitan, both with effect from 13 September 2005.

Mr Buthelezi"s resignation is due to other commitments and an increased workload which have made it progressively difficult for him to meet the demands of this board.

The board of Metropolitan would like to thank Mr Buthelezi for the contribution he has made and wish him the very best for the future.

Cape Town
13 September 2005
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 13/09/2005 03:32:12 PM Produced by the JSE SENS Department

2005-09-12 17:35:01
Metropolitan - Acquisition of a shareholding in MHC by KTI
Metropolitan Holdings Limited
(Incorporated in South Africa)
(Registration number 2000/031756/06)
Share code: MET
NSX Code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the Company")

ACQUISITION OF A SHAREHOLDING IN METROPOLITAN HEALTH CORPORATE (PROPRIETARY) LIMITED ("MHC") BY KAGISO TRUST INVESTMENTS (PROPRIETARY) LIMITED ("KTI") (the "Empowerment Transaction")

INTRODUCTION

Metropolitan shareholders are referred to the announcement on SENS on Thursday, 9 June 2005 that MHC, a subsidiary of Metropolitan, and KTI have entered into an agreement in terms of which KTI will acquire a direct shareholding of 17,63% in MHC in terms of the Empowerment Transaction. KTI currently has an 11.97% equity stake in Metropolitan. This existing interest, combined with the Empowerment Transaction, will result in KTI having an effective shareholding in MHC of just over 25%. Taking into account the equity currently held by black management and staff, MHC"s empowerment shareholding will be in excess of 30%.

SALIENT FEATURES OF THE EMPOWERMENT TRANSACTION

The Empowerment Transaction is effective from 1 January 2005. The consideration for the 17,63% shareholding acquired by KTI in terms of the Empowerment Transaction is R135 million.

LISTINGS REQUIREMENTS OF THE JSE LIMITED ("JSE")

As KTI is a material shareholder and a related party of Metropolitan, the Empowerment Transaction constitutes a small related party transaction as defined in section 10.7 of the JSE Listings Requirements. Metropolitan has, therefore, appointed AMB Capital Limited ("AMB") as an independent professional expert to review the terms and conditions of the Empowerment Transaction to determine if they are fair and reasonable to Metropolitan shareholders. AMB has reviewed the terms and conditions of the Empowerment Transaction and is of the opinion that these terms and conditions are fair and reasonable to Metropolitan shareholders. AMB has expressed this opinion in writing and such opinion will be available for Inspection At Metropolitan"s Registered Office, 7 Parc Du Cap, Mispel Road, Bellville, Cape Town, for a period of 28 days from today.

Cape Town
12 September 2005
Sponsor
Merrill Lynch South Africa (Proprietary) Limited
Attorneys to Metropolitan
Deneys Reitz
Financial adviser to Metropolitan
Khumo Bathong Capital
Independent expert to Metropolitan
AMB Capital Limited
Attorneys to KTI
Webber Wentzel Bowens
Date: 12/09/2005 05:35:04 PM Produced by the JSE SENS Department

2005-09-07 14:00:01

Metropolitan - Adoption of International Financial Reporting Standards (IFRS)

Metropolitan Holdings Limited
Incorporated in the Republic of South Africa
Registration Number: 2000/031756/06
JSE share code: MET
NSX share code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the company")

Adoption of International Financial Reporting Standards (IFRS)

Metropolitan has adopted International Financial Reporting Standards with effect from 1 January 2005 in accordance with the revised JSE Limited Rules and Regulations for South African listed companies. The effective date of transition agreed to by the Board of Directors is 1 January 2004. Where required, comparative information will be restated from this date. There are certain voluntary exemptions, where restatement of comparatives is not required, and in these cases the relevant standards have been implemented as at 1 January 2005.

As required by the JSE, Metropolitan has prepared its consolidated financial statements for the six months to 30 June 2005 in accordance with IFRS. These financial statements will be released on 14 September 2005.

The following is an abridged version of the impact of the group"s transition to IFRS, which includes the application of certain international accounting standards. The detailed documentation is available on the group"s website - www.metropolitan.co.za. This sets out the group accounting policies used in the preparation of financial information restated under IFRS plus the restated information for the six months ended 30 June 2004 and the year ended 31 December 2004. An explanation of the effect of applying the relevant international accounting standards with effect from 1 January 2005 is also included.

It should be noted that the same group accounting policies are being used in the preparation of the group"s interim results for the six months ended 30 June 2005.

Bellville
7 September 2005
Sponsor
Merrill Lynch South Africa (Pty) Ltd

Date: 07/09/2005 02:00:07 PM Produced by the JSE SENS Department

2005-09-07 14:01:16

Metropolitan - Adoption of International Financial Reporting Standards

Metropolitan Holdings Limited
Incorporated in the Republic of South Africa
Registration Number: 2000/031756/06
JSE share code: MET
NSX share code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the company")

Adoption of International Financial Reporting Standards
For the year ending 31 December 2005
(Abridged version)

Introduction

The Metropolitan Group is required by the JSE Limited (JSE) to prepare its consolidated financial statements in accordance with IFRS from 2005. IFRS refer to the application of International Accounting Standards and International Financial Reporting Standards.

Previously the financial statements of the group were prepared in accordance with South African Generally Accepted Accounting Practice (SA GAAP). This change applies to all financial reporting for accounting periods beginning on or after 1 January 2005 and, consequently, the group"s first IFRS financial statements will be for the year ended 31 December 2005. The date for transition to IFRS is 1 January 2004; this represents the earliest period of comparative information.

This document explains how the group"s financial reporting is affected by the change to IFRS. Information previously published under SA GAAP has been restated to the equivalent basis under IFRS. The directors present this preliminary unaudited restated information in accordance with International Financial Reporting Standard 1 (IFRS1) - First-time adoption of International Reporting Standards (IFRS).

This document is an abridged version of a more comprehensive document that can be obtained on our website www.metropolitan.co.za or can be forwarded electronically on request.

Voluntary exemptions

In line with the requirements of IFRS 1, First-time Adoption of International Reporting Standards, Metropolitan Holdings has applied the group"s accounting policies under IFRS retrospectively from the date of transition, with the exception of a number of permitted exemptions.

RECONCILIATIONS (UNAUDITED)

The following reconciliations quantify the effect of the transition to IFRS.

The table below summarises the impact on equity at 1 January 2004, 30 June 2004 and 31 December 2004:

	01.01.2004 Rm	30.06.2004 Rm	31.12.2004 Rm
Total equity under SA GAAP	4 834	4 525	5 579
Reversal of goodwill amortised	-	19	37
Total equity under IFRS	4 834	4 544	5 616

The following reconciliations provide details of the impact.

The more detailed version of this document contains the explanations of the impact of the transition to IFRS. It can be obtained on our website www.metropolitan.co.za or can be forwarded electronically on request.

Restated equity at 1 January 2004 (unaudited)

	SA GAAP Rm	IFRS Rm
ASSETS		
Property, plant and equipment	121	426
Investment property	2 319	1 911
Goodwill	337	-
Intangible assets	81	438
Investments in associates	-	3
Financial assets		
Equity securities		
- available-for-sale	19 458	19 538
Debt securities		

- available-for-sale	8 673	8 370
Loans and receivables	1 755	2 058
Deferred income tax	23	23
Cash and cash equivalents	3 903	3 903
Total assets	36 670	36 670
EQUITY		
Capital and reserves attributable to equity holders		
Share capital	1 781	1 781
Non-distributable reserve	-	-
Foreign currency translation reserve	3	-
Other reserves		45
Retained earnings	2 978	2 936
	4 762	4 762
Minority interest	72	72
Total equity	4 834	4 834
LIABILITIES		
Insurance and investment contracts	30 231	30 231
Provisions for other liabilities and charges	157	3
Other payables	1 306	1 351
Deferred income tax	36	36
Employee benefit obligations	-	109
Current income tax	106	106
Total liabilities	31 836	31 836
Total equity and liabilities	36 670	36 670

Restated equity at 31 December 2004 (unaudited)

	SA GAAP Rm	IFRS Rm
ASSETS		
Property, plant and equipment	130	445
Investment property	2 511	1 996
Goodwill	284	-
Intangible assets	69	406
Investments in associates	-	8
Financial assets		
Equity securities		
- available-for-sale	25 029	25 213
Debt securities		
- available-for-sale	10 088	9 864
Loans and receivables	1 989	2 213
Derivative financial instruments	-	117
Deferred income tax	6	6
Cash and cash equivalents	4 028	4 028
Total assets	44 134	44 296
EQUITY		
Capital and reserves attributable to equity holders		
Share capital	1 144	1 144
Non-distributable reserve	331	-
Foreign currency translation reserve	(5)	-
Other reserves	-	425
Retained earnings	4 034	3 972
	5 504	5 541
Minority interest	75	75
Total equity	5 579	5 616
LIABILITIES		
Insurance and investment contracts	35 612	35 612
Financial liabilities		
Borrowings	194	194
Derivative financial instruments	-	125
Provisions for other liabilities and charges	147	3
Other payables	2 346	2 387
Deferred income tax	154	154
Employee benefit obligations	-	103
Current income tax	102	102
Total liabilities	38 555	38 680

Total equity and liabilities	44 134	44 296

Restated earnings for the year ended 31 December 2004 (unaudited)

	SA GAAP Rm	IFRS Rm
Income from insurance and investment business	1 793	-
Income from administration business	106	-
Income from holding company	237	-
Income from operations	2 136	-
Insurance and investment premiums received		8 036
Insurance and investment premiums ceded to reinsurers		(282)
Net insurance and investment premiums received		7 754
Fee income		
Administration business		368
Investment income		1 969
Net realised gains on financial assets		1 263
Net fair value gains on available-for-sale assets		3 748
Net income	2 136	15 102
Insurance and investment benefits		5 825
Insurance and investment benefits paid to reinsurers		(140)
Net insurance and investment benefits and claims		5 685
Change in insurance and investment liabilities		5 215
Amortisation and impairment of intangible assets		85
Expenses for marketing and administration		2 032
Expenses	-	13 017
Results of operations	2 136	2 085
Finance costs	(4)	(7)
Goodwill amortised and impaired	(85)	-
Share of profit of associates		4
Income before tax	2 047	2 082
Income tax expense	(350)	(381)
Income after tax	1 697	1 701
Outside shareholders" share of earnings	(20)	-
Earnings for year	1 677	1 701
Attributable to:		
Equity holders of group		1 681
minority interest		20
		1 701

Restated earnings for the six months ended 30 June 2004 (unaudited)

	SA GAAP Rm	IFRS Rm
Income from insurance and investment business	263	-
Income from administration business	50	-
Income from holding company	10	-
Income from operations	323	-
Insurance and investment premiums received		3 593
Insurance and investment premiums ceded to reinsurers		(128)
Net insurance and investment premiums received		3 465
Fee income		
Administration business		198
Investment income		960
Net realised gains on financial assets		646
Net fair value gains on available-for-sale assets		(992)
Net income	323	4 277
Insurance and investment benefits		2 711
Insurance and investment benefits paid to reinsurers		(70)
Net insurance and investment benefits and claims		2 641
Change in insurance and investment liabilities		247

Amortisation and impairment of intangible assets		21
Expenses for marketing and administration		1 038
Expenses	-	3 947
Results of operations	323	330
Goodwill amortised and impaired	(25)	-
Share of profit of associates	-	-
Income before tax	298	330
Income tax expense	(126)	(155)
Income after tax	172	175
Outside shareholders" share of earnings	(10)	-
Earnings for period	162	175
Attributable to:		
equity holders of group		165
minority interests		10
		175

Date: 07/09/2005 02:01:16 PM Produced by the JSE SENS Department

2005-08-18 16:00:05
Metropolitan/KTI - Terms Of The Second Phase Of Metropolitan"s Black Economic Empowerment ("BEE") Transaction ("Phase II")
Kagiso Trust Investments (Pty) Ltd
Registration number: 1993/007845/07
("KTI")
Metropolitan Holdings Limited
Registration number: 2000/031756/06
JSE code: MET * NSX code: MTD * ISIN code: ZAE000050456
("Metropolitan")

TERMS OF THE SECOND PHASE OF METROPOLITAN"S BLACK ECONOMIC EMPOWERMENT ("BEE") TRANSACTION ("Phase II")

1. INTRODUCTION

Shareholders are referred to the announcement released on SENS on 17 June 2004 and the circular to shareholders issued on 17 August 2004 regarding the first phase of Metropolitan"s broad-based BEE transaction ("Phase I"). Phase I was implemented on 1 October 2004.
In Phase I, KTI acquired a 10.3% interest in Metropolitan. At that stage both Metropolitan and KTI announced that it was their intention to increase this shareholding within a reasonable period and to include members of Metropolitan management. In accordance with this intention, Metropolitan has concluded further agreements for the establishment of the Metropolitan Empowerment Trust, the beneficiaries of which will be members of Metropolitan management, and for the acquisition by KTI and the Metropolitan Empowerment Trust collectively of a 6.1% interest in Metropolitan. On the successful implementation of Phase II, KTI and the Metropolitan Empowerment Trust will jointly hold a 17.3% interest in Metropolitan.
The effective date of Phase II is expected to be 14 October 2005.

2. KAGISO TRUST AND KTI

KTI is Metropolitan"s existing BEE partner. It is owned by the Kagiso Trust, which is a leading non-governmental organisation devoted to the development of a large number of disadvantaged communities in South Africa and which is generally recognised as one of South Africa"s leading broad-based BEE groups.

3. RATIONALE FOR PHASE II

Metropolitan wishes to further demonstrate its commitment to the implementation of broad-based black economic empowerment by, inter alia, affording KTI the opportunity of acquiring a more meaningful equity stake in Metropolitan, and by the acquisition of ownership in Metropolitan by members of its management.
KTI has proven to be a very good and effective partner to Metropolitan over the past year and Metropolitan has already benefited from this association.
Metropolitan and KTI recognise that management participation in BEE ownership initiatives is an effective way of achieving broad-based BEE. Approximately 70% of the beneficial interest of the Metropolitan Empowerment Trust will accrue to black employees. Following the successful implementation of Phase II, the Metropolitan Empowerment Trust will hold an effective indirect interest of 4.3% in Metropolitan.

4. SALIENT TERMS OF PHASE I

KTI, through a wholly-owned subsidiary ("Newco"), procured the incorporation of a private company ("the SPV") as the vehicle for the financing of Phase I. Newco subscribed for 100% of the issued ordinary share capital of the SPV.
Metropolitan created 75 842 650 convertible redeemable preference shares (the "A1" Met prefs) that were issued to the SPV (equivalent to 10.25% of Metropolitan"s enlarged issued share capital). The SPV funded the aggregate subscription consideration by the payment of R30 million in cash and the balance by the issue of redeemable preference shares to a consortium of banks comprising RMB, Absa and Nedbank ("the Bank Consortium").

5. PROGRESS SINCE PHASE I

On 1 July 2005, the SPV sourced and acquired 12 700 000 Met ords independently in the market. This acquisition was funded by third parties.

6. SALIENT TERMS OF PHASE II

6.1 Transaction structure

The SPV will create and issue the following two further classes of preference shares:

* variable rate cumulative redeemable preference shares (the "A2" SPV prefs) that will be issued to the Bank Consortium for a maximum aggregate issue consideration of R159 million; and

* variable rate cumulative convertible redeemable preference shares (the "A3" SPV prefs) that will be issued to a finance consortium comprising RMB and Sanlam Capital Markets Limited ("SCM") ("the Finance Consortium") for an aggregate issue consideration of R350 million.

The SPV will therefore receive funds up to R509 million.

Metropolitan in turn will create and issue to the SPV the following two further classes of preference shares:

* 12 700 000 variable rate cumulative convertible redeemable preference shares having a par value of 0.0001 cents each (the "A2" Met prefs) that will be issued at the volume weighted average trading price per Met ord on the JSE over the five days ending on 27 September 2005, limited to a maximum aggregate issue consideration of R159 million; and
* 35 000 000 variable rate cumulative convertible redeemable preference shares having a par value of 0.0001 cents each (the "A3" Met prefs) that will be issued at a price of R10.00 each for an aggregate issue consideration of R350 million.

The SPV will utilise the proceeds from the issue of the "A2" SPV prefs and the "A3" SPV prefs to subscribe for the "A2" Met prefs and the "A3" Met prefs.

6.2 The salient terms of the "A2" Met prefs

6.2.1 Issue price

The issue price per "A2" Met pref will be equal to the volume weighted average price of a Met ord traded on the JSE over the five days ending on 27 September 2005, limited to a maximum aggregate issue consideration of R159 million.

6.2.2 Duration

The "A2" Met prefs are, subject to the consent of the Bank Consortium, convertible into Met ords on a one for one basis from three years and one day after the issue date and then, if not converted, compulsorily redeemable on 30 September 2009. The "A2" Met prefs will become redeemable on the occurrence of certain default events. The "A2" Met prefs, once issued, will constitute 1.6% of Metropolitan"s enlarged issued share capital.

6.2.3 Voting

Although the "A2" Met prefs will not be listed, they will carry voting rights pari passu with the Met ords. A dispensation in this regard has been granted by the JSE subject to certain conditions.

6.2.4 Dividends

The dividend rate per annum payable by Metropolitan on the "A2" Met prefs will be the greater of the following:

* the dividend per Met ord declared and paid in the corresponding period; or
* an annual rate of 2.5% calculated on the "A2" Met pref issue price.

The dividends will be paid semi-annually in arrears on 30 September and 31 March each year.

6.2.5 Additional distributions

Any reduction of capital authorised by Metropolitan on the Met ords will result in a corresponding reduction of "A2" Met pref capital.

6.3 The salient terms of the "A3" Met prefs

6.3.1 Issue price

The issue price of the "A3" Met prefs of R10.00 each was based on the volume weighted average trading price of Met ords on the date of the Phase II agreement, being 22 June 2005.

6.3.2 Duration

The "A3" Met prefs are, subject to the consent of the Finance Consortium, convertible into Met ords on a one for one basis from three years and one day after the issue date and then, if not converted, compulsorily redeemable on the day after the fifth anniversary of the issue date. The "A3" Met prefs will become redeemable on the occurrence of certain default events. The "A3" Met prefs once issued will constitute 4.4% of Metropolitan"s enlarged issued share capital.

6.3.3 Voting

Although the "A3" Met prefs will not be listed, they will carry voting rights pari passu with the Met ords. A dispensation in this regard has been granted by the JSE subject to certain conditions.

6.3.4 Dividends

The dividend rate per annum payable by Metropolitan on the "A3" Met prefs will be the sum of the following:

72% of the prime rate as charged by First National Bank, a division of FirstRand Bank Limited;
an initial margin of 0.5%;
an out-performance quantitative margin calculated semi-annually, based on the average of the growth in certain financial ratios achieved by Metropolitan in excess of 9%. The out-performance margins range between 0.5% and 1.655% and will be paid on the dividend date following the period in which the growth in the financial ratios is achieved, and thereafter semi-annually until redemption of the "A3" Met prefs.
The dividends will be paid semi-annually in arrears on 30 September and 31 March each year.

6.3.5 Additional distributions

Any reduction of capital authorised by Metropolitan on the Met ords will result in a corresponding reduction of "A3" Met pref capital.

6.4 Amendment of the articles of association

The articles of association of Metropolitan will be amended to incorporate the terms governing the "A2" Met prefs and the "A3" Met prefs.

THE ACQUISITION BY THE METROPOLITAN EMPOWERMENT TRUST OF 25% OF NEWCO

As mentioned in paragraph 3 above, the Metropolitan Empowerment Trust will be established, 70% of the beneficial interest of which will accrue to black management. The Trust will subscribe for ordinary shares in Newco at a cost of R10 million, which will result in the Trust holding 25% of the issued share capital of Newco. The consideration will be raised independently by the participants.
Once this has been implemented, the Metropolitan Empowerment Trust will hold an indirect shareholding in Metropolitan of 4.3%. It is expected that the proportion of Met prefs that are indirectly held by the Metropolitan Empowerment Trust will qualify for ownership points in terms of the Financial Sector Charter.

8. CONDITIONS PRECEDENT FOR PHASE II

Phase II is subject to the fulfilment of the following conditions precedent by 14 October 2005:
8.1 all regulatory approvals, insofar as may be necessary, being granted;
8.2 the passing of all necessary resolutions by the requisite majority of shareholders at the general meeting referred to in paragraph 12 below and the registration of all special resolutions by the Registrar of Companies.

9. UNAUDITED PRO FORMA FINANCIAL EFFECTS

The unaudited pro forma financial effects are presented for illustrative purposes only and because of their nature may not be a fair reflection of Metropolitan"s financial position after Phase II, nor of Metropolitan"s future earnings. They are based on South African Standards of Generally Accepted Accounting Practice, effective 31 December 2004, and do not take into account any potential effects as a result of the implementation of International Financial Reporting Standards effective 1 January 2005. There will, however, be no IFRS2 impact as the shares have been issued at fair value. The directors of Metropolitan are responsible for the preparation of the unaudited pro forma financial information.

	Before Phase II (1) (cents)	Pro forma after Phase II (cents)	% change
Earnings per ordinary share(2)	269.6	267.3	(0.8)
Headline earnings per ordinary share(2)	283.3	281.0	(0.8)
Core headline earnings per ordinary share(2)	89.1	86.8	(2.6)
Embedded value per ordinary share(3)	1 378.5	1 378.5	0.0
Adjusted net asset value per ordinary share(3)	900.7	900.7	0.0
Fully diluted earnings per share(2)	241.5	229.1	(5.2)
Fully diluted headline earnings per ordinary share(2)	253.7	240.5	(5.2)
Fully diluted core headline earnings per ordinary share(2)	80.2	78.1	(2.5)
Fully diluted embedded value per ordinary share(3 & 4)	1 225.0	1 212.3	(1.0)
Fully diluted adjusted net asset value per ordinary share(3 & 4)	830.6	841.9	1.4
Number of ordinary shares in issue (million)	610	610	0.0

Weighted average number of ordinary shares in issue (million)	622	622	0.0
Fully diluted number of ordinary shares in issue (million)(5)	739	787	6.5
Fully diluted weighted average number of ordinary shares in issue (million)(5)	696	744	6.9

Notes:

1) Extracted from the published audited financial results of Metropolitan for the year ended 31 December 2004.

2) Adjustments to earnings, headline earnings and core headline earnings per share have been made on the assumption that Phase II was effected on 1 January 2004.

3) Adjustments to embedded value, adjusted net asset value, net asset value and tangible net asset value per share have been made on the assumption that Phase II was effected on 31 December 2004.

4) For purposes of calculating fully diluted embedded value and adjusted net asset value per share, the net consideration of R487 780 000 has been included in the value attributable to shareholders.

5) It was assumed that all the preference shares would convert into ordinary shares on a one-for-one basis. This represents the fully diluted effect of these preference shares.

10. OPINIONS AND RECOMMENDATIONS

Merrill Lynch South Africa (Proprietary) Limited ("MLSA") has been appointed by the board of Metropolitan as the independent professional expert in respect of Phase II to advise the board on whether the terms and conditions of Phase II are fair and reasonable to the ordinary shareholders of Metropolitan.

The board of Metropolitan has formed a separate independent committee made up of independent directors (the "independent committee") to ensure appropriate governance throughout this process.

The opinion of MLSA and the board"s recommendation to Metropolitan shareholders regarding Phase II will be contained in the circular to Metropolitan shareholders referred to in paragraph 12 below.

11. GENERAL MEETING

A general meeting of Metropolitan shareholders will be held to consider and vote on the resolutions required to increase the authorised share capital of Metropolitan by the creation of the "A2" Met prefs and the "A3" Met prefs, amend Metropolitan"s articles of association and to grant the board of Metropolitan the specific authority to allot and issue the "A2" Met prefs and the "A3" Met prefs.

12. DOCUMENTATION

A circular containing full details of Phase II as well as the notice of general meeting will be posted to Metropolitan shareholders in due course.

Cape Town
18 August 2005

Attorney to Metropolitan and transaction attorney
Deneys Reitz Attorneys
Financial advisor to Metropolitan and arranger
Khumo Bathong Capital
Sponsor to Metropolitan in South Africa
Merrill Lynch Global Markets & Investment Banking Group
Attorneys to KTI
Webber Wetzel Bowens
Financial adviser to Metropolitan management
Ernst & Young
Independent expert to Metropolitan
Merrill Lynch Global Markets & Investment Banking Group
Reporting accountant to Metropolitan
PricewaterhouseCoopers
Sponsor to Metropolitan in Namibia
Simonis Storm Securities
Lead banker and underwriter
Rand Merchant Bank
Attorneys to Metropolitan management
Qunta Incorporated

Date: 18/08/2005 04:00:35 PM Produced by the JSE SENS Department

2005-06-09 17:13:28
Metropolitan - Acquisition of a shareholding in Metropolitan Health Group (Proprietary) Limited ("MHG") by Kagiso Trust Investments (Proprietary) Limited ("KTI") (the "empowerment transaction")

Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
("Metropolitan" or "the Company")
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456

Acquisition of a shareholding in Metropolitan Health Group (Proprietary) Limited ("MHG") by Kagiso Trust Investments (Proprietary) Limited ("KTI") (the "empowerment transaction")

Introduction

Shareholders are advised that MHG, a subsidiary of Metropolitan, and KTI have entered into an agreement in terms of which KTI will acquire a direct shareholding of 17.63% in MHG.

Rationale

KTI currently has a 10% equity stake in Metropolitan therefore the empowerment transaction will result in KTI having an effective shareholding in MHG of just over 25%. Taking into account the equity currently held by black management and staff, MHG"s empowerment shareholding will be in excess of 30%.

Subsequent to the empowerment transaction, KTI intends to make 5% of its stake in MHG available to Lebone Health Consortium, a broad based black economic empowerment consortium.

MHG"s position as a leading healthcare administrator and provider of IT solutions in the healthcare arena will be further entrenched by the empowerment transaction as MHG realises its vision of creating true empowerment through the licensing of its computerised administration systems to black entrants into the industry.

The commitment of both MHG and KTI to ongoing knowledge and skills transfer with a view to promoting genuine empowerment will also be strengthened as a result of the transaction.

Terms of the empowerment transaction

The effective date of the empowerment transaction is 1 January 2005. The consideration for the empowerment transaction is R135 million and will be settled in cash. As KTI is a material shareholder in Metropolitan, this empowerment transaction constitutes a related party transaction as defined in section 10.1 of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"). Accordingly, Metropolitan will appoint, subject to the approval of the JSE, an independent expert to provide an opinion as to whether the empowerment transaction is fair and reasonable to the shareholders of Metropolitan. Should the independent expert opine that the empowerment transaction is not fair and reasonable to Metropolitan shareholders, the transaction will become subject to shareholder approval.

The empowerment transaction will not have a significant financial effect on Metropolitan.

JJ Njeke, managing director of KTI, will join the board of MHG as from 1 June 2005.

Further announcement

A further announcement will be published in due course which will contain the opinion of the independent expert.

Cape Town
9 June 2005
Sponsor
Merrill Lynch South Africa (Pty) Limited

Date: 09/06/2005 05:13:28 PM Produced by the JSE SENS Department

2005-06-03 16:00:01
Metropolitan Holdings Limited - New MD for Metropolitan Asset Managers
Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")
New MD for Metropolitan Asset Managers
Superior investment performance and effective customer service is critical to Metropolitan"s success as a leading financial services provider. To achieve this objective, the group has been restructuring its asset management arm.
In addition to the structural changes that have already been made, the appointment of Abel Sithole, group executive director and head of corporate business, as the new managing director of Metropolitan Asset Managers was announced today. Sithole"s new responsibilities are over and above those relating to his existing portfolios.
Group chief executive Peter Doyle says the group"s decision to appoint an executive director to this role is confirmation of its ongoing commitment to performance excellence.
Former managing director Philip Morrall has been tasked with establishing and heading up an asset consulting function on behalf of the Metropolitan group.
Sithole"s appointment is the final step in the restructuring of top management at MetAM, undertaken specifically to improve the latter"s investment performance.
Liston Meintjes assumed the position of chief investment officer earlier this month while Carstens Mphelo, currently head of marketing at MetAM, has taken over as the company"s chief operational manager with effect from 1 June. Both Meintjes and Mphelo report directly to Sithole.
As head of corporate business, with MetAM and Metropolitan Employee Benefits as its largest components, Sithole is ideally positioned to cement the close ties between the two and to capitalise on the new business opportunities that their common client base affords them.
"Helping MetAM to attain its single most important objective, that of highly competitive investment performance, is a logical extension of my current role. I am greatly looking forward to being able to devote more time and attention to achieving it," says Sithole.
Date 3 June 2005
Enquiries
Peter Doyle
Group Chief Executive
Metropolitan Holdings Limited
Tel 021 9405681
Abel Sithole
Chief Executive: Corporate Business
Metropolitan Holdings Limited
Tel 021 9406478
Date: 03/06/2005 04:00:06 PM Produced by the JSE SENS Department

2005-05-18 17:07:00
Metropolitan Holdings Limited - Results of annual general meeting
Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that at the annual general meeting of the members of Metropolitan held in Bellville, Cape Town on Wednesday, 18 May 2005, the requisite majority of shareholders passed all the ordinary and special resolutions.

Shareholders holding 87.67% of Metropolitan"s issued share capital were either present or represented at the annual general meeting.

Cape Town
18 May 2005
Sponsor in South Africa
Merrill Lynch South Africa (Pty) Limited
Sponsor in Namibia
Simonis Storm Securities (Pty) Ltd
Date: 18/05/2005 05:07:03 PM Produced by the JSE SENS Department

2005-05-18 14:30:28

Metropolitan - Operational performance for the three months ended 31 March 200

Metropolitan Holdings Limited

(Incorporated in the Republic of South Africa)

Registration number: 2000/031756/06

ISIN: ZAE000050456

JSE Share Code: MET

NSX Share Code: MTD

Operational performance for the three months ended 31 March 2005

Comments

* All figures are provisional and unaudited.
* The basis on which the figures have been calculated is the same as that used for embedded value purposes. Premium income is included from the date on which policies come into force as opposed to the date on which they are accepted. (Figures calculated on the latter basis are normally referred to as production figures). It should be noted that there can be a delay of up to three months between these two dates.
* The new business figures are all net of outside shareholders" interests.
* Metropolitan Botswana was 75.8% owned throughout the period.
* Metropolitan Namibia was 80.9% owned throughout the period.

Retail business

	3 months to 31-Mar-03 Rm	3 months to 31-Mar-04 Rm	3 months to 31-Mar-05 Rm
Recurring premiums	125	171	168
Single premiums	217	202	266
APE	147	191	195

* In line with expectations, new recurring premium income was slightly down on 1Q04 for the following reasons:
    * benefits from changed commission structure, which shortened the time delay between production and in-force in 2004, were not repeated
    * slower issuing of policies due to FAIS admin resulted in a slow down of policies issued in 4Q04
    * stronger focus on the quality of business being issued initial impact of retail enhancement initiative (REI) (aimed at reducing new business costs)
    * unsatisfactory group schemes production
* Management remains confident about growth prospects for the full year because:
    * single premium income grew strongly, driven mainly by Odyssey the return to full production by direct marketing during this quarter
    * expected increase in production levels due to stronger emphasis on productivity
    * total recurring premium income received increased well in excess of inflation
    * outflow levels dropped and claims experience was in line with expectations
    * a new range of investment products, FutureChoice, was launched
    * KTI"s pro-active involvement in opening new business doors
    * retention rates remain within acceptable limits, with lapses at inception still below the group target of 15%

Corporate business

	3 months to 31-Mar-03 Rm	3 months to 31-Mar-04 Rm	3 months to 31-Mar-05 Rm
Recurring premiums	67	54	17
Single premiums	133	245	79
APE	80	79	25

* The 1Q05 does not compare favourably to the exceptional performance of 2004 due to:
    * extremely difficult market conditions
    * negative views on smoothed bonus business
    * no significant single premiums were secured.
* A significant increase in scheme terminations accompanied by a sharp drop

in single premium business resulted in a small negative cash flow for the quarter.

* On the positive side:
    * total recurring premium income showed a healthy increase over 2004
    * a portion of the outflows was re-invested with MetAm under separate investment mandates
    * claims experience on the NUM risk scheme remained within the pricing parameters
    * MetEB is not engaging in loss-leading strategies in order to gain market share
    * independently, and together with KTI, MetEB is currently exploring new business opportunities.

Metropolitan Asset Managers

* 1Q05 performance ranked in the top quartile of the Alexander Forbes Large Manager Watch
* a number of new mandates were awarded to MetAM
* all funds exceeded their performance benchmarks in 1Q05
* Liston Meintjes, newly appointed CIO, joined the team earlier this month

International business

	3 months to 31-Mar-03 Rm	3 months to 31-Mar-04 Rm	3 months to 31-Mar-05 Rm
Recurring premiums	25	25	23
Individual life	24	20	19
Employee benefits	1	5	4
Single premiums (incl EB)	5	6	67
APE	26	26	30

* conditions remain challenging in all the markets in which we operate
* new individual life recurring premium business under pressure
* pleasing improvement in single premium business
* employee benefits new business down quarter on quarter
* total recurring premium income showed a respectable increase over 2004
* net positive cashflow position continues
* integration of Channel Life in Namibia progressing according to plan

Health business

* main focus on the smooth take-on of the administration and managed care business of Polmed
* 440 000 principal members under administration (1Q04 - 332 000)
* performance levels across the board are in line with service level agreements
* a key upcoming opportunity is the Government Employees Medical Scheme (GEMS)
* non-administration services continuing to secure new business contracts
* outlook remains positive

Group perspective

Cash flow

The positive cash flow position of the group was maintained.

Administration expenses

Administration expenses remain a key area of focus. Overall life insurance administration expenses were well contained and are on target.

Corporate developments

2005 empowerment rankings

Metropolitan"s leading empowerment credentials were confirmed by various independent surveys, including the Financial Mail/Empowerdex top empowerment companies survey (March 2005) and the BusinessMap Foundation BEE Awards 2005 (March 2005).

New directors

Three directors were appointed to the board: Fatima Jakoet, Sindi Mabaso and Bulelwa Ndamase.

Fatima, B Sc, CA (SA), is currently general manager of DLS, Western Cape (part of Denel) while Sindi, B Comm, CA (SA), runs her own financial and risk management consultancy and Bulelwa is the MD of Ndmase Incorporated, a commercial law firm in KZN.

Empowerment shareholding

When we announced the initial transaction with KTI we informed the market that

in time we would look at expanding this transaction.
KTI have recently re-affirmed their intentions in this regard and are currently exploring ways of achieving this objective, including investigating funding options.
Various ways of including a management consortium are currently being evaluated by the company.

IFRS

The IFRS conversion and implementation project is continuing to make steady progress. The layout of the group financial statements will have to be changed significantly, with extensive reclassifications and additional disclosure requirements. However, the overall impact on the results of the group is not expected to be significant.

Share liquidity

2005 has seen higher trading volumes on the JSE in general, with growing interest by foreign fund managers. The number of shares traded in the first quarter of 2005 was 98% higher than that recorded in the first quarter of 2004, while our foreign direct shareholding has continued to increase.

End

DATE	18 MAY 2005
QUERIES	PETER DOYLE GROUP CHIEF EXECUTIVE METROPOLITAN HOLDINGS LIMITED TEL 021 9405681 OR 082 880 2690 PRESTON SPECKMANN GROUP FINANCE DIRECTOR METROPOLITAN HOLDINGS LIMITED TEL 021 9406634 OR 083 285 6454 TYRREL MURRAY GENERAL MANAGER FINANCE & INVESTOR RELATIONS METROPOLITAN HOLDINGS LIMITED TEL 021 940 5083 OR 082 889 2167

Date: 18/05/2005 02:30:27 PM Produced by the JSE SENS Department

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Release Date: 2005/03/29 02:42:00 PM

Metropolitan Holdings Limited - Dealing In Securities By Directors

METROPOLITAN HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
Dealing in Securities by Directors
In accordance with the requirements of paragraphs 3.63 to 3.65 of the JSE Securities Exchange South Africa Listings Requirements ("Listings Requirements"), the following transaction should be noted:

Director:	Mr P E Speckmann
Company:	Metropolitan Holdings Limited
Date of transaction:	24 March 2005
Price:	R10.46
Amount:	253 800
Total value:	R2 654 748
Class:	Ordinary
Nature of transaction:	Sale
Extent of interest:	Direct & beneficial (share purchase scheme)

Prior written approval in terms of paragraph 3.66 of the Listings Requirements has been obtained.
Cape Town
29 March 2005
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 29/03/2005 02:40:25 PM Produced by the JSE SENS Department

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Release Date: 2005/03/11 01:28:00 PM

Metropolitan - New appointments to the Board of Directors

METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Share Code: MET
NSX Share Code: MTD
ISIN: ZAE000050456
("Metropolitan")
New appointments to the Board of Directors at Metropolitan Holdings
In compliance with Section 3.59 of the Listings Requirements of the JSE
Securities Exchange South Africa, notice is hereby given that:

- Ms Bulelwa Ndamase, Ms Sindisiwe Mabaso and Ms Fatima Jakoet have been appointed as non-executive directors of Metropolitan Holdings Ltd with effect from 11 March 2005.

Cape Town
11 March 2005
Sponsor in South Africa
Merrill Lynch South Africa (Pty) Limited
Sponsor in Namibia
Simonis Storm Securities
Date: 11/03/2005 01:27:15 PM Produced by the JSE SENS Department

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Release Date: 2005/03/09 08:05:00 AM

Metropolitan - Audited group results for the year ended 31 December 2004

Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")
METROPOLITAN HOLDINGS FINANCIAL SERVICES GROUP
AUDITED GROUP RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004
Adding shareholder value
Core headline earnings per share up 49%
Embedded value of new business up 99%
Recurring premium new business up 48%
Net management expenses down 3%
Return on embedded value of 29%
Dividend per share up 21%
Kagiso partnership concluded and implemented
Total assets under management exceed R50 billion
DIRECTORS' STATEMENT
The directors take pleasure in presenting the audited, unqualified annual financial results of the Metropolitan Holdings Financial Services Group for the year ended 31 December 2004.
These results are prepared in accordance with the provisions of the South African Companies Act and the Long-term Insurance Act, and comply with South African Statements of Generally Accepted Accounting Practice (GAAP); guidelines issued by the Actuarial Society of South Africa; and the disclosure requirements of the JSE Securities Exchange South Africa (JSE).
Presentation of financial statements
The consolidated financial statements are prepared on the fair value and going concern bases. The group's principal accounting policies are consistent with those applied at 31 December 2003, except for the change in accounting policy for the consolidation of the staff share schemes.
Change in accounting policy - consolidation of staff share schemes
This accounting policy has been changed as required by the GAAP Monitoring Panel (GMP) and in accordance with the requirements of AC132 - Consolidated financial statements and accounting for investments in subsidiaries. Shares issued to participants since 1 January 2001, the date on which the group adopted AC133 - Financial instruments: recognition and measurement - have been reversed on consolidation as they do not comply with the de-recognition rules set out in that standard. These shares have been treated as issued ordinary shares for purposes of calculating diluted earnings, headline earnings and core headline earnings per share. The comparative figures for December 2003 have been adjusted accordingly. These changes were disclosed in the interim results published on 8 September 2004. No other changes have been made to the comparative figures.
Adoption of International Financial Reporting Standards (IFRS)
The group is in the process of converting to IFRS and will be fully compliant when reporting on the 2005 results as required by the JSE Securities Exchange South Africa (JSE). Both IFRS 4 - Insurance contracts - and IAS 39 - Financial instruments: recognition and measurement - were issued during 2004 and came into effect on 1 January 2005. These standards may change the way in which results will be reported in future but will not be implemented retrospectively. The industry is working with the South African Institute of Chartered Accountants and the Actuarial Society of South Africa to develop guidance for the sector with a view to standardising the implementation of these standards in order to provide the users of financial statements with

more comparable financial results.
REVIEW OF OPERATIONS AND PROSPECTS
Operational performance
Fully diluted core headline earnings, the most appropriate measure of the group's performance, grew by 44% (undiluted increased by 49%).
All four businesses in the group continued to contribute positively to core headline earnings as operational improvements were once again seen in all aspects of the business.
Retail, the largest contributor to operating profits, increased pre-tax profits by 32% while the contribution from the corporate business remained flat.
The health business continued to improve, with a further good contribution from Qualsa, the managed healthcare arm; health's total core headline earnings increased by 130% to R46 million.
Metropolitan Namibia, Botswana and Lesotho all increased their operating profits, resulting in growth in international's contribution to core headline earnings from R3 million in 2003 to R52 million in 2004.
The investment income on shareholder assets increased by 79%, boosted by the restructuring of the 90:10 fund.
Headline earnings and earnings were augmented by capital appreciation on the shareholders' investment assets and the release from the previously ring-fenced 90:10 fund.
The unbroken record of positive cashflow from clients was maintained.
The highlights of the performance of the life insurance companies in the group are:
The 38% increase in the new business annual premium equivalent (APE), mainly through a 48% increase in recurring premiums.
The growth in new business APE was driven by the corporate business (74% up) and boosted by the retail business (25% up).
Total recurring premium income, the ultimate measure of sustainable success in an insurance operation, increased by 13% to R5.2 billion.
Lapse and surrender rates continued to improve, with lapses at inception falling below 13% during the year, the lowest level since the Persal issue in 2001.
Tight control over the net life insurance administration expenses meant that the group exceeded its target of zero growth for 2004, reducing net expenses by more than 3%.
These operational improvements resulted in a 99% increase in the embedded value of life insurance new business, which grew to R205 million from R103 million.
Similarly the retail new business profit margin target of 12.5% was not only met but surpassed, with an actual margin of 15.2% being achieved.
Strong investment markets in the latter part of 2004 contributed to improved funding levels and a particularly sound capital position for the group.
The embedded value per share increased 24% from 1 068 cents to 1 325 cents, before being reduced by the capital reduction of 100 cents.
Return on total embedded value was an impressive 29%.
Kagiso partnership (BEE transaction)
On 1 October 2004 Metropolitan Holdings Limited issued 75.8 million preference shares to Kagiso Trust Investments (Proprietary) Limited, a broad-based empowerment company.
For embedded value and fully diluted earnings purposes these shares have been treated as ordinary shares.
A close working relationship has already been established with Kagiso, and is expected to benefit the continued growth of the business.
Corporate activity during the year
Metropolitan bought back and cancelled 44 million ordinary shares at a cost of R295 million.
An odd-lot offer was made to all shareholders who held less than 100 Metropolitan Holdings Limited shares at the close of business on Friday, 17 September 2004. As a result of this offer a net 73 114 shares were bought back at a cost of R587 328 and cancelled; these shares were deducted from shareholders' equity. The number of shareholders reduced from 27 973 to 10 699.
On 9 November 2004 the Financial Services Board approved the proposals submitted by Metropolitan Life Limited to integrate the insurance book previously acquired from Commercial Union Life Assurance Company of South Africa Limited with effect from 1 January 2004. An amount of R366 million was transferred to the policyholders' fund and the policies concerned have been fully integrated into the Metropolitan Life book. An amount of R295 million was distributed to shareholders, through earnings, and has been placed in a

non-distributable reserve for a period of 10 years in terms of the agreement. Approval of the transfer of the bulk of the Lesotho business in Metropolitan Life Limited to Metropolitan Lesotho Limited was granted by the high court on 25 November 2004, with an effective date of 1 January 2004. Metropolitan Holdings Limited subscribed for further shares in Metropolitan Lesotho Limited to the value of R110 million.

Metropolitan Life (Namibia) Limited purchased 100% of Channel Life Namibia Limited with effect from 17 December 2004, as announced on SENS on 15 November 2004.

A capital reduction of R1.00 per share was declared on 2 December 2004 to all classes of issued share capital, payable 10 January 2005. A liability was raised and share premium reduced by R780 million with effect from 2 December 2004.

Prospects

Metropolitan remains the largest long-term financial services group in Southern Africa focused on the low and middle income markets. The benefits of this focus, enhanced by Metropolitan's commitment to black economic empowerment as encapsulated in its brand and reflected in these results, remains a competitive advantage.

The outlook in our target markets is extremely positive, boosted by the increase in disposable income as a result of reduced interest rates, lower inflation, rising employment rates, an improved GDP outlook and growing business confidence.

The improvement in the capital markets experienced in the second half of 2004 has been sustained during the first part of 2005.

The board is satisfied that the operational improvements achieved in 2004 are sustainable, with a strong focus on increased productivity, enhanced retention, ongoing cost containment, and capital management in 2005.

CORPORATE GOVERNANCE

The board has satisfied itself that appropriate principles of corporate governance were applied throughout the year under review. Additional governance recommendations, as set out in the second King report, are currently being addressed and implemented.

DIRECTORATE CHANGES AND DIRECTORS' SHAREHOLDING

Eric Molobi, JJ Njeke and Andile Sangqu (alternate to Eric Molobi) were appointed to the board of directors of Metropolitan Holdings Limited as non-executive directors with effect from 1 July 2004. Sandile Zungu, Irene Charnley and Gloria Tomatoe Serobe, non-executive directors, resigned from the board with effect from 9 September 2004, 2 December 2004 and 28 February 2005 respectively due to other responsibilities. Eric Molobi was appointed chairman with effect from 1 January 2005, replacing Gloria Tomatoe Serobe. No further changes have been made to the directorate since 31 December 2004. All transactions in listed shares involving directors were disclosed on SENS as required.

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

The group had capital commitments to the value of R51 million at 31 December 2004 mostly in respect of furniture and computer equipment. The group is party to legal proceedings in the normal course of business, and appropriate provisions are made when losses are expected to materialise.

POST BALANCE SHEET EVENTS

No material post balance sheet events occurred between the balance sheet date and the date of approval of the annual financial statements.

DIVIDEND DECLARATION

Ordinary listed shares

The dividend policy for the ordinary listed shares, approved by the directors and consistent with prior years, is to provide shareholders with stable dividend growth that reflects expected growth in underlying earnings in the medium term, while allowing the dividend cover to fluctuate.

A final dividend of 31.50 cents per ordinary share has been declared on 8 March 2005, giving a total dividend for 2004 of 52.00 cents. This final dividend is payable to the holders of ordinary shares recorded in the register of the company at the close of business on Friday, 1 April 2005 and will be paid on Monday, 4 April 2005. The last day to trade "cum" dividend will be Wednesday, 23 March 2005. The shares will trade "ex" dividend from the start of business on Thursday, 24 March 2005. Share certificates may not be dematerialised or rematerialised between Thursday, 24 March and Friday, 1 April 2005, both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to certificated shareholders on or about payment date. Shareholders who have

dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 4 April 2005.

Staff share purchase scheme dividend

A dividend of R44 million (2003: R59 million) was also declared on the unlisted shares in the staff share purchase scheme, as provided for in the trust deed.

Preference share dividend

A dividend of R25 million was declared on 8 March 2005, payable on 31 March 2005. The declaration rate of 9.2% was determined as set out in the company's articles.

AUDIT OPINION

The auditors, PricewaterhouseCoopers Inc, have issued their opinion on the group financial statements for the year ended 31 December 2004. A copy of their unqualified report is available for inspection at the company's registered office.

Signed on behalf of the board

Eric Molobi Group chairman
Peter Doyle Group chief executive
Cape Town
8 March 2005

Directors:

Eric Molobi (non-executive group chairman), Peter Doyle (group chief executive), Abel Sithole (executive director), Preston Speckmann (executive director), Ntuthukoyezwe Buthelezi, Willie Esterhuyse, Peter Lamprecht, Syd Muller, John Newbury, JJ Njeke, Andile Sangqu (alternate), Marius Smith, Franklin Sonn, Johan van Reenen

Secretary: Bongiwe Gobodo-Mbomvu

Registration number: 2000/031756/06
Registered office: 7 Parc du Cap, Mispel Road, Bellville 7535
JSE code: MET
NSX code: MTD
ISIN NO. ZAE000050456

Transfer secretaries

Ultra Registrars (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street,
Johannesburg, 2001
P O Box 4844, Johannesburg, 2000
Telephone +27 11 834 2266
E-mail info@ultrareg.co.za

Sponsor

Merrill Lynch

METROPOLITAN HOLDINGS - GROUP RESULTS

TABLE 1: CONSOLIDATED INCOME STATEMENT	12 mths to 31.12.2004 Rm	12 mths to 31.12.2003 Rm
Income from insurance and investment business (table 6; note 7)	1 793	1 106
Income from administration business (note 1)	106	65
Income from holding company (note 2)	237	171
Income from operations	2 136	1 342
Finance charge	(4)	-
Goodwill amortised and impaired	(85)	(53)
Income before tax	2 047	1 289
Shareholders' tax paid	(350)	(272)
Income after tax	1 697	1 017
Outside shareholders' share of earnings	(20)	(21)
Earnings	1 677	996

TABLE 2: RECONCILIATION OF HEADLINE EARNINGS	12 mths to 31.12.2004 Rm	12 mths to 31.12.2003 Rm
Earnings	1 677	996
Goodwill amortised	85	53
Headline earnings (1)	1 762	1 049
Capital appreciation on excess	(639)	(471)
Basis changes and investment variances	(274)	(189)
Shareholders' share of 90:10 fund	(295)	
Core headline earnings (2) (note 3)	554	389
Core headline earnings per share (cents)	89.07	59.66
Headline earnings per share (cents)	283.28	160.89
Earnings per share (cents)	269.61	152.76

Weighted average number of shares in issue (million)	622	652
Diluted core headline earnings per share (cents) (3)	80.17	55.65
Diluted headline earnings per share (cents) (3)	253.74	150.07
Diluted earnings per share (cents) (3)	241.52	142.49
Diluted weighted average number of shares in issue (million)	696	699
	12 mths to 31.12.2004 Rm	12 mths to 31.12.2003 Rm
Dividend per ordinary listed shares (cents)		
Interim	20.50	18.00
Final	31.50	25.00
Total	52.00	43.00

Headline earnings consist of operating profit, investment income, capital appreciation, investment variances and basis and other changes.
Changes in market value of investments can be volatile, therefore core headline earnings have been disclosed that comprise operating profit and investment income on shareholders' assets only.
Diluted earnings, headline earnings and core headline earnings have been adjusted for the finance charge relating to the liability component of the convertible redeemable preference shares. The finance charge is disclosed separately on the face of the income statement.

TABLE 3: CONSOLIDATED BALANCE SHEET	31.12.2004 Rm	31.12.2003 Rm
ASSETS		
Non-current assets	42 178	35 041
Investment assets	41 689	34 479
Goodwill	284	337
Intangible assets	69	81
Deferred tax	6	23
Tangible assets	130	121
Current assets	1 956	1 629
Total assets (note 5)	44 134	36 670
EQUITY AND LIABILITIES		
Capital and reserves (table 4)	5 504	4 762
Outside shareholders' interest	75	72
Non-current liabilities	35 917	30 267
Policyholders' fund (note 7)	35 612	30 231
Borrowings	151	-
Deferred tax	154	36
Current liabilities	2 638	1 569
Total equity and liabilities	44 134	36 670

METROPOLITAN HOLDINGS - GROUP RESULTS

TABLE 4: CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	12 mths to 31.12.2004 Rm	12 mths to 31.12.2003 Rm
Shareholders' equity at beginning	4 762	4 329
Changes in share capital	(637)	(338)
Issue of share capital	-	-
Change in accounting policy		(334)
Share premium on new issue	-	79
Equity component of convertible redeemable preference shares	356	
Share issue costs	(6)	
Capital reduction	(684)	
Staff scheme shares reversed	(8)	(81)
Shares acquired and cancelled	(295)	(2)
Changes in distributable reserve	1 056	808
Change in accounting policy		29
Revaluation of owner-occupied properties	(36)	33
Distribution from 90:10 fund transferred to non-distributable reserve	(295)	
Earnings	1 677	996
Dividend	(290)	(250)
Changes in foreign currency translation reserve	(8)	(4)
Foreign currency translation changes	(36)	(16)
Transfer to policyholders' fund	28	12
Change in non-distributable reserve	331	(33)
Revaluation of owner-occupied properties	36	(33)

Distribution from 90:10 fund	295	-
Shareholders' equity at end (table 3; note 10)	5 504	4 762

TABLE 5: CONSOLIDATED CASH FLOW STATEMENT	12 mths to 31.12.2004 Rm	12 mths to 31.12.2003 Rm
Net cash inflow from operating activities	1 804	1 911
Net cash outflow from investing activities	(1 915)	(1 401)
Net cash in/(out)flow from financing activities	236	(2)
Net cash flow	125	508
Cash resources and funds on deposit at beginning	3 903	3 395
Cash resources and funds on deposit at end	4 028	3 903

METROPOLITAN HOLDINGS - GROUP RESULTS

TABLE 6: STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES	31.12.2004 Rm	31.12.2003 Rm
Total assets per balance sheet (table 3)	44 134	36 670
Current liabilities, borrowings and deferred tax per balance sheet	(2 943)	(1 605)
Outside shareholders' interest per balance sheet	(75)	(72)
Net assets - group	41 116	34 993
Actuarial liabilities under unmatured policies	(35 612)	(29 570)
Excess - group (table 7 & 8; note 10)	5 504	5 423
Net assets - non-insurance	(145)	(728)
Excess - insurance and investment business	5 359	4 695
Change in excess of insurance and investment business	664	607
Increase in share capital	(113)	(15)
Foreign currency translation changes	9	4
Release from 90:10 fund	661	
Dividend paid	475	278
Total surplus arising	1 696	874
Operating profit	324	246
Investment income on excess	164	163
Basis and other changes	249	49
Investment variances	25	10
Shareholders' share of 90:10 fund	295	
Capital appreciation on excess	639	406
Surplus arising (90:10 fund)		50
Shareholder earnings (90:10 fund)		33
Consolidation adjustments	(257)	(83)
Earnings from insurance and investment business	1 439	874
Shareholders' tax paid	274	217
Goodwill amortised and impaired	80	15
Income from insurance and investment business (before goodwill and tax) (table 1, note 7)	1 793	1 106
Capital adequacy requirement	1 563	1 640
Capital adequacy multiple (insurance and investment business)	3.4	2.9
Second-tier margins	1 537	1 216

METROPOLITAN HOLDINGS - GROUP RESULTS

NOTE 1 - INCOME FROM ADMINISTRATION BUSINESS (before tax, goodwill and outside shareholders)	12 mths to 31.12.2004			12 mths to 31.12.2003
	Revenue Rm	Expenses Rm	Total Rm	Total Rm
Health administration	340	(273)	67	30
Asset management	78	(57)	21	23
Asset administration	40	(22)	18	12
Total income from administration business (table 1)	458	(352)	106	65

NOTE 2 - INCOME FROM HOLDING COMPANY (before tax)	12 mths to 31.12.2004 Rm	12 mths to 31.12.2003 Rm
Investment income	51	55
Realised and unrealised capital appreciation	228	150
Administration expenses	(42)	(34)
Net income from holding company (table 1)	237	171

NOTE 3 - ANALYSIS OF CORE HEADLINE EARNINGS	12 mths to 31.12.2004 Rm	12 mths to 31.12.2003 Rm
Corporate business	107	111

Operating profit	152	154
Tax	(45)	(43)
Retail business	263	207
Operating profit	374	283
Tax	(111)	(76)
International business	52	3
Operating profit	56	8
Tax	(4)	(5)
Metropolitan Health Group	46	20
Operating profit	67	24
Tax	(21)	(4)
Shareholders' equity	86	48
Holding company expenses	(46)	(34)
Investment income on total shareholder assets	214	123
Income tax on investment income	(82)	(41)
Core headline earnings (table 2)	554	389
Total operating profit	649	469
Holding company expenses	(46)	(34)
Investment income on total shareholders' assets	214	123
Total tax	(263)	(169)
Core headline earnings (table 2)	554	389

METROPOLITAN HOLDINGS - GROUP RESULTS

NOTE 4 - FUNDS RECEIVED FROM CLIENTS	Gross inflow Rm	Gross outflow Rm	12 mths Net inflow 31.12.2004 Rm	12 mths Net inflow 31.12.2003 Rm
Retail business	4 482	(3 058)	1 424	1 433
Corporate business	2 379	(2 136)	243	182
International business	893	(491)	402	354
Life insurance cash flows	7 754	(5 685)	2 069	1 969
Health administration	5 639	(5 021)	618	403
Asset management	3 602	(4 142)	(540)	734
Total funds received from clients	16 995	(14 848)	2 147	3 106

NOTE 5 - ASSETS UNDER MANAGEMENT	31.12.2004 Rm	31.12.2003 Rm
Investment assets	41 681	34 476
Strategic investments	8	3
Goodwill	284	337
Tangible and intangibles assets	199	202
Current assets and deferred tax	1 962	1 652
Total on-balance sheet assets (table 3)	44 134	36 670
Collective investments	3 012	1 524
Health administration	1 710	1 577
Metropolitan Asset Managers	3 941	4 729
EB segregated assets	766	783
Total assets under management	53 563	45 283

NOTE 6 - NUMBER OF EMPLOYEES	31.12.2004	31.12.2003
Indoor	3 578	3 416
Field	3 651	2 890
Total	7 229	6 306

METROPOLITAN HOLDINGS - GROUP RESULTS

NOTE 7: POLICYHOLDERS' FUND	31.12.2004 Rm	31.12.2003 Rm
Balance at beginning	30 231	26 600
Inflow	14 400	11 355
Premiums received (note 8)	7 754	7 084
Investment return	6 646	4 271
Investment income	1 569	1 762
Realised and unrealised capital appreciation	5 077	2 509
Outgo	(7 364)	(6 606)
Payments to policyholders (note 9)	(5 685)	(5 115)
Sales remuneration	(747)	(579)
Management expenses	(901)	(931)
Distribution costs	(161)	(162)
Administration expenses	(740)	(769)
Policyholders' tax paid	(31)	19
Income from insurance and investment business (table 1 & 6)	(1 793)	(1 106)
Business combination - Channel Life	166	-

Namibia Ltd		
Foreign currency translation changes	(28)	(12)
Balance at end	35 612	30 231
Liabilities under insurance contracts	28 722	23 948
Liabilities under investment contracts	6 890	5 622
90:10 fund surplus		661
Total (table 3)	35 612	30 231

NOTE 8 - PREMIUMS RECEIVED	12 mths to 31.12.2004	12 mths to 31.12.2003
	Rm	Rm
Recurring premiums	5 190	4 593
Individual life	3 858	3 558
Employee benefits	1 614	1 304
Re-insurance	(282)	(269)
Single premiums	2 564	2 491
Individual life	1 495	1 040
Employee benefits	1 069	1 451
Total (note 7)	7 754	7 084

METROPOLITAN HOLDINGS - GROUP RESULTS

NOTE 8 - PREMIUMS RECEIVED	12 mths to 31.12.2004	12 mths to 31.12.2003
	Rm	Rm
Insurance contracts	6 070	5 199
Investment contracts	1 684	1 885
	7 754	7 084
Metropolitan Life Ltd	5 976	6 107
Metropolitan Odyssey Ltd	885	416
Metropolitan International Ltd	71	-
Metropolitan Life (Namibia) Ltd	320	322
Metropolitan Life of Botswana Ltd	285	186
Metropolitan Lesotho Ltd	217	53
	7 754	7 084

NOTE 9 - PAYMENTS TO POLICYHOLDERS	12 mths to 31.12.2004	12 mths to 31.12.2003
	Rm	Rm
Individual life	3 390	2 735
Death and disability claims	766	734
Maturity claims	1 063	752
Annuities	431	416
Surrenders	1 200	898
Re-insurance recoveries	(70)	(65)
Employee benefits	2 295	2 380
Death and disability claims	505	474
Maturity claims	181	703
Annuities	292	278
Withdrawal benefits	213	206
Terminations	1 174	829
Re-insurance recoveries	(70)	(110)
Total (note 7)	5 685	5 115
Insurance contracts	4 404	3 719
Investment contracts	1 281	1 396
	5 685	5 115
Metropolitan Life Ltd	4 943	4 653
Metropolitan Odyssey Ltd	251	208
Metropolitan Life (Namibia) Ltd	260	176
Metropolitan Life of Botswana Ltd	75	75
Metropolitan Lesotho Ltd	156	3
	5 685	5 115

METROPOLITAN HOLDINGS - GROUP RESULTS

NOTE 10 - ANALYSIS OF ASSETS BACKING GROUP EXCESS	31.12.2004		31.12.2003	
	Rm	%	Rm	%
Listed equities	3 270	54.8	2 818	54.2
Foreign investments	385	6.4	439	8.4
Properties	376	6.3	373	7.2
Fixed interest	673	11.3	676	13.0
Money market	1 316	22.1	425	8.2
Goodwill	284	4.8	337	6.5
Other assets	(340)	(5.7)	131	2.5
	5 964	100.0	5 199	100.0
Adjustment for staff share	(460)		(437)	

schemes		
Group net asset value and excess (table 4 & 6)	5 504	4 762
Surplus in 90:10 fund		661
Excess - group (table 6)		5 423

TABLE 7: EMBEDDED VALUE	31.12.2004	31.12.2003
	Rm	Rm
Excess - group (table 6)	5 504	5 423
Adjustments for:		
Asset management (table 15)	140	150
Health administration (table 15)	386	265
Holding company expenses	(252)	(220)
Adjustments to group excess:	360	(561)
Staff share schemes loans	460	437
Liability component of convertible redeemable preference shares	184	
Goodwill (2003 includes surplus in 90:10 fund) (table 8)	(284)	(998)
Adjusted net asset value	6 138	5 057
Net value of in-force business	2 915	2 493
Individual life	2 288	1 993
Gross value of in-force business	2 444	2 078
Less: Cost of capital	(156)	(85)
Employee benefits	627	500
Gross value of in-force business	714	564
Less: Cost of capital	(87)	(64)
Fully diluted embedded value (table 8)	9 053	7 550
Fully diluted embedded value per share (cents) *	1 225	1 068
Fully diluted adjusted net asset value per share (cents) *	831	715
Diluted number of shares in issue (million) (table 18)	739	707

* After the capital reduction of 100 cents per share.

METROPOLITAN HOLDINGS - GROUP RESULTS

TABLE 8: EMBEDDED VALUE ATTRIBUTABLE TO GROUP	Net asset value	Value of in-force	31.12.2004 Total	31.12.2003 Total
	Rm	Rm	Rm	Rm
Metropolitan Life Ltd	4 638	2 475	7 113	5 850
Metropolitan Odyssey Ltd	201	151	352	240
Metropolitan International Ltd	95	-	95	94
Metropolitan Namibia	206	148	354	274
Metropolitan Life of Botswana Ltd	70	45	115	100
Metropolitan Lesotho Ltd	165	96	261	7
Metropolitan Health Group	122	371	493	345
Methealth Namibia Administrators (Pty) Ltd	4	15	19	10
Asset management	62	140	202	193
Metropolitan Holdings (after consolidation adjustments)	585	(252)	333	774
Goodwill	(284)		(284)	(337)
Total embedded value (table 7)	5 864	3 189	9 053	7 550
Adjustment to group excess (table 7)	(360)			
Excess - group (table 6)	5 504			

METROPOLITAN HOLDINGS - GROUP RESULTS

TABLE 9: ANALYSIS OF CHANGES IN GROUP EMBEDDED VALUE	Non-insurance	Insurance operations	31.12.2004 Total	31.12.2003 Total
	Rm	Rm	Rm	Rm
Profit from new business	185	216	401	184
Point of sale	184	205	389	175
Expected return to end of year	1	11	12	9
Profit from existing business	(4)	818	814	374

Expected return	32	268	300	353
Operating experience variance	(10)	106	96	(50)
Operating assumption changes	(26)	219	193	71
90:10 fund amalgamation	-	225	225	
Embedded value profit from operations	181	1 034	1 215	558
Investment return on net worth	234	540	774	540
Investment variances	7	133	140	65
Economic assumption changes	(58)	169	111	192
Exchange rate movements	(1)	(16)	(17)	(6)
Total embedded value profit	363	1 860	2 223	1 349
Changes in share capital	(565)	112	(453)	(4)
Dividend paid	182	(472)	(290)	(250)
Staff scheme shares	23		23	132
Increase in embedded value	3	1 500	1 503	1 227
Return on embedded value (%)			29.4	21.3

METROPOLITAN HOLDINGS - GROUP RESULTS

TABLE 10: VALUE OF LIFE INSURANCE NEW BUSINESS	12 mths to 31.12.2004 Rm	12 mths to 31.12.2003 Rm
Retail business	135	58
Gross value of new business	140	61
Less: Cost of capital	(5)	(3)
Corporate business	54	34
Gross value of new business	67	37
Less: Cost of capital	(13)	(3)
International business *	16	11
Gross value of new business	20	12
Less: Cost of capital	(4)	(1)
	205	103
* Net of outside shareholders		
Outside shareholders' interest		
Metropolitan Namibia	19.1%	21.3%
Metropolitan Botswana	24.2%	25.0%

TABLE 11: SOURCE OF NEW BUSINESS	31.12.2004		31.12.2003	
	APE %	Total %	APE %	Total %
General intermediary channel	15	9	12	10
Direct writers	36	30	32	30
Group schemes	8	5	8	5
Direct mail and telemarketing	11	6	20	12
Odyssey broker channel	19	39	16	35
International	11	11	12	8

TABLE 12: VALUE OF NON-LIFE NEW BUSINESS	12 mths to 31.12.2004 Rm	12 mths to 31.12.2003 Rm
Health administration	173	36
Asset management	11	36

METROPOLITAN HOLDINGS - GROUP RESULTS

TABLE 13: NEW BUSINESS PREMIUMS	12 mths to 31.12.2004 Rm	12 mths to 31.12.2003 Rm
Recurring premiums		
Retail business	762	608
Corporate business	448	178
International business *	101	98
Individual life	78	84
Employee benefits	23	14
	1 311	884
Single premiums		
Retail business	1 258	1 019
Corporate business	1 059	1 398
International business *	210	67
	2 527	2 484

Annual premium equivalent (APE)	1 564	1 132

* Net of outside shareholders

TABLE 14: VALUE OF NEW BUSINESS AS A % OF ANNUAL PREMIUM EQUIVALENT (APE)	Margin	
	31.12.2004	31.12.2003
	%	%
Retail business	15.2	8.2
Corporate business	9.7	10.7
International business	13.1	10.5
Total	13.1	9.1

APE represents new recurring premiums plus 10% of single premiums.

TABLE 15: VALUATION OF NON-LIFE SUBSIDIARIES	Value as per balance sheet	Write-up to fair value	Embedded value
	Rm	Rm	Rm
Asset management (table 7 & 8)	62	140	202
Health administration (table 7 & 8) *	126	386	512

* Includes the Polmed contract awarded during 2004

METROPOLITAN HOLDINGS - GROUP RESULTS

Table 16: PRINCIPAL ASSUMPTIONS	31.12.2004	31.12.2003
	%	%
Pre-tax investment return		
Equities	10.3	11.3
Properties	10.3	11.3
Government stock	8.3	9.3
Cash	6.3	7.3
Risk discount rate	10.8	11.8
Investment return (before tax) - smoothed bonus	9.7	10.7
Expense inflation rate	5.0	6.5

METROPOLITAN HOLDINGS - GROUP RESULTS

TABLE 17: LIFE BUSINESS: SENSITIVITIES - 31.12.2004	In-force business			New business written		
	Net value	Gross value	Cost of CAR	Net value	Gross value	Cost of CAR
	Rm	Rm	Rm	Rm	Rm	Rm
Base value	2 915	3 158	(243)	205	227	(22)
1% increase in risk discount rate	2 597	2 975	(378)	172	209	(37)
% change	(11)	(6)	55	(16)	(8)	66
1% reduction in risk discount rate	3 269	3 364	(95)	243	248	(4)
% change	12	7	(61)	19	9	(81)
10% increase in future expenses	2 711	2 955	(243)	184	207	(22)
% change	(7)	(6)	-	(10)	(9)	-
1% increase in expense and salary inflation	2 846	3 089	(243)	203	226	(22)
% change	(2)	(2)	-	(1)	(1)	-
10% increase in policy discontinuance	2 853	3 096	(243)	192	214	(22)
% change	(2)	(2)	-	(6)	(6)	-
10% increase in mortality and morbidity	2 344	2 588	(243)	93	116	(22)
% change (note 1)	(20)	(18)	-	(54)	(49)	-
1% reduction in gross investment return	2 435	2 837	(403)	172	211	(39)
% change (note 2)	(16)	(10)	65	(16)	(7)	73
10% fall in market value of assets	2 684	2 927	(243)	205	227	(22)
% change	(8)	(7)	-	-	-	-
10% reduction in premium indexation take-up rate	2 864	3 107	(243)	198	220	(22)
% change	(2)	(2)	-	(3)	(3)	-
10% reduction in new business volumes	2 915	3 158	(243)	180	202	(22)
% change	-	-	-	(12)	(11)	-

10% increase in non-commission related acquisition expenses	2 915	3 158	(243)	193	215	(22)
% change	-	-	-	(12)	(11)	-

Notes:
Mortality decreases by 10% for annuities; mortality and morbidity increase by 10% for assurance.
Bonus rates are decreased commensurate with the drop in returns.
The change in the value of cost of CAR is assumed to be nil where the sensitivity test causes an insignificant change in the value.

METROPOLITAN HOLDINGS - GROUP RESULTS

TABLE 18: STOCK EXCHANGE PERFORMANCE	12 mths to 31.12.2004	12 mths to 31.12.2003	12 mths to 31.12.2002	12 mths to 31.12.2001
Value of listed shares traded (rand million) *	2 049	994	1 652	2 472
Volume of listed shares traded (million) *	250	165	246	273
Shares traded (% of average listed shares in issue)	37.8	24.4	36.7	40.2
Value of shares traded - life insurance (J084 / IX42 - *rand billion*)	47.3	40.8	42.9	40.1
Value of shares traded - top 40 index (J200 / FI01 - rand billion)	829.8	635.4	684.1	504.9
Trade prices (cents per share)				
Highest	1 100	750	902	1 060
Lowest	680	470	485	650
Last sale of year (31 December)	1 090	685	610	800
Percentage change during year	59.12	12.30	(23.75)	(18.28)
Percentage change - life insurance sector (J084)	36.04	0.45	(18.04)	(15.69)
Percentage change - top 40 index (J200)	20.11	9.37	(14.13)	28.41
31 December				
Price / core headline earnings ratio	12.24	11.03	11.59	15.24
Dividend yield % (dividend on listed shares)	4.77	6.28	6.23	4.38
Dividend yield - top 40 index (J200)	2.49	3.02	3.37	2.56

METROPOLITAN HOLDINGS - GROUP RESULTS

TABLE 18: STOCK EXCHANGE PERFORMANCE	12 mths to 31.12.2004	12 mths to 31.12.2003	12 mths to 31.12.2002	12 mths to 31.12.2001
Total shares issued (million)				
Listed on JSE	641	678	676	667
Ordinary shares	632	668	669	661
Share incentive scheme	9	10	7	6
Unlisted	63	70	59	33
Share purchase scheme	63	70	59	33
Total shares in issue #	704	748	735	700
Treasury shares held by a subsidiary company	(41)	(41)	(41)	-
Adjustment to staff share scheme shares *	(53)	(55)	(47)	(18)
Share incentive scheme	(5)	(5)	(5)	(3)
Share purchase scheme	(48)	(50)	(42)	(15)
Number of shares in issue @ (table 7)	610	652	647	682
Adjustment to staff share scheme shares	53	55	47	18
Convertible redeemable preference shares	76	-	-	-
Total shares in issue after treasury shares ~	739	707	694	700
Market capitalisation at	8.06	4.84	4.23	5.60

year-end (rand billion) ~				
Percentage of life insurance sector	7.05	5.96	5.27	n/a

* 2004 is net of 44 million shares acquired for R293 million, 2002 is net of 33 million shares acquired for R260 million and 2001 is net of 28 million shares acquired for R234 million; all as part of a share buy-back programme.
@ Weighted average number of shares in issue referred to in table 2 is calculated on this number of shares in issue.
# Diluted weighted number of shares in issue referred to in table 2 is calculated on this number of shares in issue.
~ The market capitalisation is calculated on the total shares in issue after treasury shares.

METROPOLITAN HOLDINGS - GROUP RESULTS

* These shares have been issued since 1 January 2001, the date on which the group adopted AC133. These shares do not comply with the derecognition rules as set out in AC133 and are therefore reversed on consolidation.

Date: 09/03/2005 08:02:03 AM Produced by the JSE SENS Department

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Release Date: 2005/03/09 08:03:00 AM

Metropolitan - Reaps the benefits of being a truly empowered company

Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
Metropolitan reaps the benefits of being a truly empowered company

* Thanks in no small measure to the successful implementation of its empowerment partnership with Kagiso Trust Investments (KTI), Metropolitan's results for the financial year to 31 December 2004 have exceeded market expectations.
* The financial services group achieved all of its financial and operational performance goals, recording some exceptional percentage increases in the process.
* Group chief executive Peter Doyle points out that stakeholders have good reason to be pleased given that these goals are closely aligned with their interests.
* "The figures clearly demonstrate that we are continuing to deliver on our promises. In fact, it can safely be said that in 2004 we didn't merely discharge our stakeholder obligations, we went that extra mile."
* Doyle says the 48% increase in new recurring premium business to R1 311 million (2003: R884 million) - the highest growth recorded by a major industry player during this results season - confirms that Metropolitan's exclusive focus on the low and middle income markets continues to give the group a competitive edge.
* "KTI complements our business perfectly and we have already derived considerable benefit at both strategic planning and implementation stage as well as at the coal-face of business operations."
* "With Eric as our chairman (Eric Molobi, executive chairman of KTI, assumed the chairmanship of Metropolitan on I January this year) and the services of JJ Njeke (group MD) and Andile Sangqu (group executive) as directors, we are looking forward to incremental gains from this productive and mutually profitable alliance."
* Taking into account that KTI has earned its maximum dividend entitlement in terms of the financial deliverables that were agreed with Metropolitan up-front, as well as the performance of Metropolitan's share price, its return on investment is currently in the order of 70%. "While ours may not be the largest, it is the first fully funded BEE deal involving a listed entity and we are delighted that it is also a pacesetter when it comes to real economic empowerment," says Doyle.
* To underline the truth of his contention that Metropolitan had outdone itself in 2004, Doyle highlighted the group's 49% increase in core headline earnings per share to 89 cents (2003: 60 cents) which he regards as the most appropriate measure of the group's performance.
* In view of the group's ongoing focus on diversifying its sources of revenue, he said he was particularly pleased that all four businesses - retail, corporate, health and international - had once again been positive contributors to core headline earnings.
* Retail, the largest contributor, increased its contribution to core headline earnings by 27%, from R207 million to R263 million, while the contribution from the corporate business, at R107 million, was flat.
* The contribution of the health business more than doubled, growing by 130% to R46 million (2003: R20 million). The Metropolitan Health Group has achieved major league status in the South African healthcare industry and is well positioned to secure a share of the single state medical scheme when it comes into operation in 2006.

* Operational improvements in Metropolitan Namibia, Botswana and Lesotho, plus the transfer of Lesotho business from Metropolitan SA to Metropolitan Lesotho, meant that the contribution of the international business rose from R3 million to R52 million over the 12 month period, now making it a significant player in the group context.
* Given that Metropolitan, despite its successful diversification initiatives, remains first and foremost a life insurer, Doyle said that it was most encouraging to see that the group's life operations were still the backbone of its unbroken record of net fund inflows from clients, which totalled R2.1 billion in 2004.
* The main features of the improved operational performance of the life insurance companies in the group centred around the quality as much as the quantity of new business written, and the fact that in 2004 the costs of putting business on the books and keeping it there were considerably lower.
* Metropolitan's new business annual premium equivalent or APE, comprising new recurring premium income plus 10% of single premium income, was 38% higher, mainly thanks to the 48% increase in new recurring premiums. Because APE takes the extremely volatile nature of single premium income into account, it is looked upon as a relatively accurate indicator of the sustainability of new business.
* With growth of 74% in its new business APE from R318 million to R554 million, the group's corporate business was the driver, while its retail business played a supporting role (25% up from R710 million to R888 million). This extremely strong showing by Metropolitan Employee Benefits was in sharp contrast to the experience of other major industry players during the period and was achieved despite the decision to reinsure R120 million on one scheme alone.
* However, total recurring premium income is the ultimate measure of enduring success in a life insurance operation. Growth of 13%, from R4.6 billion to R5.2 billion, augurs extremely well for the group's future. Total employee benefits recurring premium income increased by 24% from R1 304 million to R1 614 million.
* Persistency, the flip side of the production coin, also showed a marked improvement, with lapse and surrender rates both dropping. Lapses at inception decreased to below 13%, down some 5%, while all the other indicators of improved retention were equally positive.
* According to Doyle, tight control over life insurance administration expenses meant that Metropolitan surpassed its target of zero expense growth for 2004, reducing net expenses by more than 3% in absolute terms in spite of the surge in new business.
* "Effective cost management will always be one of our top priorities, especially in the current low inflation, low interest rate environment with its increasing pressure on margins. Although we will inevitably start incurring costs in the active pursuit of new growth opportunities, ongoing unit cost reductions remain a business imperative."
* Thanks to these wide-ranging operational improvements, the new business profit margin on the group's retail business increased to 15.2%, well above the targeted level of 12.5% for 2004.
* Most impressive, however, was the 99% increase in the embedded value of Metropolitan's life insurance new business, which grew to R205 million from R103 million, thereby substantially boosting the value of the group's in-force book of business.
* The return on the group's total embedded value, which increased from R7.6 billion to R9.1 billion, was an impressive 29% (2003: 21%). Embedded value, which comprises the value of the in-force life insurance business plus the net value of the assets belonging to shareholders, fairly reflects the inherent worth of the group.
* Embedded value per share grew by 24% from 1 068 cents to 1 325 cents, before being decreased by the capital reduction of 100 cents in December last year.
* Thanks to the capital reduction, Metropolitan was a leader in the field of capital management during 2004 but the group's high-powered performance means that it has remained very well capitalised. "Our ongoing focus is to ensure that capital is optimally deployed, delivering a truly competitive return on investment to our shareholders. This performance has given us more scope to look at our capital options," says Doyle.
* Doyle is confident that prospects for the group are good. "The outlook in the segments of the market that we target is extremely positive although concerns about saturation in other segments are growing. The board of directors and executive management are satisfied that the operational improvements achieved in 2004 are sustainable, provided we continue our strong focus on productivity, persistency, expense efficiencies and capital management."

* "With this growth scenario in mind, we have declared a final dividend of 31.5 cents per ordinary share, 26% higher than 2003's 25 cents, bringing the total dividend for the year to 52 cents per ordinary share, up 21% on the 43 cents declared for 2003."

Summary of Metropolitan's stakeholder value-add in 2004

	2003	2004	% growth
Strategic and operational benefits from KTI partnership			
Core headline earnings per share (cents)	60	89	+49
Embedded value of new business	R103m	R205m	+99
Recurring premium new business	R884m	R1311m	+48
Net management expenses	R931m	R901m	(3)
Return on embedded value (%)	21	29	-
Total dividend per ordinary share (cents)	43	52	+21
Final dividend per ordinary share (cents)	25	31.5	+26
Assets under management	R45bn	R54bn	+18

ISSUED BY SUE SNOW
FINANCIAL MEDIA SPECIALIST
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406119 OR 083 300 9745

DATE 9 MARCH 2005

QUERIES PETER DOYLE
GROUP CHIEF EXECUTIVE
METROPOLITAN HOLDINGS LIMITED
TEL 021 9405681 OR 082 880 2690
PRESTON SPECKMANN
GROUP FINANCE DIRECTOR
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406634 OR 083 285 6454
TYRREL MURRAY
GENERAL MANAGER: GROUP FINANCE
METROPOLITAN HOLDINGS LIMITED
TEL 021 9405083 OR 082 889 2167

Date: 09/03/2005 08:00:23 AM Produced by the JSE SENS Department

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Release Date: 2005/03/07 04:12:00 PM

Metropolitan - Appointment of new CIO for MetAM

Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")
Metropolitan appoints new CIO for MetAM
Metropolitan today (7 March 2005) announced the appointment of Liston Meintjes as chief investment officer of Metropolitan Asset Managers (MetAM) with effect from 1 June 2005. Meintjes takes over from Asief Mohamed.
Metropolitan's chief executive: corporate, Abel Sithole, welcomes the wealth of new dimensions that Meintjes will add to the asset management function of the Metropolitan group at both a strategic and an operational level. "Liston is widely recognised as a leading exponent of the art and science of asset management, acknowledged as much for his business acumen as for his technical abilities. We are greatly looking forward to having him on board."
A qualified actuary, Meintjes has an M Sc in mathematical statistics from UCT and has lectured in maths stats at Natal University, in quantitative methods and investments at the Graduate School of Business at UCT and in investments at the Stellenbosch GSB. Consequently he brings both an academic and a practitioner's approach to asset management.
After a short time at Old Mutual as manager: investments technology, Liston was instrumental in founding Foord and Meintjes in 1981, an investment management company with an enviable track record in institutional investment performance over many years. His responsibilities included computer systems, economic research, company analysis and marketing, as well as managing selected institutional and individual portfolios.
In 1998 he left South Africa to work in New Zealand for some two years. This included consulting to Morningstar, a fund ratings agency, in Auckland and a stint in the actuarial department of Colonial Life in Wellington as the liaison with the investment managers.
In 2000 Meintjes was head-hunted by African Harvest and returned to this country to join their start-up multi-manager operation, OptiVest, that merged with Plexus Asset Management where he was CIO until 2003. During that period, five local risk-profiled unit trusts and four global collective investment products were under his control.
On being invited to join Tri-Linear, an empowerment asset management company in the country, by founders Sam Buthelezi and Thembinkosi Dube, with whom he had been associated as mentor and co-marketer when they established the company in 1996, he was quick to accept. He held the position of chief investment officer responsible for investments, at the time of his resignation. In addition to leading and mentoring the investment team, his chief responsibilities were investment processes, governance, portfolio management, marketing and relationship management.
Sithole says the members of the MetAM team are particularly excited about the new perspectives that Meintjes's combination of top-down, bottom-up and quantitative analysis will introduce. "Liston has been largely responsible for the recent top quartile performance of Tri-Linear's equity, balanced and bond funds. Their renowned capital protected products also owe a great deal of their success to his expertise in the quants arena and his optimum utilisation of derivative strategies. Working with someone with a track record like his, someone as knowledgeable, highly skilled and clearly focused as he is, will be exhilarating for all concerned."
MetAM is also greatly looking forward to benefiting from Meintjes's commitment to and flair for marketing - he was responsible for developing what is known as

the publicity model at Tri-Linear. In addition, his extensive network of contacts amongst actuaries, consultants and multi-managers countrywide should help to open doors to new third party business opportunities.

end

ISSUED BY SUE SNOW
FINANCIAL MEDIA SPECIALIST
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406119

DATE 7 MARCH 2005

QUERIES ABEL SITHOLE
CHIEF EXECUTIVE: CORPORATE
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406478

Sponsor
Merrill Lynch South Africa (Pty) Limited

Date: 07/03/2005 04:09:29 PM Produced by the JSE SENS Department

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Release Date: 2005/02/28 04:49:00 PM

Metropolitan Holdings Limited - Change in directorate

Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")
Change in directorate
In terms of section 3.59 of the Listings Requirements of the JSE Securities Exchange South Africa, notification is hereby given that Gloria Tomatoe Serobe has resigned as a non-executive director from the Metropolitan board with effect from 28 February 2005.
Mrs Serobe has informed the board that her resignation has been tendered as a result of increasing time constraints and a greater demand for international travel.
The board of Metropolitan would like to thank Mrs Serobe for the considerable contribution she has made to the board while being a director and wish her the very best for the future.
Cape Town
28 February 2005
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 28/02/2005 04:47:13 PM Produced by the JSE SENS Department

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Release Date: 2005/02/16 05:32:00 PM

METROPOLITAN HOLDINGS LIMITED - TRADING STATEMENT

Metropolitan Holdings Limited
Incorporated in the Republic of South Africa
Registration Number: 2000/031756/06
JSE share code: MET
NSX share code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the company")

TRADING STATEMENT

Metropolitan is currently finalising its results for the year ended 31 December 2004, which will be published on 9 March 2005. Metropolitan advises that the core headline earnings per share for the year ended 31 December 2004 will show an improvement on those of the previous year of between 30% and 50% which is mainly driven by improved operational performance and improved investment returns.

The financial information on which this trading statement is based has not been reported on by the company's auditors.

Bellville
16 February 2005
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 16/02/2005 05:29:52 PM Produced by the JSE SENS Department

WE HELP YOU BUILD *REAL* WEALTH

Release Date: 2005/02/10 09:04:00 AM

Metropolitan Holdings Limited - Change of Transfer Secretaries

METROPOLITAN HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")
CHANGE OF TRANSFER SECRETARIES
In terms of paragraph 11.39 of the Listings Requirements of the JSE Securities Exchange SA, shareholders of Metropolitan are advised that with effect from 1 March 2005, Ultra Registrars (Pty) Ltd (registration number 2000/007239/07) will replace Computershare Investor Services (2004) (Pty) Ltd as transfer secretaries to Metropolitan.
The contact details of Ultra Registrars are as follows:

Physical Address:	5th Floor, 11 Diagonal Street, Johannesburg
Postal Address:	PO Box 4844, Johannesburg, 2000
Telephone:	(011) 834 2266
Facsimile:	(011) 834 4398
E-mail:	info@ultrareg.co.za

Cape Town
10 February 2005
Date: 10/02/2005 09:02:14 AM Produced by the JSE SENS Department

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Release Date: 2004/12/09 09:01:00 AM

Metropolitan - Metropolitan appoints new chairman

Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")

Metropolitan appoints new chairman

Gloria Tomatoe Serobe is standing down as chairman of Metropolitan Holdings in favour of Eric Molobi, executive chairman of Kagiso Trust Investments, Metropolitan's strategic business partner, so as to afford Kagiso greater scope for active involvement in the group's future development. Molobi will take over from Serobe with effect from 1 January 2005.

The handover will allow Serobe more time to devote to the chairmanship of the Life Offices' Association (LOA), a position to which she has recently been appointed, as well as to her responsibilities as a member of the newly established Financial Sector Charter Council.

Serobe says she is grateful for the unique opportunities she has had as the first woman to chair a major financial services group in South Africa (Metropolitan is the country's 4th largest life insurer). Guiding the board of the leading empowerment player in the financial services sector has presented her with exciting challenges, not the least of which has been leading directors from widely divergent backgrounds, ranging from ex trade unionists and politicians to actuaries and chartered accountants.

She also highlights the fact that it has been a great honour for her to continue the work done by distinguished predecessors such as Judge Dikgang Moseneke and Dr Nthato Motlana in transforming Metropolitan. In addition, during the past year she has steered Metropolitan towards the successful conclusion of its highly acclaimed, fully funded empowerment transaction with Kagiso, and personally played a leading role in the ongoing development of the Financial Sector Charter.

The fact that the group has achieved a remarkable operational turnaround during Serobe's four years at the helm is another particular source of pride to her. Serobe remains committed to Metropolitan, and will continue to serve on the boards of both Metropolitan Holdings and Metropolitan Life. She will also continue to represent the group on the LOA.

Incoming chairman Molobi has a wealth of financial expertise and experience from which Metropolitan has already benefited significantly at both a strategic and an operational level. Over and above his proven track record, his unimpeachable personal and professional integrity are invaluable assets, as are Kagiso's extensive business networks and networking capabilities.

Metropolitan is looking forward to Molobi's enhanced level of participation in conjunction with increased support from Kagiso across the full spectrum of its business activities, helping it to sustain its competitive advantage as the country's most empowered financial services group.

Cape Town
9 December 2004
Sponsor
Merrill Lynch South Africa (Pty) Limited

Date: 09/12/2004 09:00:21 AM Produced by the JSE SENS Department

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Release Date: 2004/12/03 02:25:00 PM

Metropolitan Holdings Ltd - Resignation Of Non-Executive Director

Metropolitan Holdings Ltd
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE code: MET
NSX code: MTD
ISIN code: ZAE000050456
("Metropolitan" or "the company")

RESIGNATION OF NON-EXECUTIVE DIRECTOR

In compliance with section 3.59 of the Listings Requirements of the JSE Securities Exchange South Africa, notification is hereby given that Mrs I Charnley, an independent non-executive director, resigned from the board of the company with effect from 2 December 2004.

Mrs Charnley has advised the board that her extensive executive role at MTN makes it increasingly difficult for her to fulfil the demands of a non-executive director at Metropolitan. Mrs Charnley was also the chairperson of the HR and Empowerment Committee as well as being Chairperson of the Ad Hoc Committee which lead the empowerment transaction with Kagiso. As the deal with Kagiso is now complete, Mrs Charnley feels that this is an appropriate time for her to make this decision.

The board of Metropolitan would like to thank Mrs Charnley for the considerable contribution she has made to the board while being a director and wish her every future success.

Cape Town
3 December 2004
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 03/12/2004 02:24:40 PM Produced by the JSE SENS Department

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Release Date: 2004/12/03 09:00:00 AM

Metropolitan Holdings Limited - Notice of a capital reduction

Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
("Metropolitan" or "the Company")
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456

Notice of a capital reduction

An ordinary resolution authorising the directors of the Company by way of a general authority to distribute to shareholders share capital and reserves of the Company, in terms of Section 90 of the Companies Act, 1973 (Act 61 of 1973), as amended, was approved at the general meeting of Metropolitan shareholders held on Wednesday, 1 September 2004.

Notice is hereby given that on 2 December 2004 the board of directors of the Company resolved to reduce the Company's share premium by way of a cash payment of 100 cents per ordinary and preference share in the capital of the Company to all the shareholders reflected in its share register at the close of business on Friday, 7 January 2005 ("the record date").

This is a further step in an ongoing capital management process, and the Company will continue looking into all aspects of its capital management with a view to optimising capital efficiencies.

Shareholders are reminded that this distribution does have capital gains tax implications for them, and are requested to seek clarity on their specific circumstances.

The salient dates pertaining to the capital reduction are as follows:

	2004/5
Last day to trade to qualify for payment	Friday, 31 December
Shares trade without payment	Monday, 3 January
Record date	Friday, 7 January
Payment to shareholders	Monday, 10 January

No share certificates may be dematerialised or rematerialised between Monday, 3 January 2005 and Friday, 7 January 2005, both dates inclusive.

Cape Town
3 December 2004

Sponsor in South Africa
Merrill Lynch South Africa (Pty) Limited

Date: 03/12/2004 09:00:08 AM Produced by the JSE SENS Department

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Release Date: 2004/11/24 08:01:00 AM

METROPOLITAN HOLDINGS LIMITED - MANAGEMENT CHANGES AT METROPOLITAN

METROPOLITAN HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")

MANAGEMENT CHANGES AT METROPOLITAN

Metropolitan has announced the resignation of Asief Mohamed, chief investment officer of its wholly owned subsidiary, Metropolitan Asset Managers, with effect from 31 March 2005. After fifteen years of rewarding service with an institutional asset manager, Asief has decided to take a break for a couple of months before considering various career options. He will continue in his role as chief investment officer until a suitable candidate has been recruited for this post to ensure a successful transition.

The board and management of Metropolitan wish Asief well in his future endeavours and thank him for the significant contribution he has made to the group over the past fifteen years.

Another change will be effected at Metropolitan Asset Managers in the near future when Philip Morrall relinquishes his role as managing director in order to be redeployed elsewhere in the Group. The recruitment of a new managing director will commence shortly, and an appointment will be made as soon as a suitable candidate has been found. It is also the intention to augment the team of investment professionals as and when opportunities arise.

Cape Town
24 November 2004
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 24/11/2004 08:00:20 AM Produced by the JSE SENS Department

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business up 37% and single premium business 130% higher.

* Direct writers maintained their excellent performance, growing both volume of new business and average premium size.
* Metropolitan Odyssey sustained its strong showing in the recurring premium market, reflecting increased penetration of the upper emergent market.
* Metropolitan Odyssey grew its single premium business even more substantially, but it should be noted that this business, while profitable for the group, is sold at below our average margins.
* The direct mail distribution channel is recovering steadily, and new business production was up quarter on quarter.
* Group schemes were not operating at full capacity as the benefits of their recent restructuring have not begun flowing through as yet.
* 40% of new policies were sold in the aspirant (

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METROPOLITAN
HOLDINGS LIMITED

RECEIVED
2006 APR -7 P 3:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 March 2006

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 2 075 900 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

2 075 900 ordinary shares. The quoted issued share capital increases with the amount of R16 335 017.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price [R]*	*Number of shares*	*Value of shares [R]*
25/11/1997	10.70	113 200	1 211 240.00
14/09/1998	7.42	4 200	31 164.00
30/11/1998	8.88	64 100	569 208.00
31/05/1999	8.51	169 500	1 442 445.00
23/11/1999	7.78	155 100	1 206 678.00
25/05/2000	7.80	1 900	14 820.00
24/08/2000	9.00	7 300	65 700.00
25/11/2000	8.05	1 050 300	8 454 915.00
27/02/2001	9.78	6 400	62 592.00
01/12/2001	8.30	38 200	317 060.00

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

03/06/2002	6.53	298 200	1 947 246.00
02/12/2002	6.25	109 700	685 625.00
02/06/2003	5.25	49 100	257 775.00
17/11/2003	6.85	6 500	44 525.00
22/11/2005	10.92	2 200	24 024.00
		2 075 900	16 335 017.00

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 44 770 800 shares, which have not yet been released to participants of the scheme.
6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	594 866 586	594.87

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
128 542 650 (Preference shares of 0.0001 cents each)	128.54
	1 128.54
Issued and listed	
596 942 486	596.94

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 79 985 142 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 112 318 250 shares of which 64 358 450 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 44 770 800 are at present registered in the names of members, leaving 35 214 342 scheme shares still available to be issued.

RECEIVED
2006 APR -7 P 2:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

METROPOLITAN
HOLDINGS LIMITED

13 February 2006

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 289 400 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

289 400 ordinary shares. The quoted issued share capital increases with the amount of R2 327 433.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price [R]*	*Number of shares*	*Value of shares [R]*
25/11/1997	10.70	24 700	264 290.00
30/11/1998	8.88	28 500	253 080.00
23/11/1999	7.78	72 300	562 494.00
24/08/2000	9.00	16 600	149 400.00
25/11/2000	8.05	93 600	753 480.00
03/06/2002	6.53	21 900	143 007.00
02/12/2002	6.25	20 000	125 000.00
02/06/2003	5.25	9 200	48 300.00
22/11/2005	10.92	2 600	28 3920.00
		289 400	2 327 443.00

METROPOLITAN HOLDINGS LTD

PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

REG NO 2000/031756/06

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 46 846 700 shares, which have not yet been released to participants of the scheme.
6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	594 577 186	594.58

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
128 542 650 (Preference shares of 0.0001 cents each)	128.54
	1 128.54
Issued and listed	
594 866 586	594.87

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 79 754 486 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 62 282 550 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 46 846 700 are at present registered in the names of members, leaving 32 907 786 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 39 860 809 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 7 281 700 were registered in the names of members, leaving 32 579 109 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

METROPOLITAN
HOLDINGS LIMITED

30 January 2006

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 34 400 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

34 400 ordinary shares. The quoted issued share capital increases with the amount of R210 600.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price [R]*	*Number of shares*	*Value of shares [R]*
02/12/2002	6.25	30 000	187 500
02/06/2003	5.25	4 400	23 100
		34 400	210 600

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 47 136 100 shares, which have not yet been released to participants of the scheme.

6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	594 542 786	594.54

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
128 542 650 (Preference shares of 0.0001 cents each)	128.54
	1 128.54
Issued and listed	
594 577 186	594.58

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 79 722 331 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 61 993 150 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 47 136 100 are at present registered in the names of members, leaving 32 586 231 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 39 860 809 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 7 281 700 were registered in the names of members, leaving 32 579 109 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 12 January 2006 our block listing stood at R9 697 347 767.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 12 January 2006	R9 697 347 767.79
Less: this application	(R210 600.00)
Current block listing balance	R9 697 137 167.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TC MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

METROPOLITAN
HOLDINGS LIMITED

RECEIVED
2006 APR -7 P 3:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 January 2006

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 438 600 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

438 600 ordinary shares. The quoted issued share capital increases with the amount of R2 965 005.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price [R]*	*Number of shares*	*Value of shares [R]*
25/11/1997	10.70	7 400	79 180
14/09/1998	7.42	9 900	73 458
30/11/1998	8.88	6 800	60 384
23/11/1999	7.78	28 600	222 508
25/11/2000	8.05	41 800	336 490
01/12/2001	8.30	18 800	156 040
03/06/2002	6.53	154 000	1 005 620
02/12/2002	6.25	132 000	825 000
02/06/2003	5.25	39 300	206 325
		438 600	2 965 005

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL [021] 940-5911, FAX [021] 940-5730, WEBSITE www.metropolitan.co.za

REG NO 2000/031756/06

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 47 170 500 shares, which have not yet been released to participants of the scheme.
6. *Share capital as it was before this application:*

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	594 104 186	594.10

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
128 542 650 (Preference shares of 0.0001 cents each)	128.54
	1 128.54
Issued and listed	
594 542 786	594.54

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 79 718 508 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 61 958 750 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 47 170 500 are at present registered in the names of members, leaving 32 548 008 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 39 779 246 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 8 831 400 were registered in the names of members, leaving 30 947 846 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 6 December 2005 our block listing stood at R9 700 312 772.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 6 December 2005	R9 700 312 772.79
Less: this application	(R2 965 005.00)
Current block listing balance	R9 697 347 767.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

PE SPECKMANN
GROUP FINANCE DIRECTOR

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

METROPOLITAN
HOLDINGS LIMITED

6 December 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 42 800 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

42 800 ordinary shares. The quoted issued share capital increases with the amount of R362 025.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price [R]*	*Number of shares*	*Value of shares [R]*
25/11/1997	10.70	1 900	20 330
30/11/1998	8.88	15 000	133 200
25/11/2000	8.05	25 900	208 495
		42 800	362 025

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 47 609 100 shares, which have not yet been released to participants of the scheme.

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

6. Share capital as it was before this application:

Ordinary shares	Issued and listed	Listed share capital R
Shares of 0.0001 cents each	594 750 703	594.75

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	R
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
122 923 789 (Preference shares of 0.0001 cents each)	122.92
	1 122.92
Issued and listed	
594 793 503	594.79

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 74 515 128 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 61 520 150 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 47 609 100 are at present registered in the names of members, leaving 26 906 028 scheme shares still available to be issued.

9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 37 336 819 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 8 845 700 were registered in the names of members, leaving 28 491 119 scheme shares still available to be issued.

10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 21 November 2005 our block listing stood at R9 700 674 797.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 21 November 2005	R9 700 674 797.79
Less: this application	(R362 025.00)
Current block listing balance	R9 700 312 772.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

METROPOLITAN
HOLDINGS LIMITED

21 November 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 6 001 200 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

6 001 200 ordinary shares. The quoted issued share capital increases with the amount of R48 391 735.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price [R]*	*Number of shares*	*Value of shares [R]*
05/12/1996	7.00	21 400	149 800.00
01/02/1997	8.46	17 700	149 742.00
25/11/1997	10.70	75 100	803 570.00
14/09/1998	7.42	4 400	32 648.00
30/11/1998	8.88	105 400	935 952.00
23/11/1999	7.78	567 600	4 415 928.00
23/02/2000	8.30	4 000	33 200.00
24/08/2000	9.00	9 300	83 700.00
25/11/2000	8.05	5 172 400	41 637 820.00
02/02/2002	6.25	23 900	149 375.00
		6 001 200	48 391 735.00

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 47 651 900 shares, which have not yet been released to participants of the scheme.
6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	588 749 503	588.75

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
594 750 703	594.75

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 74 510 373 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 61 477 350 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 47 651 900 are at present registered in the names of members, leaving 26 858 473 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 37 336 819 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 8 845 700 were registered in the names of members, leaving 28 491 119 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 3 November 2005 our block listing stood at R9 749 066 532.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 3 November 2005	R9 749 066 532.79
Less: this application	(R48 391 735.00)
Current block listing balance	R9 700 674 797.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

PE SPECKMANN
GROUP FINANCE DIRECTOR

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

RECEIVED
2006 APR -7 P 3: 23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

METROPOLITAN
HOLDINGS LIMITED

3 November 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 15 700 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

15 700 ordinary shares. The quoted issued share capital increases with the amount of R109 785.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price [R]*	*Number of shares*	*Value of shares [R]*
25/11/2000	8.05	5 700	45 885.00
03/06/2002	6.53	5 000	32 650.00
02/12/2002	6.25	5 000	31 250.00
		15 700	109 785.00

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 53 653 100 shares, which have not yet been released to participants of the scheme.

6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	597 100 015	597.10

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
597 115 715	597.12

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 74 773 152 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 55 476 150 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 53 653 100 are at present registered in the names of members, leaving 21 120 052 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 37 777 146 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 8 845 700 were registered in the names of members, leaving 28 931 446 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 28 October 2005 our block listing stood at R9 749 176 317.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 28 October 2005	R9 749 176 317.79
Less: this application	(R109 785.00)
Current block listing balance	R9 749 066 532.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

METROPOLITAN
HOLDINGS LIMITED

28 October 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 41 400 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

41 400 ordinary shares. The quoted issued share capital increases with the amount of R321 420.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price [R]*	*Number of shares*	*Value of shares [R]*
25/11/1997	10.70	1 400	14 980.00
30/11/1998	8.88	2 000	17 760.00
23/11/1999	7.78	10 000	77 800.00
25/11/2000	8.05	19 000	152 950.00
03/06/2002	6.53	6 000	39 180.00
02/12/2002	6.25	3 000	18 750.00
		41 400	321 420.00

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE [illegible], TEL (021) [illegible], FAX (021) [illegible], WEBSITE www.metropolitan.co.za
DIRECTORS: [illegible]
[illegible]
COMPANY SECRETARY: [illegible]
REG NO 2000/031756/06

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 53 668 800 shares, which have not yet been released to participants of the scheme.
6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	597 058 615	597.06

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
597 100 015	597.10

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 74 771 407 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 55 460 450 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 53 668 800 are at present registered in the names of members, leaving 21 102 607 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 37 777 146 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 8 845 700 were registered in the names of members, leaving 28 931 446 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 11 October 2005 our block listing stood at R9 749 497 737.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 11 October 2005	R9 749 497 737.79
Less: this application	(R321 420.00)
Current block listing balance	R9 749 176 317.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

11 October 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 106 700 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

106 700 ordinary shares. The quoted issued share capital increases with the amount of R862 991.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price [R]*	*Number of shares*	*Value of shares [R]*
25/11/1997	10.70	4 800	51 360.00
30/11/1998	8.88	8 300	73 704.00
31/05/1999	8.51	5 700	48 507.00
23/11/1999	7.78	21 700	168 826.00
25/11/2000	8.05	32 600	262 430.00
27/02/2001	9.78	9 800	95 844.00
01/12/2001	8.30	5 800	48 140.00
03/06/2002	6.53	6 000	39 180.00
02/12/2002	6.25	12 000	75 000.00
		106 700	862 991.00

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 53 710 200 shares, which have not yet been released to participants of the scheme.
6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	610 026 915	610.03

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
610 133 615	610.13

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 76 219 585 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 55 419 050 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 53 710 200 are at present registered in the names of members, leaving 22 509 385 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 38 465 303 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 8 845 700 were registered in the names of members, leaving 29 619 603 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 20 September 2005 our block listing stood at R9 750 360 728.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 20 September 2005	R9 750 360 728.79
Less: this application	(R862 991.00)
Current block listing balance	R9 749 497 737.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

20 September 2005

RECEIVED
2006 APR -7 P 3:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 853 700 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

853 700 ordinary shares. The quoted issued share capital increases with the amount of R6 995 821.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price [R]*	*Number of shares*	*Value of shares [R]*
05/12/1996	7.00	34 300	240 100.00
25/11/1997	10.70	72 500	775 750.00
14/09/1998	7.42	11 300	83 846.00
30/11/1998	8.88	115 800	1 028 304.00
23/11/1999	7.78	153 800	1 196 564.00
23/02/2000	8.30	23 000	190 900.00
25/05/2000	7.80	8 900	69 420.00
24/08/2000	9.00	211 600	1 904 400.00
27/07/2001	9.45	25 700	242 865.00
03/06/2002	6.53	52 400	342 172.00
02/12/2002	6.25	25 000	156 250.00
02/06/2003	5.25	32 900	172 725.00
17/11/2003	6.85	86 500	592 525.00
		853 700	6 995 821.00

4. All the shares, which a listing is applied for, are fully paid.

5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 53 816 900 shares, which have not yet been released to participants of the scheme.

6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	609 173 215	609.17

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
610 026 915	610.03

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 76 207 729 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 55 312 350 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 53 816 900 are at present registered in the names of members, leaving 22 390 829 scheme shares still available to be issued.

9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 38 460 388 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 8 939 100 were registered in the names of members, leaving 29 521 288 scheme shares still available to be issued.

10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 11 August 2005 our block listing stood at R9 757 356 549.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 11 August 2005	R9 757 356 549.79
Less: this application	(R6 995 821.00)
Current block listing balance	R9 750 360 728.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

11 August 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 235 400 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

235 400 ordinary shares. The quoted issued share capital increases with the amount of R1 832 970.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price [R]*	*Number of shares*	*Value of shares [R]*
25/11/1997	10.70	24 500	262 150.00
30/11/1998	8.88	7 500	66 600.00
23/11/1999	7.78	51 900	403 782.00
23/02/2000	8.30	15 900	131 970.00
25/11/2000	8.05	49 300	396 865.00
28/05/2001	8.43	1 600	13 488.00
03/06/2002	6.53	24 000	156 720.00
02/12/2002	6.25	24 000	150 000.00
17/11/2003	6.85	36 700	251 395.00
		235 400	1 832 970.00

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 54 670 600 shares, which have not yet been released to participants of the scheme.
6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	608 937 815	608.93

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
609 173 215	609.17

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 76 112 874 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 54 458 650 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 54 670 600 are at present registered in the names of members, leaving 21 442 274 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 38 460 388 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 8 939 100 were registered in the names of members, leaving 29 521 288 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 4 August 2005 our block listing stood at R9 759 189 519.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 4 August 2005	R9 759 189 519.79
Less: this application	(R1 832 970.00)
Current block listing balance	R9 757 356 549.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

4 August 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 7 200 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

7 200 ordinary shares. The quoted issued share capital increases with the amount of R77 040.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price [R]*	*Number of shares*	*Value of shares [R]*
25/11/1997	10.70	7 200	77 040.00

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 54 906 000 shares, which have not yet been released to participants of the scheme.

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	608 930 615	608.93

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
608 937 815	608.93

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 76 086 718 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 54 223 250 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 54 906 000 are at present registered in the names of members, leaving 21 180 718 scheme shares still available to be issued.

9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 38 460 388 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 8 939 100 were registered in the names of members, leaving 29 521 288 scheme shares still available to be issued.

10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 26 July 2005 our block listing stood at R9 759 266 559.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 26 July 2005	R9 759 266 559.79
Less: this application	(R77 040.00)
Current block listing balance	R9 759 189 519.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

26 July 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 170 100 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

170 100 ordinary shares. The quoted issued share capital increases with the amount of R1 200 008.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price*	*Number of shares*	*Value of shares*
23/11/1999	7.78	25 000	194 500.00
25/11/2000	8.05	34 800	280 140.00
01/12/2001	8.30	4 500	37 350.00
03/06/2002	6.53	49 100	320 623.00
02/12/2002	6.25	35 000	218 750.00
17/11/2003	6.85	21 700	148 645.00
		170 100	1 200 008.00

4. All the shares, which a listing is applied for, are fully paid.

5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 54 913 200 shares, which have not yet been released to participants of the scheme.
6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	608 760 515	608.76

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
608 930 615	608.93

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 76 085 918 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 54 216 050 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 54 913 200 are at present registered in the names of members, leaving 21 172 718 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 38 460 388 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 8 939 100 were registered in the names of members, leaving 29 521 288 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 7 July 2005 our block listing stood at R9 760 466 567.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 7 July 2005	R9 760 466 567.79
Less: this application	(R1 200 008.00)
Current block listing balance	R9 759 266 559.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

RECEIVED
2005 APR -7 P 3:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

7 July 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 26 900 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

26 900 ordinary shares. The quoted issued share capital increases with the amount of R186 145.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price*	*Number of shares*	*Value of shares*
25 November 2000	R8.05	6 900	R55 545.00
3 June 2002	R6.53	20 000	R130 600.00
		26 900	R186 145.00

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 55 083 300 shares, which have not yet been released to participants of the scheme.

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535. TEL (021) 940-5911. FAX (021) 940-5730. WEBSITE www.metropolitan.co.za

6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	649 423 761	649.42

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
649 450 661	649.45

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 80 588 146 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 54 045 950 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 55 083 300 are at present registered in the names of members, leaving 25 504 846 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 40 601 974 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 8 939 100 were registered in the names of members, leaving 31 662 874 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 29 June 2005 our block listing stood at R9 760 652 712.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 29 June 2005	R9 760 652 712.79
Less: this application	(R186 145.00)
Current block listing balance	R9 760 466 567.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

HOLDINGS LIMITED

29 June 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 357 600 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

357 600 ordinary shares. The quoted issued share capital increases with the amount of R2 889 426.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price (R)*	*Number of shares*	*Value of shares (R)*
25/11/1997	10.70	19 300	206 510.00
30/11/1998	8.88	26 500	235 320.00
31/08/1999	7.82	23 000	179 860.00
23/11/1999	7.78	247 700	1 927 106.00
23/02/2000	8.30	40 100	332 830.00
25/05/2000	7.80	1 000	7 800.00
		357 600	2 889 426.00

4. All the shares, which a listing is applied for, are fully paid.

5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 55 110 200 shares, which have not yet been released to participants of the scheme.

6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	649 066 161	649.07

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
649 423 761	649.42

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 80 585 157 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 54 019 050 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 55 110 200 are at present registered in the names of members, leaving 25 474 957 scheme shares still available to be issued.

9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 40 572 911 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 9 491 300 were registered in the names of members, leaving 31 081 611 scheme shares still available to be issued.

10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 15 June 2005 our block listing stood at R9 763 542 138.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 15 June 2005	R9 763 542 138.79
Less: this application	(R2 889 426.00)
Current block listing balance	R9 760 652 712.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

15 June 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 77 300 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

77 300 ordinary shares. The quoted issued share capital increases with the amount of R578 229.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price (R)*	*Number of shares*	*Value of shares (R)*
30/11/1998	8.88	4 200	37 296.00
23/11/1999	7.78	44 600	346 988.00
25/11/2000	8.05	10 000	80 500.00
02/06/2003	5.25	8 300	43 575.00
17/11/2003	6.85	10 200	69 870.00
		77 300	578 229.00

4. All the shares, which a listing is applied for, are fully paid.

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

11. As per our letter dated 27 May 2005 our block listing stood at R9 764 120 367.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 27 May 2005	R9 764 120 367.79
Less: this application	(R578 229.00)
Current block listing balance	R9 763 542 138.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

27 May 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 347 700 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

347 700 ordinary shares. The quoted issued share capital increases with the amount of R2 687 382.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price (R)*	*Number of shares*	*Value of shares (R)*
30/11/1998	8.88	23 800	211 344.00
31/08/1999	7.82	12 400	96 968.00
23/11/1999	7.78	8 100	63 018.00
25/05/2000	7.80	238 200	1 857 960.00
25/11/2000	8.05	19 000	152 950.00
28/05/2001	8.43	5 400	45 522.00
03/06/2002	6.53	16 500	107 745.00
02/12/2002	6.25	24 300	151 875.00
		347 700	2 687 382.00

4. All the shares, which a listing is applied for, are fully paid.

5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 55 545 100 shares, which have not yet been released to participants of the scheme.

6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	648 641 161	648.64

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
648 988 861	648.98

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 80 536 835 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 53 584 150 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 55 545 100 are at present registered in the names of members, leaving 24 991 735 scheme shares still available to be issued.

9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 40 572 911 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 9 491 300 were registered in the names of members, leaving 31 081 611 scheme shares still available to be issued.

10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 5 May 2005 our block listing stood at R9 766 807 749.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 5 May 2005	R9 766 807 749.79
Less: this application	(R2 687 382.00)
Current block listing balance	R9 764 120 367.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

06 May 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 131 100 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

131 100 ordinary shares. The quoted issued share capital increases with the amount of R903 946.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price (R)*	*Number of shares*	*Value of shares (R)*
25/11/1997	10.70	1 800	19 260.00
14/09/1998	7.42	1 800	13 356.00
30/11/1998	8.88	3 500	31 080.00
23/11/1999	7.78	25 000	194 500.00
25/11/2000	8.05	15 000	120 750.00
02/12/2002	6.25	84 000	525 000.00
		131 100	903 946.00

4. All the shares, which a listing is applied for, are fully paid.

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 55 892 800 shares, which have not yet been released to participants of the scheme.
6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	648 510 061	648.51

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
648 641 161	648.64

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 80 498 201ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 53 236 450 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 55 892 800 are at present registered in the names of members, leaving 24 605 401 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 40 572 911 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 9 491 300 were registered in the names of members, leaving 31 081 611 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 25 April 2005 our block listing stood at R9 767 711 695.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 25 April 2005	R9 767 711 695.79
Less: this application	(R903 946.00)
Current block listing balance	R9 766 807 749.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

25 April 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 29 300 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

29 300 ordinary shares. The quoted issued share capital increases with the amount of R240 150.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price*	*Number of shares*	*Value of shares (R)*
25/11/1997	R10.70	4 800	51 360.00
30/11/1998	R8.88	8 000	71 040.00
14/09/1998	R7.42	12 500	92 750.00
02/12/2002	R6.25	4 000	25 000.00
		29 300	240 150.00

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 56 023 900 shares, which have not yet been released to participants of the scheme.

6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	648 480 761	648.48

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
648 510 061	648.51

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 80 483 635 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 53 105 350 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 56 023 900 are at present registered in the names of members, leaving 24 459 735 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 40 572 911 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 9 491 300 were registered in the names of members, leaving 31 081 611 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 6 April 2005 our block listing stood at R9 767 951 845.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 6 April 2005	R9 767 951 845.79
Less: this application	(R240 150.00)
Current block listing balance	R9 767 711 695.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

06 April 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 438 300 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

438 300 ordinary shares. The quoted issued share capital increases with the amount of R3 614 487.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price*	*Number of shares*	*Value of shares (R)*
05/12/1996	7.00	5 900	41 300.00
25/11/1997	10.70	60 900	651 630.00
14/09/1998	7.42	5 400	40 068.00
30/11/1998	8.88	73 000	648 240.00
23/02/1999	9.70	7 300	70 810.00
23/11/1999	7.78	143.600	1 117 208.00
23/02/2000	8.30	48 100	399 230.00
25/11/2000	8.05	28 000	225 400.00
03/06/2002	6.53	26 700	174 351.00
02/12/2002	6.25	39 400	246 250.00
		438 300	3 614 487.00

REG NO 2000/031756/06

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 56 053 200 shares, which have not yet been released to participants of the scheme.
6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	648 042 461	648.04

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
648 480 761	648.48

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 80 480 379 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 53 076 050 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 56 053 200 are at present registered in the names of members, leaving 24 427 179 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 40 572 911 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 9 491 300 were registered in the names of members, leaving 31 081 611 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 14 March 2005 our block listing stood at R9 771 566 332.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 14 March 2005	R9 771 566 332.79
Less: this application	(R3 614 487.00)
Current block listing balance	R9 767 951 845.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

14 March 2005

RECEIVED
2005 APR -7 P 3:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 4 709 150 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

4 709 150 ordinary shares. The quoted issued share capital increases with the amount of R38 816 391.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price*	*Number of shares*	*Value of shares (R)*
27/11/95	R5.05	8 900	44 945.00
05/12/96	R7.00	74 200	519 400.00
25/11/97	R10.70	447 300	4 786 110.00
14/09/98	R7.42	80 800	599 536.00
02/10/98	R7.13	57 200	407 836.00
30/11/98	R8.88	740 950	6 579 636.00
23/02/99	R9.70	102 300	992 310.00
31/05/99	R8.51	381 300	3 244 863.00
01/08/99	R9.77	27 600	269 652.00
31/08/99	R7.82	55 800	436 356.00

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

23/11/99	R7.78	2 151 100	16 735 558.00
23/02/00	R8.30	101 900	845 770.00
25/02/00	R7.80	7 500	58 500.00
25/11/00	R8.05	171 800	1 382 990.00
03/06/02	R6.53	124 300	811 679.00
02/12/02	R6.25	176 200	1 101 250.00
		4 709 150	38 816 391.00

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 56 491 500 shares, which have not yet been released to participants of the scheme.
6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	643 333 311	643.33

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
648 042 461	648.04

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 80 431 679 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 52 637 750 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 56 491 500 are at present registered in the names of members, leaving 23 940 179 scheme shares still available to be issued.

9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 40 572 911 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 9 491 300 were registered in the names of members, leaving 31 081 611 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.
11. As per our letter dated 17 February 2005 our block listing stood at R9 810 382 723.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 17 February 2005	R9 810 382 723.79
Less: this application	(R38 816 391.00)
Current block listing balance	R9 771 566 332.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

17 February 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 873 200 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

873 200 ordinary shares. The quoted issued share capital increases with the amount of R6 505 110.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price*	*Number of shares*	*Value of shares*
5 December 1996	R7.00	13 200	R92 400.00
25 November 1997	R10.70	11 400	R121 980.00
30 November 1998	R8.88	65 000	R577 200.00
23 November 1999	R7.78	147 000	R1 143 660.00
23 February 2000	R8.30	54 400	R451 520.00
25 November 2000	R8.05	220 400	R1 774 220.00
3 June 2002	R6.53	296 000	R1 932 880.00
2 December 2002	R6.25	65 800	R411 250.00
		873 200	R6 505 110.00

4. All the shares, which a listing is applied for, are fully paid.

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropoliton.co.za

5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 61 200 650 shares, which have not yet been released to participants of the scheme.

6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	642 460 111	642.46

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
643 333 311	643.33

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 79 908 440 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 47 928 600 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 61 200 650 are at present registered in the names of members, leaving 18 707 790 scheme shares still available to be issued.

9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 40 572 911 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 9 491 300 were registered in the names of members, leaving 31 081 611 scheme shares still available to be issued.

10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 9 February 2005 our block listing stood at R9 816 887 833.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 9 February 2005	R9 816 887 833.79
Less: this application	(R6 505 110.00)
Current block listing balance	R9 810 382 723.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

METROPOLITAN
HOLDINGS LIMITED

9 February 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 209 200 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

209 200 ordinary shares. The quoted issued share capital increases with the amount of R1 542 503.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price*	*Number of shares*	*Value of shares*
5 December 1996	R7.00	4 500	R31 500.00
25 November 1997	R10.70	32 700	R349 890.00
30 November 1998	R8.88	22 300	R198 024.00
23 November 1999	R7.78	66 800	R519 704.00
25 November 2000	R8.05	74 700	R601 335.00
2 December 2002	R6.25	8 200	R51 250.00
10 January 2005 *			(R209 200.00)
		209 200	R1 542 503.00

* Capital reduction of R1 per share; paid on the 10th of January 2005.

4. All the shares, which a listing is applied for, are fully paid.

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535. TEL (021) 940-5911. FAX (021) 940-5730. WEBSITE www.metropolitan.co.za

5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 62 073 850 shares, which have not yet been released to participants of the scheme.

6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	642 250 911	642.25

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
642 460 111	642.46

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 79 811 418 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 47 055 400 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 62 073 850 are at present registered in the names of members, leaving 17 737 568 scheme shares still available to be issued.

9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 40 572 911 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 9 491 300 were registered in the names of members, leaving 31 081 611 scheme shares still available to be issued.

10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 27 January 2005 our block listing stood at R9 819 295 836.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 27 January 2005	R9 819 295 836.79
Less: this application	(R1 542 503.00)
Current block listing balance	R9 817 753 333.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

27 January 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 91 900 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

91 900 ordinary shares. The quoted issued share capital increases with the amount of R683 454.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price*	*Number of shares*	*Value of shares*
05 December 1996	R7.00	2 700	R18 900.00
30 November 1998	R8.88	7 000	R62 160.00
23 November 1999	R7.78	33 200	R258 296.00
25 November 2000	R8.05	19 300	R155 365.00
03 June 2002	R6.53	11 100	R72 483.00
02 December 2002	R6.25	18 600	R116 250.00
		91 900	R683 454.00

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 62 283 050 shares, which have not yet been released to participants of the scheme.
6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital* R
Shares of 0.0001 cents each	642 159 011	642.16

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
642 250 911	642.25

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 71 361 212 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 46 846 200 (inclusive of the shares released from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 62 283 050 are at present registered in the names of members, leaving 9 078 162 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 36 581 193 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 9 491 300 were registered in the names of members, leaving 27 089 893 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 11 January 2005 our block listing stood at R9 819 322 990.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 11 January 2005	R9 819 322 990.79
Less: this application	(R683 454.00)
Current block listing balance	R9 818 639 536.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

11 January 2005

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 564 400 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

564 400 ordinary shares. The quoted issued share capital increases with the amount of R4 225 141.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price*	*Number of shares*	*Value of shares*
05 December 1996	R7.00	18 100	R126 700.00
14 September 1998	R7.42	11 300	R83 846.00
30 November 1998	R8.88	60 100	R533 688.00
31 August 1999	R7.82	28 700	R224 434.00
23 November 1999	R7.78	164 900	R1 282 922.00
24 August 2000	R9.00	30 100	R270 900.00
25 November 2000	R8.05	42 500	R342 125.00
01 December 2001	R8.30	13 500	R112 050.00
03 June 2002	R6.53	101 700	R664 101.00
02 December 2002	R6.25	93 500	R584 375.00
		564 400	R4 225 141.00

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 62 374 950 shares, which have not yet been released to participants of the scheme.
6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	641 594 611	641.59

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
642 159 011	642.16

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 71 351 001 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 46 754 300 (inclusive of the shares relased from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 62 374 950 are at present registered in the names of members, leaving 8 976 051 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 36 581 193 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 9 491 300 were registered in the names of members, leaving 27 089 893 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 6 December 2004 our block listing stood at R9 823 548 131.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 6 December 2004	R9 823 548 131.79
Less: this application	(R4 225 141.00)
Current block listing balance	R9 819 322 990.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

METROPOLITAN
HOLDINGS LIMITED

6 December 2004

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 508 200 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

508 200 ordinary shares. The quoted issued share capital increases with the amount of R3 947 183.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price*	*Number of shares*	*Value of shares*
27 November 1995	R5.05	37 000	R186 850.00
05 December 1996	R7.00	15 400	R107 800.00
02 June 1997	R8.56	35 100	R300 456.00
14 September 1998	R7.42	1 700	R12 614.00
30 November 1998	R8.88	13 100	R116 328.00
23 February 1999	R9.70	36 400	R353 080.00
23 November 1999	R7.78	281 500	R2 190 070.00
25 November 2000	R8.05	64 900	R522 445.00
01 December 2001	R8.30	4 100	R34 030.00
03 June 2002	R6.53	17 000	R111 010.00
02 December 2002	R6.25	2 000	R12 500.00
		508 200	R3 947 183.00

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535. TEL (021) 940-5911. FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 62 939 350 shares, which have not yet been released to participants of the scheme.
6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	641 086 411	641.09

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
641 594 611	641.59

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 71 288 290 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 46 189 900 (inclusive of the shares relased from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 62 939 350 are at present registered in the names of members, leaving 8 348 940 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 36 559 719 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 9 899 300 were registered in the names of members, leaving 26 660 419 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 29 November 2004 our block listing stood at R9 827 495 314.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 29 November 2004	R9 827 495 314.79
Less: this application	(R3 947 183.00)
Current block listing balance	R9 823 548 131.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

PRESTON SPECKMANN
GROUP FINANCE DIRECTOR

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

29 November 2004

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 342 700 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

342 700 ordinary shares. The quoted issued share capital increases with the amount of R2 660 275.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price*	*Number of shares*	*Value of shares*
30 November 1998	R8.88	27 500	R244 200.00
31 May 1999	R8.51	8 100	R68 931.00
23 November 1999	R7.78	175 000	R1 361 500.00
25 November 2000	R8.05	18 600	R149 730.00
01 December 2001	R8.30	56 700	R470 610.00
03 June 2002	R6.53	36 800	R240 304.00
02 December 2002	R6.25	20 000	R125 000.00
		342 700	R2 660 275.00

4. All the shares, which a listing is applied for, are fully paid.

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 63 447 550 shares, which have not yet been released to participants of the scheme.

6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	640 743 711	640.74

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
641 086 411	641.09

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 71 231 823 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 45 681 700 (inclusive of the shares relased from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 63 447 550 are at present registered in the names of members, leaving 7 784 273 scheme shares still available to be issued.

9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 36 559 719 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 9 899 300 were registered in the names of members, leaving 26 660 419 scheme shares still available to be issued.

10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 16 November 2004 our block listing stood at R9 830 155 589.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 16 November 2004	R9 830 155 589.79
Less: this application	(R2 660 275.00)
Current block listing balance	R9 827 495 314.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

16 November 2004

The General Manager: Listings Division
JSE Securities Exchange South Africa
Private Bag X991174
SANDTON
2146

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 3 667 900 ordinary shares in respect of the Metropolitan Staff Share Purchase Trust. The following information is given in terms of your requirements:

3 667 900 ordinary shares. The quoted issued share capital increases with the amount of R28 816 864.00.

1. All the shares, which are the subject of the present application, rank pari passu with ordinary shares already listed.
2. The share certificates relating to the shares have been issued.
3. The shares were allotted as incentive shares on various dates to employees as follows:

Issue date	*Issue Price*	*Number of shares*	*Value of shares*
25 November 1994	R3.15	17 000	R53 550.00
05 December 1996	R7.00	17 800	R124 600.00
14 September 1998	R7.42	71 900	R533 498.00
30 November 1998	R8.88	460 700	R4 091 016.00
31 May 1999	R8.51	79 900	R679 949.00
31 August 1999	R7.82	137 700	R1 076 814.00
23 November 1999	R7.78	2 722 000	R21 177 160.00
25 November 2000	R8.05	25 000	R201 250.00
03 June 2002	R6.53	105 900	R691 527.00
02 December 2002	R6.25	30 000	R187 500.00
		3 667 900	R28 816 864.00

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

4. All the shares, which a listing is applied for, are fully paid.
5. All the ordinary shares of the company in issue have been granted a listing, other than those, which are the subject of the present application and 63 790 250 shares, which have not yet been released to participants of the scheme.
6. Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	637 075 811	636.08

7. After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
640 743 711	640.74

8. In terms of the Staff Share Purchase Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 10% of the issued share capital of the company. This equates to 71 193 746 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 109 129 250 shares of which 45 339 000 (inclusive of the shares relased from the scheme for which a listing is now applied) have been released from the scheme. Scheme shares totalling 63 790 250 are at present registered in the names of members, leaving 7 403 496 scheme shares still available to be issued.
9. In terms of the Staff Share Incentive Scheme, the directors are entitled to issue such number of ordinary shares, which together with the scheme shares already in issue at that time, shall not exceed 5% of the issued share capital of the company. This equates to 36 559 719 ordinary shares. Over time the directors have issued scheme shares in respect of a total of 14 309 500 shares, of which 9 899 300 were registered in the names of members, leaving 26 660 419 scheme shares still available to be issued.
10. Attached please find a schedule reflecting our share capital.

11. As per our letter dated 04 November 2004 our block listing stood at R9 858 972 453.79 and after this listing application has been granted, the block listing will be as follows:

Block listing at 04 November 2004	R9 858 972 453.79
Less: this application	(R28 816 864.00)
Current block listing balance	R9 830 155 589.79

Please confirm the balance of the block listing.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

15 December 2005

RECEIVED

2006 APR -7 P 3:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The General Manager: Listings Division
JSE Securities Exchnage South Africa
Privat Bax x991174
SANDTON
2146

Dear Sir

METROPOLITAN HOLDINGS LIMITED (MET LTD) - APPLICATION FOR THE TERMINATION OF LISTING OF MET LTD SHARES SUBSEQUENT TO SHARE REPURCHASE

The board of directors of MET LTD hereby applies for the termination of the listing of 689 317 ordinary shares of 0,0001 cents each in the issued share capital of MET LTD ("shares") from the JSE Securities Exchange South Africa ("JSE").

1. INTRODUCTION

MET LTD has repurchased 689 317 shares in the open market in accordance with the general authority granted by MET LTD shareholders, which authority was effective from the date of MET LTD's annual general meeting on 18 May 2005.

2. DETAILS OF THE CANCELLATION AND DE-LISTING

The salient details of the cancellation and de-listing are as follows:

- Number of shares to be cancelled and de-listed is 689 317; and
- Application has been made to the Registrar of Companies to cancel these shares.

3. AUTHORISED AND ISSUED CAPITAL OF MET LTD

The authorised and issued ordinary share capital of MET LTD before the de-listing is:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
122 923 789 (Preference shares of 0.0001 cents each)	122.92
	1 122.92
Issued and listed	
594 793 503	594.79

The authorised and issued ordinary share capital of MET LTD after the de-listing and cancellation of issued shares will be:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
122 923 789 (Preference shares of 0.0001 cents each)	122.92
	1 122.92
Issued and listed	
594 104 186	594.10

4. APPLICATION FOR CANCELLATION AND DE-LISTING

The board of directors of MET LTD hereby applies for the cancellation and de-listing of the 689 317 shares.

This application is accompanied by a resolution of the board of directors in this regard. We would be grateful if the Listings Division would grant their approval of this application.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE & INVESTOR RELATIONS

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

11 November 2005

The General Manager: Listings Division
JSE Securities Exchnage South Africa
Privat Bax x991174
SANDTON
2146

Dear Sir

METROPOLITAN HOLDINGS LIMITED (MET LTD) - APPLICATION FOR THE TERMINATION OF LISTING OF MET LTD SHARES SUBSEQUENT TO SHARE REPURCHASE

The board of directors of MET LTD hereby applies for the termination of the listing of 8 366 212 ordinary shares of 0,0001 cents each in the issued share capital of MET LTD ("shares") from the JSE Securities Exchange South Africa ("JSE").

1. INTRODUCTION

MET LTD has repurchased 8 366 212 shares in the open market in accordance with the general authority granted by MET LTD shareholders, which authority was effective from the date of MET LTD's annual general meeting on 18 May 2005.

2. DETAILS OF THE CANCELLATION AND DE-LISTING

The salient details of the cancellation and de-listing are as follows:

- Number of shares to be cancelled and de-listed is 8 366 212; and
- Application has been made to the Registrar of Companies to cancel these shares.

3. AUTHORISED AND ISSUED CAPITAL OF MET LTD

The authorised and issued ordinary share capital of MET LTD before the de-listing is:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
597 115 715	597.12

The authorised and issued ordinary share capital of MET LTD after the de-listing and cancellation of issued shares will be:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
588 749 503	588.75

4. APPLICATION FOR CANCELLATION AND DE-LISTING

The board of directors of MET LTD hereby applies for the cancellation and de-listing of the 8 366 212 shares.

This application is accompanied by a resolution of the board of directors in this regard. We would be grateful if the Listings Division would grant their approval of this application.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

TYRREL MURRAY
GM: GROUP FINANCE & INVESTOR RELATIONS

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

RECEIVED
2006 APR -7 P 3:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 October 2005

The General Manager: Listings Division
JSE Securities Exchnage South Africa
Privat Bax x991174
SANDTON
2146

Dear Sir

METROPOLITAN HOLDINGS LIMITED (MET LTD) - APPLICATION FOR THE TERMINATION OF LISTING OF MET LTD SHARES SUBSEQUENT TO SHARE REPURCHASE

The board of directors of MET LTD hereby applies for the termination of the listing of 13 075 000 ordinary shares of 0,0001 cents each in the issued share capital of MET LTD ("shares") from the JSE Securities Exchange South Africa ("JSE").

1. INTRODUCTION

MET LTD has repurchased 13 075 000 shares in the open market in accordance with the general authority granted by MET LTD shareholders, which authority was effective from the date of MET LTD's annual general meeting on 18 May 2005.

2. DETAILS OF THE CANCELLATION AND DE-LISTING

The salient details of the cancellation and de-listing are as follows:

- Number of shares to be cancelled and de-listed is 13 075 000; and
- Application has been made to the Registrar of Companies to cancel these shares.

3. AUTHORISED AND ISSUED CAPITAL OF MET LTD

The authorised and issued ordinary share capital of MET LTD before the de-listing is:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
610 133 615	610.13

The authorised and issued ordinary share capital of MET LTD after the de-listing and cancellation of issued shares will be:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
597 058 615	597.059

4. APPLICATION FOR CANCELLATION AND DE-LISTING

The board of directors of MET LTD hereby applies for the cancellation and de-listing of the 13 075 000 shares.

This application is accompanied by a resolution of the board of directors in this regard. We would be grateful if the Listings Division would grant their approval of this application.

Yours truly,

B GOBODO-MBOMVU
COMPANY SECRETARY

PRESTON SPECKMANN
GROUP FINANCE DIRECTOR

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

29 June 2005

RECEIVED
2006 APR -7 P 3:24
FICE OF INTERNATIONAL CORPORATE FINANCE

OUR REF: SJ/T002JSE01

The General Manager: The Listings Division
JSE Securities Exchange South Africa
Private Bag x991174
SANDTON
2146

Dear Sir

METROPOLITAN HOLDINGS LIMITED ("METHOLD") – APPLICATION FOR THE TERMINATION OF LISTING OF METHOLD SHARES SUBSEQUENT TO RE-ACQUISITION

We refer to the above and advise that the board of directors of MetHold hereby applies for the termination of the listing of 40 690 146 (forty million six hundred and ninety thousand one hundred and forty six) ordinary shares of 0,0001 cents each in the issued share capital of MetHold ("Shares") from the JSE Securities Exchange of South Africa ("JSE").

1. **INTRODUCTION**

MetHold has acquired the Shares from its wholly owned subsidiary, Metropolitan Life Limited, in accordance with the specific authority granted by the MetHold shareholders, which authority was effective from the date of the MetHold Annual General Meeting on 18 May 2005 – a copy of the resolution is attached for ease of reference.

2. **DETAILS OF THE CANCELLATION AND DE-LISTING**

The salient details of the cancellation and de-listing are as follows:

- the number of shares to be cancelled and de-listed is 40 690 146; and
- application has been made to the Registrar of Companies to cancel these shares.

3. **AUTHORISED AND ISSUED CAPITAL OF METHOLD**

Share capital as it was before this application:

Ordinary shares	*Issued and listed*	*Listed share capital R*
Shares of 0.0001 cents each	649 423 761	649.42

After taking into account the shares which are the subject of this application, the total amount of authorised, issued and listed share capital of the company is as follows:

Number of shares	*R*
Authorised	
1 000 000 000 (Ordinary shares of 0.0001 cents each)	1 000.00
75 842 650 (Preference shares of 0.0001 cents each)	75.84
	1 075.84
Issued and listed	
608 733 615	608.73

4. **APPLICATION FOR CANCELLATION AND DE-LISTING**

The board of directors of MetHold hereby applies for the cancellation and de-listing of the shares to be effected on 15 July 2005.

We would be grateful if the Listings Division would grant their approval of this application.

Yours faithfully

B GOBODO-MBOMVU
COMPANY SECRETARY

PRESTON SPECKMANN
GROUP FINANCE DIRECTOR

SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LTD

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

RECEIVED
2006 APR -7 P 3:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Special resolution

(Section 200)
(To be lodged in duplicate)

Revenue stamp or revenue franking machine impression R80

REGISTRATEUR VAN MAATSKAPPYE
2005 -12- 01
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. Of Company
2000/031756/06

Name of company METROPOLITAN HOLDINGS LIMITED

Date notice given to members 28 September 2005
Date resolution passed 22 November 2005

Special resolution passed in terms of section 62 & 75 of the Act/*~~paragraph~~ —— ~~of the memorandum/*article~~ —— ~~of the articles.~~

Copy of notice convening meeting attached.
~~Consent to waive period of notice of meeting (CM 25A) attached/*not attached.~~

CONTENTS OF RESOLUTION
(Use reverse side if necessary)

RESOLVED:

See the attached.

Rubber stamp of company, if any, or of secretaries.

Date 22 November 2005

Signature [signature]
Director/Secretary/Manager

Name (in block capitals) J. C. VAN REENEN

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of Company
2000/031756/06

Name of Company: METROPOLITAN HOLDINGS LIMITED

Postal address: PARC DU CAP
MISPEL ROAD
BELVILLE
2196

Special resolution registered this day
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Registrar of Companies
2005 -12- 05
Date stamp of Companies Registration Office
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

1. **Special Resolution No. 1**

That subject to the passing and registration of special resolution number 2 the authorised share capital of the Company of R1075.84265 consisting of 1 000 000 000 ordinary shares of 0,0001 cent and 75 842 650 preference shares of 0,0001 cent each, be and is hereby increased to the nominal value of R1128.54265 by the creation of:

12 700 000 variable rate cumulative convertible redeemable "A2" preference shares of 0,0001 cent each, and

40 000 000 variable rate cumulative convertible redeemable "A3" preference shares of 0,0001 cent each,

the rights and conditions attaching to which are set out in articles 136 and 137 respectively of the articles of association of the Company to be adopted in terms of special resolution number 2 and that the articles of association be amended accordingly.

2. **Special Resolution No. 2:**

That subject to the passing and registration of special resolution number 1, the articles of association of the Company be and they are hereby amended by:

the renaming of the "Met Prefs" as the "'A1' Met Prefs" in article 135; and

the insertion of the new articles 136 and 137 after the existing article 135 which new articles are tabled at this meeting and initialled by the Chairman for the purposes of identification.

136 TERMS AND CONDITIONS OF THE RIGHTS AND PRIVILEGES ATTACHING TO THE "A2" MET PREFS

Notwithstanding anything to the contrary in this article, the following terms and conditions shall attach to the variable rate convertible cumulative "A2" redeemable preference shares of 0,0001 cent (Zero comma Zero Zero Zero One Cent) each in the issued share capital of the Company.

136.1 Interpretation

For the purposes of this article, unless the context clearly indicates a contrary intention, the following words and expressions shall bear the meanings assigned to them below and cognate words and expressions shall bear corresponding meanings:

"'A1' Met Prefs"	the 75 842 650 (Seventy Five Million Eight Hundred and Forty Two Thousand Six Hundred and Fifty) variable rate cumulative convertible redeemable preference shares in the share capital of the Company with a par value of 0,0001 cent (Zero comma Zero Zero Zero One Cent) and a premium of R6,119999 (Six comma One One Nine Nine Nine Nine Rand) issued by the Company to the SPV on 1 October 2004;
"'A1' SPV Prefs	the variable rate cumulative redeemable "A1" preference shares in the share capital of the SPV with a par value of R1.00 (One Rand) issued to the Bank Consortium on 1 October 2004;
"'A2' Met Prefs"	the variable rate convertible cumulative redeemable "A2" preference shares in the share capital of the Company with a par value of 0,0001 cent (Zero comma Zero Zero Zero One Cent);
"'A2' Met Preference Dividend"	the preferential cash dividend payable to the Holders

	of "A2" Met Prefs in accordance with 136.2 below;
"'A2' SPV Subscription Agreement"	the "A2" SPV preference share subscription agreement between the Company, the SPV, Newco and the Bank Consortium concluded contemporaneously with this Agreement;
"Absa"	Absa Bank Limited, a public company incorporated under the laws of South Africa with Registration Number 1986/004794/06, acting through its Absa Corporate and Merchant Bank Division;
"the Act"	the Companies Act 61 of 1973, as amended from time to time;
"the Bank Consortium"	collectively Absa, RMB and Nedbank;
"Dividend Date"	31 March and 30 September each year;
"Holder"	the holder of the "A2" Met Prefs from time to time;
"Intercreditor and Agency Agreement"	the intercreditor and agency agreement concluded between Absa, RMB and Nedbank on 21 September 2004 and to which Makalani acceded as a party on 9 May 2005;
"Issue Date"	the date of issue of the "A2" Met Prefs, being 30 September 2005;
"Issue Price"	an amount per "A2" Met Pref equal to the volume weighted average trading price per Met Ord on the JSE over the five (5) trading days commencing on 7 September 2005 and ending on 14 September 2005,

which amount shall be allocated as follows:

1. 0,0001 cent (Zero comma Zero Zero Zero One Cent) to the par value of each "A2" Met Pref, and

2. the balance to the premium of each "A2" Met Pref;

less any repayments of share capital or premium to Holders;

"JSE"	JSE Limited;
"KTI"	Kagiso Trust Investments (Proprietary) Limited, a private company duly incorporated under the laws of South Africa with Registration Number 1993/007845/07;
"Makalani"	Makalani Holdings Limited, a public company duly incorporated under the laws of South Africa with Registration Number 2005/ 000726/06;
"Managing Agent"	the managing agent as appointed in accordance with the Intercreditor and Agency Agreement;
"Met Ords"	the ordinary shares of 0,0001 cent (Zero comma Zero Zero Zero One Cent) in the share capital of the Company
"Met Prefs"	collectively the "A1" Met Prefs, the "A2" Met Prefs and any additional preference shares that rank *pari passu* with them issued by the Company to the SPV

	on or after the Issue Date which additional issue shall not exceed R350 000 000 (Three Hundred and Fifty Million Rand);
"the Methold Group"	collectively the Company and its Subsidiaries;
"Nedbank"	Nedbank Limited, a public company incorporated under the laws of South Africa with Registration Number 1951/000009/06, acting through its Capital Division;
"Newco"	Off the Shelf Investments 109 (Proprietary) Limited, a private company incorporated under the laws of South Africa with Registration Number 2004/013168/07;
"Prime Rate"	the prevailing interest rate (per cent, per annum, compounded monthly) from time to time published by First National Bank, a division of FirstRand Bank Limited, as being its prime overdraft rate (as certified by any manager of FirstRand Bank Limited whose appointment and designation need not be proved) expressed as a percentage;
"Redemption Amount"	the amount detailed in 136.3.1
"Redemption Date"	a date 4 (four) years after the Issue Date, unless the "A2" Met Prefs are converted or redeemed at an earlier date in terms of this Schedule, or such later date as agreed between the SPV, the Banking Consortium and the Company;
"RMB"	FirstRand Bank Limited, a public company

	incorporated under the laws of South Africa with Registration Number 1929/001225/06, acting through its Rand Merchant Bank Division;
"SPV"	Off the Shelf Investments 108 (Proprietary) Limited, a private company incorporated under the laws of South Africa with Registration Number 2004/013271/07;
"Subsidiary"	any subsidiary as defined in the Act.

136.2 **Preference Dividends**

136.2.1 The "A2" Met Prefs shall confer on the Holder thereof the right to receive out of the profits of the Company, which right shall rank *pari passu* with the rights of all other holders of Met Prefs but prior to the provision for, or declaration or payment of, any dividends or capital of any nature whatsoever on any ordinary share in the capital of the Company, a 6 (six) monthly cumulative preferential cash dividend which shall accrue on a daily basis and which shall be determined in the manner set out in 136.2.2 and 136.2.4 below.

136.2.2 The "A2" Met Preference Dividends shall be due and payable 6 (six) monthly in arrear on the Dividend Dates to the Holder of "A2" Met Prefs registered on the Business Day immediately preceding each Dividend Date.

136.2.3 The Company's obligation to pay the "A2" Met Preference Dividend shall at all times be discharged by direct payment of such preference dividends to the Managing Agent.

136.2.4 The "A2" Met Pref shall confer on the Holder the right to receive out of the profits of the Company a dividend equal to whichever is the greater of the following:

136.2.4.1 A dividend calculated in accordance with the following formula:

$$MPD = \frac{IP \times IR \times D}{365}$$

Where:

MPD = the "A2" Met Preference Dividend per "A2" Met Pref;

IP = the Issue Price;

IR = a dividend rate of 2.5%, nominal annual compounded semi-annually;

D = the number of days of the relevant period in respect of which the "A2" Met Preference Dividend is payable.

or

136.2.4.2 the dividend per Met Ord received by holders of Met Ords in the corresponding period for which the "A2" Met Preference Dividend is calculated.

136.3 **Redemption**

136.3.1 The amount at which the Company shall redeem each "A2" Met Pref in terms of 136.3.3 shall be an amount equal to:

136.3.1.1 the Issue Price; plus

136.3.1.2 any arrear "A2" Met Preference Dividends which at the date of redemption are still unpaid in respect of each Met Pref, on the basis that a dividend will be deemed to be in arrear and unpaid if at any earlier dividend payment date

the "A2" Met Preference Dividend was neither declared nor paid or if declared, was not paid; plus

136.3.1.3 an amount equal to any arrear "A2" Met Preference Dividends which the Company was obliged to declare and pay, but which were not declared and paid as a result of the Company having insufficient profits or reserves to declare and pay such dividends; plus

136.3.1.4 an amount in respect of each "A2" Met Pref calculated in accordance with the formula in 136.2.4 above for the period from the last Dividend Date to the date of redemption; plus

136.3.1.5 interest on arrear "A2" Met Preference Dividends calculated daily at the Prime Rate plus 2%, from the due date for payment of the "A2" Met Preference Dividend up to (but excluding) the Redemption Date, compounded monthly.

136.3.2 The Company shall make provision for the premium payable on the redemption of the "A2" Met Prefs from its share premium account as contemplated in s76(3)(c) of the Act.

136.3.3 Subject to the further provisions of the Act and the provisions of 136.4 below, the Company shall redeem the "A2" Met Prefs in full for the Redemption Amount, on the Redemption Date against either:

136.3.3.1 surrender to the Company of the certificates in respect of the "A2" Met Prefs; or

136.3.3.2 if such certificates are lost, receipt of a suitable written indemnity from the holder that the certificates have not been alienated or pledged.

136.3.4 Should the Redemption Amount not be paid on due date, then such amount shall bear interest at the Prime Rate plus 2% from the due date until date of payment.

136.4 **Redemption Events**

136.4.1 *Redemption events requiring written notification from SPV*

Notwithstanding anything to the contrary herein contained, all the issued "A2" Met Prefs shall be redeemed in full, if:

136.4.1.1 the Company should have failed to declare any dividend on the "A2" Met Prefs on the Dividend Dates, or, having declared any dividend, should have failed to pay such dividend on the due date of payment therefor; or

136.4.1.2 the Company should have failed to declare any dividend on the Met Prefs on the date that a dividend is due on such Met Prefs or, having declared any dividend on such Met Prefs, should have failed to pay such dividend on the due date of payment therefor; and

136.4.1.3 the SPV has given the Company written notice that it requires redemption of such "A2" Met Prefs.

136.4.2 *Redemption events requiring immediate redemption*

Notwithstanding anything to the contrary herein contained, all the "A2" Met Prefs shall become immediately redeemable and shall be redeemed in full conditional upon the occurrence of any one or more of the following events after the Issue Date, namely:

136.4.2.1 if the Company should fail to redeem any of the "A2" Met Prefs on the Redemption Date or fail to pay to the Holder thereof the full proceeds of redemption on the due date of payment therefor; or

136.4.2.2 if the Company should fail to redeem any of the Met Prefs on their dates of redemption or fail to pay the holder thereof the full proceeds of redemption on the due date of payment therefor;

136.4.2.3 if the Company commits an act which, if it were a natural person, would be an act of insolvency in terms of Section 8 of the Insolvency Act; or

136.4.2.4 if the Company should be placed into liquidation or under judicial management or wound-up, in any case whether provisionally or finally and whether voluntarily or compulsorily; or

136.4.2.5 if the Company should give any notice or take any steps to convene a meeting of its shareholders to adopt a resolution placing it in liquidation or under judicial management, in either case whether provisionally or finally; or

136.4.2.6 if the Company should make or attempt to make or recommend any general offer of compromise with any or all of its creditors; or

136.4.2.7 if any asset of the Company is attached for a judgement in excess of R5 000 000 (Five Million Rand) and the Company fails to set such attachment aside within 60 (sixty) days; or

136.4.2.8 any default under the terms of "A2" SPV Prefs resulting in the SPV being called upon to redeem the "A2" SPV Prefs; or

136.4.2.9 any acts committed by the Company which are *ultra vires* the Company's objects as contained in its memorandum and articles of association; or

136.4.2.10 any repudiation by the Company of its obligations under the terms of this Schedule, or if the Company causes to be done any act or thing which, in the reasonable opinion of the Managing Agent, evidences an intention to repudiate the Agreement.

136.5 **Meetings**

The Holder shall be entitled to receive notice of, and to be present at, any general meeting of the Company and shall (in its capacity as holder) be entitled to vote, either in

person, by representation or by proxy, at any such meeting as if the Holder is an ordinary shareholder of the Company holding as many ordinary shares of the Company as it holds "A2" Met Prefs, but subject to the following conditions imposed by the Listing Division of the JSE:

136.5.1 the exercise of the voting rights of the "A2" Met Prefs are entirely subject to the conditions of approval issued by the Listings Division of the JSE, in particular that the Holder be a black person or company;

136.5.2 no further "A2" Met Prefs may be issued without the written consent of the JSE; and

136.5.3 the Holder may not veto any resolutions of the Company that would otherwise have been passed by the holders of Met Ords together with the Holder of the "A2" Met Prefs.

136.6 **Rights of Conversion**

136.6.1 The Holder may, upon written notice to the secretary of the Company in the period 3 (three) years and one day after the Issue Date but prior to the Redemption Date and subject to the written consent of the Bank Consortium, request the Company to convert the "A2" Met Prefs into ordinary shares of the Company, ranking *pari passu* in all respects with the then existing ordinary shares of the Company, with effect from the date of receipt by the secretary of the Company of the said notice together with the written consent of the Bank Consortium.

136.6.2 Upon such conversion the Holder of the "A2" Met Prefs shall deliver to the Company certificates in respect of the number of "A2" Met Prefs converted and details of their Central Securities Depositary Participant to hold the uncertificated Met Ords against payment of all costs incurred by the Company to issue such Met Ords, whereafter the Company shall apply for the listing of such converted "A2" Met Prefs on the JSE.

136.7 **General**

136.7.1 The Company shall not be liable to the Holders for interest on any unclaimed "A2" Met Preference Dividend or distribution of redemption monies. The Company shall retain all unclaimed monies until they are claimed; Provided that any amount remaining unclaimed for a period of 12 (twelve) years shall be forfeited by the Holder to the Company.

136.7.2 The Managing Agent shall be entitled, but not obliged, to give notice on behalf of the SPV to any party in terms of this article.

137 TERMS AND CONDITIONS OF THE RIGHTS AND PRIVILEGES ATTACHING TO THE "A3" MET PREFS

Notwithstanding anything to the contrary in this article, the following terms and conditions shall attach to the variable rate convertible cumulative "A3" redeemable preference shares of 0,0001 cent (Zero comma Zero Zero Zero One Cent) each in the issued share capital of the Company.

137.1 Interpretation

For the purposes of this article, unless the context clearly indicates a contrary intention, the following words and expressions shall bear the meanings assigned to them below and cognate words and expressions shall bear corresponding meanings:

"'A1' Met Prefs"	the 75 842 650 (Seventy Five Million Eight Hundred and Forty Two Thousand Six Hundred and Fifty) variable rate cumulative convertible redeemable preference shares in the share capital of the Company with a par value of 0,0001 cent (Zero comma Zero Zero Zero One Cent) and a premium of R6,119999 (Six comma One One Nine Nine Nine Nine Rand) issued by the Company to the SPV on 1 October 2004;
" 'A1' SPV Prefs	the variable rate cumulative redeemable "A1" preference shares in the share capital of the SPV with a par value of R1.00 (One Rand) issued to the Bank Consortium on 1 October 2004;
" 'A2' Met Prefs"	the variable rate convertible cumulative redeemable "A2" preference shares in the share capital of the Company with a par value of 0,0001 cent (Zero comma Zero Zero Zero One Cent);
" 'A3' Met Preference Dividend"	the preferential cash dividend payable to the Holders of

	"A3" Met Prefs in accordance with 137.2 below;
" 'A3' Met Prefs"	the variable rate convertible cumulative redeemable "A3" preference shares in the share capital of the Company with a par value of 0,0001 cent (Zero comma Zero Zero Zero One Cent);
"'A3' SPV Subscription Agreement"	the "A3" SPV preference share subscription agreement between the Company, the SPV, Newco and the Finance Consortium concluded contemporaneously with this Agreement;
"Absa"	Absa Bank Limited, a public company incorporated under the laws of South Africa with Registration Number 1986/004794/06, acting through its Absa Corporate and Merchant Bank Division;
"the Act"	the Companies Act 61 of 1973, as amended from time to time;
"Average"	the simple arithmetic average;
"the Bank Consortium"	collectively Absa, RMB and Nedbank;
"Coupon Rate"	the coupon rate of the dividend payable on the "A3" Met Prefs in accordance with 137.3 below;
"Dividend Date"	31 March and 30 September each year;
"the Finance Consortium"	collectively RMB and SCM;

"Holder"	the holder of the "A3" Met Prefs from time to time;
"Intercreditor and Agency Agreement"	the intercreditor and agency agreement concluded between Absa, RMB and Nedbank on 21 September 2004 and to which Makalani acceded as a party on 9 May 2005;
"Issue Date"	the date of issue of the "A3" Met Prefs;
"Issue Price"	an amount of R10.00 (Ten Rand) per "A3" Met Pref which amount shall be allocated as follows: 1. 0,0001 cent (Zero comma Zero Zero Zero One) cent to the par value of each "A3" Met Pref, and 2. the balance to the premium of each "A3" Met Pref; less any repayments of share capital or premium to Holders;
"JSE"	JSE Limited;
"KTI"	Kagiso Trust Investments (Proprietary) Limited, a private company duly incorporated under the laws of South Africa with Registration Number 1993/007845/07;
"Makalani"	Makalani Holdings Limited, a public company duly incorporated under the laws of South Africa with

Registration Number 2005/000726/06;

"Managing Agent"	the managing agent as appointed in accordance with the Intercreditor and Agency Agreement;
"Met Ords"	the ordinary shares of 0,0001 cent (Zero comma Zero Zero Zero One Cent) in the share capital of the Company;
"Met Prefs"	collectively the "A1" Met Prefs, "A2" Met Prefs and the "A3" Met Prefs, and any additional preference shares that rank *pari passu* with them issued by the Company to the SPV on or after the Issue Date;
"the Methold Group"	collectively the Company and its Subsidiaries;
"Nedbank"	Nedbank Limited, a public company incorporated under the laws of South Africa with Registration Number 1951/000009/06, acting through its Capital Division;
"Newco"	Off the Shelf Investments 109 (Proprietary) Limited, a private company incorporated under the laws of South Africa with Registration Number 2004/013168/07;
"Prime Rate"	the prevailing interest rate (per cent, per annum, compounded monthly) from time to time published by First National Bank, a division of FirstRand Bank Limited, as being its prime overdraft rate (as certified by any manager of FirstRand Bank Limited whose appointment and designation need not be proved)

	expressed as a percentage;
"Redemption Amount"	the amount detailed in 137.6.1
"Redemption Date"	a date 5 (five) years after the Issue Date, unless the "A3" Met Prefs are converted or redeemed at an earlier date in terms of this Schedule, or such later date as agreed between the SPV, the Finance Consortium and the Company;
"RMB"	FirstRand Bank Limited, a public company incorporated under the laws of South Africa with Registration Number 1929/001225/06, acting through its Rand Merchant Bank Division;
"SCM"	Sanlam Capital Markets Limited, a public company duly incorporated under the laws of South Africa with Registration Number 1996/004744/06;
"SPV"	Off the Shelf Investments 108 (Proprietary) Limited, a private company incorporated under the laws of South Africa with Registration Number 2004/013271/07;
"Subsidiary"	any subsidiary as defined in the Act.

137.2 **Preference Dividends**

137.2.1 The "A3" Met Prefs shall confer on the Holder thereof the right to receive out of the profits of the Company, which right shall rank *pari passu* with the rights of all other holders of Met Prefs but prior to the provision for, or declaration or payment of, any dividends or capital of any nature whatsoever on any ordinary

share in the capital of the Company, a 6 (six) monthly cumulative preferential cash dividend which shall accrue on a daily basis and which shall be determined in the manner set out in 137.2.2 and 137.2.4 below.

137.2.2 The "A3" Met Preference Dividends shall be due and payable 6 (six) monthly in arrear on the Dividend Dates to Holders of "A3" Met Prefs registered on the Business Day immediately preceding each Dividend Date.

137.2.3 The Company's obligation to pay the "A3" Met Preference Dividend shall at all times be discharged by direct payment of such preference dividends to the Managing Agent.

137.2.4 The "A3" Met Pref shall confer on the Holder the right to receive out of the profits of the Company a dividend calculated in accordance with the following formula:

$$MPD = \frac{(A + B + C) \times D \times E}{365}$$

Where:

MPD = the "A3" Met Preference Dividend per "A3" Met Pref;

A = the Coupon Rate as determined in 137.3 below;

B = the Initial Rate of 0,5%;

C = the Out Performance Rate as determined in 137.4 below;

D = the Issue Price;

E = the number of days of the relevant period in respect of which the "A3" Met Preference Dividend is payable.

137.3 **Coupon Rate**

The Coupon Rate shall be calculated in arrear in accordance with the following formula:

A = G x PR

Where:

A = the Coupon Rate;

G = 72% or such other percentage applicable as contemplated in 137.5 below;

PR = the Prime Rate.

137.4 **The Out Performance Rate**

137.4.1 The Company shall determine the Average of the growth of the following key financial ratios ("the Basket") of the Methold Group at the end of each interim and annual financial period of the Methold Group, in comparison to the corresponding previous interim or annual financial period, namely, the growth in:

137.4.1.1 dividend per ordinary share;

137.4.1.2 value of new business for the period concerned;

137.4.1.3 fully diluted core headline earnings per share.

137.4.2 An additional rate of dividend ("the Out Performance Rate") shall accrue to the Holders in accordance with 137.4.3 below if the Average growth is in excess of 9%. If there is negative growth in one of the rates constituting the Basket, it shall be deemed to be zero for the purpose of calculating the Average growth in the Basket.

137.4.3 The first Out Performance Rate shall be calculated for the period 1 July 2005 to 31 December 2005 and will be included in the March 2006 "A3" Met Preference Dividend calculation. The Out Performance Rate shall commence at zero and then increase by an additional percentage as determined in 137.4.4.

137.4.4 The Out Performance Rate shall increase by the addition of the percentage indicated in the following table opposite the Average growth in the Basket.

Average Growth in the Basket	**Increase in dividend rate of "A3" Met Prefs**
9% and below	0
greater than 9% and less than or equal to 10%	0,5%
greater than 10% and less than or equal to 11%	0,505%
greater than 11% and less than or equal to 12%	0,515%
greater than 12% and less than or equal to 13%	0,535%
greater than 13% and less than or equal to 14%	0,570%
greater than 14% and less than or equal to 15%	0,625%
greater than 15% and less than or equal to 16%	0,705%
greater than 16% and less than or equal to 17%	0,815%
greater than 17% and less than or equal to 18%	0,960%
greater than 18% and less than or equal to 19%	1,145%
greater than 19% and less than or equal to 20%	1,325%
greater than 20%	1,655%

137.4.5 Once the Out Performance Rate has increased it shall remain at that level for the purposes of the formula in 137.2.4 until conversion or redemption of the Met Prefs unless it is increased by further growth in the Basket.

137.5 **Additional Dividends**

In addition to the Met Preference Dividend, the Holders of the Met Prefs shall be entitled to payment of additional dividends in such amounts as may be required by the SPV from time to time to pay an additional rate of dividend to the holders of the "A3" SPV Prefs in accordance with clause 7 of Schedule 1 of the "A3" SPV Subscription Agreement, which amounts shall be payable within 7 (seven) days after receipt of the SPV's written demand.

137.6 **Redemption**

137.6.1 The amount at which the Company shall redeem each "A3" Met Pref in terms of 137.6.3 shall be an amount equal to:

137.6.1.1 the Issue Price; plus

137.6.1.2 any arrear "A3" Met Preference Dividends which at the date of redemption are still unpaid in respect of each Met Pref, on the basis that a dividend will be deemed to be in arrear and unpaid if at any earlier dividend payment date the "A3" Met Preference Dividend was neither declared nor paid or if declared, was not paid; plus

137.6.1.3 an amount in respect of each "A3" Met Pref calculated in accordance with the formula in 137.2.4 above for the period from the last Dividend Date to the date of redemption; plus

137.6.1.4 interest on arrear "A3" Met Preference Dividends calculated daily at the Prime Rate plus 2%, from the due date for payment of the "A3" Met Preference Dividend up to (but excluding) the Redemption Date, compounded monthly.

137.6.2 The Company shall make provision for the premium payable on redemption of the "A3" Met Prefs from its share premium account as contemplated in s76(3)(c) of the Act.

137.6.3 Subject to the further provisions of the Act and the provisions of 137.7 below, the Company shall redeem the "A3" Met Prefs in full for the Redemption Amount, on the Redemption Date against either:

137.6.3.1 surrender to the Company of the certificates in respect of the "A3" Met Prefs; or

137.6.3.2 if such certificates are lost, receipt of a suitable written indemnity from the holder that the certificates have not been alienated or pledged.

137.6.4 Should the Redemption Amount not be paid on due date, then such amount shall bear interest at the Prime Rate plus 2% from the due date until date of payment.

137.7 **Redemption Events**

137.7.1 *Redemption events requiring written notification from SPV*

Notwithstanding anything to the contrary herein contained, all the issued "A3" Met Prefs shall be redeemed in full, subject to the condition that if:

137.7.1.1 the Company should have failed to declare any dividend on the "A3" Met Prefs on the Dividend Dates, or, having declared any dividend, should have failed to pay such dividend on the due date of payment therefor; or

137.7.1.2 the Company should have failed to declare any dividend on the Met Prefs on the date that a dividend is due on such Met Prefs or, having declared any dividend on such Met Prefs, should have failed to pay such dividend on the

due date of payment therefor; and

137.7.1.3 the SPV has given the Company written notice that it requires redemption of such "A3" Met Prefs.

137.7.2 *Redemption events requiring immediate redemption*

Notwithstanding anything to the contrary herein contained, all the "A3" Met Prefs shall become immediately redeemable and shall be redeemed in full conditional upon the occurrence of any one or more of the following events after the Issue Date, namely:

137.7.2.1 if the Company should fail to redeem any of the "A3" Met Prefs on the Redemption Date or fail to pay to the Holder thereof the full proceeds of redemption on the due date of payment therefor; or

137.7.2.2 if the Company should fail to redeem any of the Met Prefs on their dates of redemption or fail to pay the holder thereof the full proceeds of redemption on the due date of payment therefor;

137.7.2.3 if the Company commits an act which, if it were a natural person, would be an act of insolvency in terms of Section 8 of the Insolvency Act; or

137.7.2.4 if the Company should be placed into liquidation or under judicial management or wound-up, in any case whether provisionally or finally and whether voluntarily or compulsorily; or

137.7.2.5 if the Company should give any notice or take any steps to convene a meeting of its shareholders to adopt a resolution placing it in liquidation or under judicial management, in either case whether provisionally or finally; or

137.7.2.6 if the Company should make or attempt to make or recommend any general offer of compromise with any or all of its creditors; or

137.7.2.7 if any asset of the Company is attached for a judgement in excess of R5 000 000 (Five Million Rand) and the Company fails to set such attachment aside within 60 (sixty) days; or

137.7.2.8 any default under the terms of "A3" SPV Prefs resulting in the SPV being called upon to redeem the "A3" SPV Prefs; or

137.7.2.9 any acts committed by the Company which are *ultra vires* the Company's objects as contained in its memorandum and articles of association; or

137.7.2.10 any repudiation by the Company of its obligations under the terms of this Schedule, or if the Company causes to be done any act or thing which, in the reasonable opinion of the Managing Agent, evidences an intention to repudiate the Agreement.

137.8 **Meetings**

The Holder shall be entitled to receive notice of, and to be present at, any general meeting of the Company and shall (in its capacity as holder) be entitled to vote, either in person, by representation or by proxy, at any such meeting as if the Holder is an ordinary shareholder of the Company holding as many ordinary shares of the Company as it holds "A3" Met Prefs, but subject to the following conditions imposed by the Listing Division of the JSE:

137.8.1 the exercise of the voting rights of the "A3" Met Prefs are entirely subject to the conditions of approval issued by the Listings Division of the JSE, in particular that the Holder be a black person or company;

137.8.2 no further issue of "A3" Met Prefs may be made without the written consent of the JSE; and

137.8.3 the Holder may not veto any resolutions of the Company that would otherwise have been passed by the holders of Met Ords together with the Holder of the "A3" Met Prefs.

137.9 **Rights of Conversion**

137.9.1 The Holder may, upon written notice to the secretary of the Company in the period 3 (three) years and one day after the Issue Date but prior to the Redemption Date and subject to the written consent of the Finance Consortium, request the Company to convert the "A3" Met Prefs into ordinary shares of the Company, ranking *pari passu* in all respects with the then existing ordinary shares of the Company, with effect from the date of receipt by the secretary of the Company of the said notice together with the written consent of the Finance Consortium.

137.9.2 Upon such conversion the Holder of the "A3" Met Prefs shall deliver to the Company certificates in respect of the number of Met Prefs converted and details of their Central Securities Depositary Participant to hold the uncertificated Met Ords against payment of all costs incurred by the Company to issue such Met Ords, whereafter the Company shall apply for the listing of such converted Met Prefs on the JSE.

137.10 **General**

137.10.1 The Company shall not be liable to the Holders for interest on any unclaimed "A3" Met Preference Dividend or distribution of redemption monies. The Company shall retain all unclaimed monies until they are claimed; Provided that any amount remaining unclaimed for a period of 12 (twelve) years shall be forfeited by the Holder to the Company.

137.10.2 The Managing Agent shall be entitled, but not obliged, to give notice on behalf of the SPV to any party in terms of this article.

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REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2005 -12- 01 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of Company 2000/031756/06

Name of Company METROPOLITAN HOLDINGS LIMITED

INCREASE OF PAR VALUE SHARE CAPITAL

Existing capital	Amount of increase	Amount of total capital after increase
R 1075,84265	R 52,70	R 1128,54265

DIVISION OF SHARE CAPITAL

Existing number of shares			Number of shares being increased			Total number of shares after increase		
Number of shares	Class of shares	Nominal amount of each share	Number of shares	Class of shares	Nominal amount of each share	Number of shares	Class of shares	Nominal amount of each share
1000000000	Ord.	R0,0001	12700000	'A2' Pref.	R0,0001	1000000000	Ord.	R0,0001
75842650	'A' Pref.	R0,0001	40000000	'A3' Pref.	R0,0001	75842650	'A' Pref.	R0,0001
						12700000	'A2' Pref.	R0,0001
						40000000	'A3' Pref	R0,0001

INCREASE OF NO PAR VALUE SHARE CAPITAL

Existing stated capital R ....

Existing number of shares		Number of shares being increased		Total number of shares after increase	
Number of shares	Class of shares	Number of shares	Class of shares	Number of shares	Class of shares

CERTIFICATE BY THE AUDITOR OF THE COMPANY RELATING TO THE VALUATION OF EXISTING SHARES IN SECTION 75 (3) (b) (ii) OF THE ACT

I/We .... being the auditor(s) of the company, hereby certify that:

(a) The number of issued shares is	The class of issued shares is	The value of each share is

and (b) that, if each new share is issued at the same value per share as the existing value per share, the stated capital would be R..................

Date ....

Signature of auditor

Rubber stamp of auditor

Date 1/12/2005 [signature]

Signature of direct ~~/manager/secretary~~ of the company

Client Ref:	

RECEIVED
2005 APR -7 P 3:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Special resolution

(Section 200)
(To be lodged in duplicate)

REGISTRATEUR VAN MAATSSKAPPE EN VAN BESLOTE KORPORASIES
R80
2005 -06- 08
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. Of Company
2000/031756/06

Name of company: METROPOLITAN HOLDINGS LTD

Date notice given to members: ~~30~~ 18 MARCH 2005

Date resolution passed: 18 MAY 2005

Special resolution passed in terms of section 62 & 85(3) of the Act/*~~paragraph~~ ______ ~~of the memorandum~~/*article ______ of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) ~~attached~~/*not attached.

CONTENTS OF RESOLUTION
(Use reverse side if necessary)

RESOLVED: SEE "ANNEXURE A" ATTACHED.

Rubber stamp of company, if any, or of secretaries.

Date: ~~June 2005~~ 18.5.05 Signature: [signature]
~~Director~~/Secretary/~~Manager~~

Name (in block capitals) B GOBODO-MBOMVU

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of Company
2000/031756/06

Name of Company: METROPOLITAN HOLDINGS LTD
(M VAN DYK PdC 6/2)

Postal address: P O BOX 2212
BELLVILLE
7535

Special resolution
Registered this day
[signature]
Registrar of Companies
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -06- 13
Date stamp of Companies Registration Office
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

METROPOLITAN HOLDINGS LTD

(Reg No 2000/031756/06)
("the Company")

SPECIAL RESOLUTION NO 1

"RESOLVED THAT the board of directors of the company and of any subsidiary of the company be and are hereby authorised by way of a general approval to repurchase shares issued by the company, subject always to the provisions of the Companies Act 61 of 1973, as amended ("the Companies Act") and the listings requirements of the JSE Securities Exchange South Africa ("the listings requirements") and any other stock exchange upon which the shares of the company may be quoted or listed from time to time, and subject to such other conditions as may be imposed by any other relevant authority, and subject further to the following conditions:

- this general approval shall be valid only until the company's next annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution, during which time this general approval may be varied or revoked by special resolution passed at a general meeting of the company;
- the general repurchase by the company of its own shares shall not, in aggregate in any one financial year, exceed a maximum of 20% of the company's issued share capital of that class at the time this general approval is granted;
- in the case of an acquisition by a subsidiary of the company of shares in the company under this general approval, such acquisition shall be limited to a maximum of 10% in aggregate of the company's issued share capital at the time of such acquisition;
- any acquisition under this general approval shall not be made at a price more than 10% above the volume weighted average traded price of the company's ordinary shares concerned for the five business days immediately preceding the date of the acquisition;
- any acquisition in terms hereof may only be effected through the order book operated by the JSE trading system and may only be done without any prior understanding or arrangement between the company and the counter party;
- at any time, the company shall only appoint one agent to effect any acquisitions on the company's behalf in terms of this general approval;
- any such acquisitions of the company's shares shall be announced when an aggregate of 3% of the initial number of shares has been purchased

and for each 3% in aggregate of the initial number of shares acquired thereafter;

- the company may only undertake an acquisition if, after such acquisition, it still complies with the share- holder spread requirements contained in the listings requirements;

- the company or its subsidiaries may not acquire the company's shares during a prohibited period."

SPECIAL RESOLUTION NUMBER 2

"RESOLVED THAT the board of directors of the company be and is hereby authorised by way of a specific approval in terms of s85 of the Companies Act to repurchase, at a price equal to the volume weighted average traded price of the company's ordinary shares on the JSE over the 30 day period ending on the date of the meeting, the treasury shares held by its wholly owned subsidiary, Metropolitan Life Limited ("Metlife"), being 40 690 146 ordinary shares acquired by Metlife from the company in terms of s89 of the Companies Act ("the treasury shares"), subject always to the provisions of the Companies Act and such other conditions as may be imposed by any other relevant authority."

NOTICE OF THE FOURTH ANNUAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS

Notice is hereby given that the fourth annual general meeting of the shareholders of the company will be held at 14h00 on Wednesday, 18 May 2005 in the auditorium at Parc du Cap 7, Mispel Road, Bellville, Cape Town for the following business:

- to receive and adopt the annual financial statements of the company for the financial year ended 31 December 2004
- to transact such other business as may be transacted at an annual general meeting
- to consider and, if deemed fit, to pass the following special and ordinary resolutions, with or without modifications:

SPECIAL RESOLUTION NUMBER 1 - GENERAL APPROVAL OF SHARE BUY-BACK

It is proposed that the company renew its general approval for a share buy-back with the following special resolution:

"Resolved that the board of directors of the company and of any subsidiary of the company be and are hereby authorised by way of a general approval to repurchase shares issued by the company, subject always to the provisions of the Companies Act 61 of 1973, as amended ("the Companies Act") and the listings requirements of the JSE Securities Exchange South Africa ("the listings requirements") and any other stock exchange upon which the shares of the company may be quoted or listed from time to time, and subject to such other conditions as may be imposed by any other relevant authority, and subject further to the following conditions:

- this general approval shall be valid only until the company's next annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution, during which time this general approval may be varied or revoked by special resolution passed at a general meeting of the company;
- the general repurchase by the company of its own shares shall not, in aggregate in any one financial year, exceed a maximum of 20% of the company's issued share capital of that class at the time this general approval is granted;
- in the case of an acquisition by a subsidiary of the company of shares in the company under this general approval, such acquisition shall be limited to a maximum of 10% in aggregate of the company's issued share capital at the time of such acquisition;
- any acquisition under this general approval shall not be made at a price more than 10% above the volume weighted average traded price of the company's ordinary shares concerned for the five business days immediately preceding the date of the acquisition;
- any acquisition in terms hereof may only be effected through the order book operated by the JSE trading system and may only be done without any prior understanding or arrangement between the company and the counter party;
- at any time, the company shall only appoint one agent to effect any acquisitions on the company's behalf in terms of this general approval;
- any such acquisitions of the company's shares shall be announced when an aggregate of 3% of the initial number of shares has been purchased and for each 3% in aggregate of the initial number of shares acquired thereafter;
- the company may only undertake an acquisition if, after such acquisition, it still complies with the shareholder spread requirements contained in the listings requirements;
- the company or its subsidiaries may not acquire the company's shares during a prohibited period."

GENERAL INFORMATION

Information relating to:

- the directors and management of the company can be found on pages 6 and 36 to 37 of the annual report accompanying this notice
- the major shareholders of the company can be found on page 125 of the report
- the directors' interests in the company can be found on pages 44 and 45 of the report
- the share capital of the company can be found on page 94 of the report
- any litigation can be found on page 108 of the report.

DIRECTORS' STATEMENT

The directors of the company are of the opinion that, if the company were to enter into such a maximum repurchase during the period that the authority is valid, the requirements of s85(4) of the Companies Act will have been met and that:

- the company, and the company and its subsidiaries ("the group") will be able to pay its debts as they become due in



the ordinary course of business for a period of 12 months after the date of this notice;

- the consolidated assets of the company and the group, fairly valued, will be in excess of the consolidated liabilities of the company for a period of 12 months after the date of this notice. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements of the company;
- the ordinary share capital and reserves of the company and the group will be adequate for ordinary business purposes for a period of at least 12 months after the date of this notice;
- the working capital available to the company and the group will be adequate for ordinary business purposes for a period of at least 12 months after the date of this notice.

REASON FOR AND EFFECT OF SPECIAL RESOLUTION NUMBER 1

The reason for and effect of special resolution number 1 is to grant the board of directors of the company a general authority in terms of the Companies Act for the acquisition by the company or any subsidiary of the company's shares. Such general authority will provide the board with the flexibility, subject to the requirements of the Companies Act and the JSE Securities Exchange South Africa ("the JSE"), to acquire the company's shares should it be in the interests of the company. This general authority shall be valid until its variation or revocation by special resolution at any subsequent general meeting of the company, provided that the general authority shall not be extended beyond 15 months from the date of passing of this special resolution.

SPECIAL RESOLUTION NUMBER 2 - SPECIFIC APPROVAL OF SHARE BUY-BACK

"Resolved that the board of directors of the company be and is hereby authorised by way of a specific approval in terms of s85 of the Companies Act to repurchase, at a price equal to the volume weighted average traded price of the company's ordinary shares on the JSE over the 30 day period ending on the date of the meeting, the treasury shares held by its wholly owned subsidiary, Metropolitan Life Limited ("Metlife"), being 40 690 146 ordinary shares acquired by Metlife from the company in terms of s89 of the Companies Act ("the treasury shares"), subject always to the provisions of the Companies Act and such other conditions as may be

DIRECTORS' STATEMENT

The directors have considered the effect of the specific repurchase and are of the opinion that the requirements of s85(4) of the Companies Act have been met and that:

- the company and the group will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of this notice;
- the consolidated assets of the company and the group, fairly valued, will be in excess of the consolidated liabilities of the company for a period of 12 months after the date of this notice. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements of the company;
- the ordinary share capital and reserves of the company and the group will be adequate for ordinary business purposes for a period of at least 12 months after the date of this notice;
- the working capital available to the company and the group will be adequate for ordinary business purposes for a period of at least 12 months after the date of this notice.

REASON FOR AND EFFECT OF SPECIAL RESOLUTION NUMBER 2

The reason for and effect of special resolution number 2 is to grant the board of directors of the company a specific authority in terms of the Companies Act to acquire the treasury shares from Metlife so that the shares can be cancelled as issued shares and be restored to authorised share capital. These shares have effectively been sterilised since acquisition by Metlife as prescribed by the Companies Act as well as the JSE. They are, however, still listed on the JSE and in order to clean up the structure, reduce the holding costs and eliminate confusion, the company believes that it is appropriate to buy these shares and cancel them. There will be no impact on the group results as these shares are eliminated when calculating such results.

ORDINARY RESOLUTION NUMBER 1 - APPROVAL OF FINANCIAL STATEMENTS

"Resolved that the company hereby receives and adopts the annual financial statements of the company for the financial year ended 31 December 2004, including the directors' report and the auditors' report, all as contained

ORDINARY RESOLUTION NUMBER 2 - APPROVAL OF DIRECTORS' REMUNERATION

"Resolved that the company hereby confirms the remuneration paid to the directors for services rendered during the financial year ended 31 December 2004, as recorded in the financial statements."

ORDINARY RESOLUTION NUMBER 3 - APPOINTMENT OF AUDITORS

"Resolved that PricewaterhouseCoopers be and is hereby appointed as the auditors of the company from the conclusion of this annual general meeting until the conclusion of the next annual general meeting of the company."

ORDINARY RESOLUTION NUMBER 4 - AUDITORS' REMUNERATION

"Resolved that the company hereby authorises the directors to fix the remuneration of the auditors."

ORDINARY RESOLUTION NUMBER 5 - RE-ELECTION OF DIRECTORS APPOINTED BY DIRECTORS

"Resolved that the following directors, having offered themselves for re-election, be and are hereby re-elected as directors of the company with immediate effect in accordance with the articles of association of the company and by separate resolution:

5.1 Ms F Jakoet
5.2 Ms S N Mabaso
5.3 Mr E Molobi
5.4 Ms B Ndamase
5.5 Mr M J N Njeke.

A brief curriculum vitae for each of the above directors is available on request.

ORDINARY RESOLUTION NUMBER 6 - RETIREMENT BY ROTATION AND RE-ELECTION OF DIRECTORS

"Resolved that, as at least one third of the directors are required to retire by rotation as directors of the company at this annual general meeting in accordance with the articles of association of the company, the following directors, having offered themselves for re-election, be and are hereby re-appointed as directors of the company with immediate effect and by separate resolution:

6.1 Mr N Z Buthelezi
6.2 Mr P C Lamprecht
6.3 Mr J E Newbury
6.4 Mr J C van Reenen.

A brief curriculum vitae for each of the above directors is available on request.

ORDINARY RESOLUTION NUMBER 7 - AUTHORITY TO ISSUE SHARES FOR SHARE INCENTIVE SCHEMES

"Resolved that, subject to the provisions of the Companies Act, seven million of the unissued ordinary shares of the company be placed under the control of the directors who are hereby authorised to allot and issue such shares for the purpose of the Metropolitan Staff Share Purchase Trust and the Metropolitan Share Incentive Trust, provided that:

> the total shareholding of such trusts shall not exceed the current limits of 10% and 5% respectively of the total issued share capital of the company; and
> the authority to allot and issue shares shall only be valid until the next annual general meeting of the company."

ORDINARY RESOLUTION NUMBER 8 - AUTHORITY FOR CAPITAL REDUCTION

"Resolved that the directors of the company be and are hereby authorised, by way of a general authority, to distribute to shareholders of the company any share capital and reserves of the company in terms of section 90 of the Companies Act, article 100 of the articles of association of the company and in terms of the listings requirements, it being recorded that the listings requirements currently require, inter alia, that the company may make a general distribution of share capital only if:

> the general authority shall be valid until the next annual general meeting of the company, provided that it shall not extend beyond 15 months from the passing of this ordinary resolution; and
> any general distribution by the company shall not exceed 20% of the company's issued share capital and reserves but excluding minority interests."

DIRECTORS' STATEMENT

The directors undertake that the company will not enter into a transaction to distribute share capital and/or reserves during the period that the authority is valid unless:

> the company and the group will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of this notice;

- the consolidated assets of the company and the group, fairly valued, will be in excess of the consolidated liabilities of the company for a period of 12 months after the date of this notice. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements of the company;
- the ordinary share capital and reserves of the company and the group will be adequate for ordinary business purposes for a period of at least 12 months after the date of this notice;
- the working capital available to the company and the group will be adequate for ordinary business purposes for a period of at least 12 months after the date of this notice.

REASON AND EFFECT

The reason for and effect of ordinary resolution number 8 is to grant the board of directors of the company a general authority in terms of the Companies Act for the distribution of share capital to its shareholders. The general authority will provide the board with the flexibility, subject to the requirements of the Companies Act and the JSE, to distribute any surplus share capital of the company to its shareholders should the directors believe that, taking into account the circumstances of the company at the time, such a distribution is appropriate.

This general authority shall be valid until its variation or revocation by ordinary resolution at any subsequent general meeting of the company, provided that the general authority shall not be extended beyond 15 months from the date of passing of this special resolution.

EXCHANGE CONTROL

In terms of the exchange control regulations of South Africa, the following will apply to shareholders of the company whose registered addresses are outside the common monetary area:

1. Emigrants from the common monetary area

Amounts paid from share capital and reserves to shareholders of the company are not freely transferable from South Africa to emigrants and must be dealt with in terms of the exchange control regulations of South Africa. If the company decides to make a distribution in terms of ordinary resolution number 8, payments to certificated shareholders who are emigrants will be made by cheque, and will be forwarded to the authorised dealer in foreign exchange in South Africa controlling the emigrant's blocked assets. The enclosed form of proxy makes provision for details to be

If certificated emigrant shareholders of the company do not provide the name of an authorised dealer, the amount concerned will be held on deposit in a non-interest-bearing account under the control of the transfer secretaries, who will complete the transaction on behalf of the shareholders concerned.

All central securities depository participants and brokers with whom ordinary shares have been dematerialised should note that they are required to comply with the exchange control regulations of South Africa set out above.

2. All other non-residents of the common monetary area

If the company decides to make a distribution in terms of ordinary resolution number 8, the rand consideration due to certificated non-resident, non-emigrant shareholders will be freely transferable to such shareholders provided that the rand consideration may only be paid to the credit of a non-resident account with an authorised bank in South Africa. The enclosed form of proxy makes provision for details to be given of such shareholder's non-resident account with an authorised bank.

Where such a certificated shareholder does not have an authorised bank in South Africa, a cheque will be posted, at the risk of the shareholder, to the address of the shareholder in the share register at the record date.

All central securities depository participants and brokers with whom ordinary shares have been dematerialised should note that they are required to comply with the exchange control regulations of South Africa set out above.

ORDINARY RESOLUTION NUMBER 9 - APPOINTMENT OF DIRECTOR OR THE COMPANY SECRETARY TO IMPLEMENT RESOLUTIONS

"Resolved that any one director of the company or the company secretary be and is hereby authorised to take such steps, do all such things and sign all such documents as may be necessary or required for the purpose of implementing the special and the ordinary resolutions proposed at this meeting."

VOTING AND PROXIES

A shareholder entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend, speak and on a poll to vote or abstain from voting in his stead.

A proxy need not be a shareholder of the company. A form of proxy is enclosed for the convenience of any certificated or "own name" registered dematerialised shareholder who is unable to attend the annual general meeting, but

The form of proxy must be received at the transfer office of the company, Ultra Registrars (Pty) Ltd, 5th Floor, 11 Diagonal Street, Johannesburg (or PO Box 4844, Johannesburg, 2000), by not later than 14h00 on Monday, 16 May 2005.

Dematerialised shareholders, other than those with "own name" registration, who wish to attend the annual general meeting must inform their CSDP or broker of their intention to attend the meeting and must obtain the necessary authorisation from their CSDP or broker. Should such shareholders be unable to attend the annual general meeting but wish to be repr[illegible] CSDP or broker with th[illegible]ust be done in the manner and time stipulated in terms of the agreement entered into between a shareholder and the CSDP or broker concerned.

On a show of hands, every shareholder present in person or represented by proxy shall have one vote, and on a poll every shareholder present in person or represented by proxy shall have one vote for every share held by such shareholder.

By order of the board

Mrs B Gobodo-Mbomvu
Company secretary

8 March 2005
Bellville, Cape Town

Registered office
Parc du Cap 7
Mispel Road
Bellville 7530

Directors: E Molobi (chairman), P R Doyle (group chief executive), A M Sithole (executive), P E Speckmann (executive), N Z Buthelezi, M J N Njeke, Prof W P Esterhuyse, P C Lamprecht, S A Muller, J E Newbury, M L Smith, Dr F A Sonn, J C van Reenen, A H Sangqu (alt)

Design by Purple Berry Communications

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

RECEIVED

2005 FEB -7 P 3:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 18/01/2005

Our Reference: 15038668
Box: **60554**
Sequence: **18**

METROPOLITAN HOLDINGS
P O BOX 2212
BELLVILLE
7535

RE: Amendment to Company Information
Company Number: 2000/031756/06
Company Name: METROPOLITAN HOLDINGS

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 06/12/2004.

The CM29 was accepted and placed on file.

The following change was effected:
Change Record
Surname = SITHOLE
First Names = ABEL MOFFAT
Status = Active

The following change was effected:
Change Record
Surname = CHARNLEY
First Names = BARENDILLA
Status = Resigned

The following change was effected:
Change Record
Surname = SANGQU
First Names = ANDILE HESPERUS
Status = Active

Yours truly

Registrar of Companies

PLO

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

CM 29

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

Maatskappywet. 1973. Art. 216(2), 276, 322(1). 325(1) en
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
P.O. Box 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec, 216(2), 276, 325(1), 322(1) and 327(1).
COMPANIES REGISTRATION OFFICE
Deparment of Commerce
Zanza Building 116 Proes Street Pretoria 0002
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of Company
2000/031756/06

METROPOLITAN HOLDINGS LTD
P O BOX 2212
BELLVILLE
7535

Opgawe van besonderhede soos op/
Return of particulars as at 2004-12-06

Verklaring/Statement

Ek. BONGIWE GOBODO-MBOMVU
(naam van direkteur of beampte)
verklaar dat. die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is. en dat daar volgens die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie.

I. ______
(name of director or officer)
state that. the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27. and that according thereto the directors or officers are not disqualified under section 218 or 219.

Onderteken
Signed [signature]

Datum:
Date: 2004-12-06

A. Directors /Direkteure

KEY TO PERSONAL PARTICULARS REQUIRED/ SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG	PERSONAL PARTICULARS/ PERSOONLIKE BESONDERHEDE
1. Surname/Van	DOYLE
2. Full forenames/Volle voorname	PETER RAYMOND
3. Former surname and forenames/Vorige van en voorname	N/A
4. Identity number or, if not available, date of birth/ Identiteitsnomer of, indien nie beskikbaar nie, geboortedatum	Year/Jaar Month/Maand Day/Dag: 5 5 0 7 1 9 5 0 9 2 0 0 1
5. (a) Date of appointment/Datum van aanstelling	2001-09-21
(b) Designation /Betiteling	GROUP CHIEF EXECUTIVE
6. Residential address/Woonadres	9 CROFT ROAD. CONSTANTIA. CAPE. 7800
7. Business address/Besigheidsadres	PARC DU CAP. MISPEL ROAD. BELLVILLE. 7530
8. Postal address/Posadres	P O BOX 2212. BELLVILLE. 7535
9. Nationality/Nasionaliteit	S A
(If not South African/Indien nie Suid-Afrikaans nie)	
10. Occupation/Beroep	ACTUARY
11. Resident in Republic/In Suid-Afrika woonagtig Yes or No/Ja of Nee	YES
12. Nature of change in 1 to 5 above and date/ Aard van verandering in 1 tot 5 hierbo en datum	N/A

Registration No. of company
Registrasie No. van maatskappy

FOR KEY TO PARTICULARS, SEE PAGE 1/VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 | 2000/031756/06

1.	SITHOLE
2.	ABEL MOFFAT
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 6 2 1 2 2 5 6 0 5 9 0 8 5
5. (a)	2001-09-21
(b)	EXECUTIVE DIRECTOR
6.	12 MELKHOUT CRESCENT, PLATTEKLOOF, PAROW, 7500
7.	PARC DU CAP, MISPEL ROAD, BELLVILLE, 7530
8.	P O BOX 2212, BELLVILLE, 7535
9.	S A
10.	CEO - EMPLOYEE BENEFITS
11.	YES
12.	N/A

1.	SPECKMANN
2.	PRESTON EUGENE
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 5 6 1 2 1 4 5 1 3 9 0 8 2
5. (a)	2001-07-30
(b)	EXECUTIVE DIRECTOR
6.	42 PORTERVILLE ROAD, WELGELEGEN, 7500
7.	PARC DU CAP, MISPEL ROAD, BELLVILLE, 7530
8.	P O BOX 2212, BELLVILLE, 7535
9.	S A
10.	CHARTERED ACCOUNTANT
11.	YES
12.	N/A

1.	SEROBE
2.	GLORIA TOMATOE
3.	nee NDALISO
4.	Year/Jaar Month/Maand Day/Dag 5 9 0 9 2 0 0 7 2 1 0 8 9
5. (a)	2001-09-21
(b)	DIRECTOR
6.	56 DENOON DRIVE, ATHOLL, SANDTON, 2196
7.	61 CENTRAL STREET, HOUGHTON, 2198
8.	POSTNET SUITE 169, P/BAG X2600, HOUGHTON, 2041
9.	S A
10.	EXECUTIVE DIRECTOR - FINANCE
11.	YES
12.	N/A

1.	NEWBURY
2.	JOHN ERNEST
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 4 2 0 6 2 1 5 0 0 8 0 8 6
5. (a)	2001-09-21
(b)	DIRECTOR
6.	50A THIRD AVENUE, ILLOVO, 2196
7.	19 IMPALA RD, CNR PROTEA & IMPALA RDS, CHISLEHURSTON, SANDTON, 2196
8.	P O BOX 911, NORTHLANDS, 2116
9.	S A
10.	BUSINESSMAN
11.	YES
12.	N/A

1.	MULLER
2.	SYDNEY ALAN
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 4 8 1 0 1 7 5 1 1 2 0 0 0
5. (a)	2001-09-21
(b)	DIRECTOR
6.	2 SWIFT LANE, STEENBERG ESTATE, TOKAI RD, TOKAI, 7945
7.	N/A
8.	2 SWIFT LANE, STEENBERG ESTATE, TOKAI RD, TOKAI, 7945
9.	S A
10.	BUSINESSMAN
11.	YES
12.	N/A

1.	SMITH
2.	MARTHINUS LUTHER
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 4 0 0 7 2 2 5 0 7 6 0 8 3
5. (a)	2001-09-21
(b)	DIRECTOR
6.	11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550
7.	N/A
8.	11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550
9.	S A
10.	ACTUARY
11.	YES
12.	N/A

Registration No. of company
Registrasie No. van maatskappy

FOR KEY TO PARTICULARS, SEE PAGE 1/VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 | 2000/031756/06

1.	BUTHELEZI
2.	NTUTHUKOYEZWE ZUZIFA
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 5 5 0 1 1 6 5 1 7 7 0 8 2
5. (a)	2001-09-21
(b)	DIRECTOR
6.	7 SAVANNAH, KINGSWOOD CRES, RIVER CLUB, SANDTON, 2196
7.	WOODMEAD O/P, STIRRUP LANE, WOODMEAD, SANDTON, 2196
8.	P O BOX 3627, RIVONIA, 2128
9.	SA
10.	BUSINESS DEVELOPMENT DIRECTOR
11.	YES
12.	N/A

1.	ESTERHUYSE
2.	WILLEM PETRUS
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 3 6 0 8 1 9 5 0 6 9 0 0 7
5. (a)	2001-09-21
(b)	DIRECTOR
6.	26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH, 7600
7.	N/A
8.	26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH, 7600
9.	SA
10.	PROFESSOR
11.	YES
12.	N/A

1.	SONN
2.	FRANKLIN ABRAHAM
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 3 9 1 0 1 1 5 0 8 6 0 8 1
5. (a)	2001-09-21
(b)	DIRECTOR
6.	36 PLETTENBERG STREET, WELGEMOED, 7530
7.	GROUND FL, SOUTH GATE O/P, CARL CRONJE DR, TYGER WATERFRONT, BELLVILLE
8.	P O BOX 2087, BELLVILLE, 7535
9.	SA
10.	DIRECTOR OF COMPANIES & BUSINESSMAN
11.	YES
12.	N/A

1.	VAN REENEN
2.	JOHANNES CORNELIUS
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 5 5 0 3 0 1 5 0 5 0 0 8 9
5. (a)	2001-12-01
(b)	DIRECTOR
6.	4 DAHLIA ROAD, WELGEDACHT, 7538
7.	GROUND FL, SOUTH GATE O/P, CARL CRONJE DR, TYGER WATERFRONT, BELLVILLE
8.	P O BOX 2087, BELLVILLE, 7535
9.	SA
10.	BUSINESS MANAGER
11.	YES
12.	N/A

1.	LAMPRECHT
2.	PETER CHRISTIAANSEN
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 4 2 0 9 2 1 5 1 1 4 0 8 6
5. (a)	2002-05-01
(b)	DIRECTOR
6.	OLD RECTORY, 7 CHURCH STREET, BELVIDERE, KNYSNA, 6570
7.	N/A
8.	P O BOX 3015, KNYSNA, 6570
9.	SA
10.	ACTUARY
11.	YES
12.	N/A

1.	MOLOBI
2.	ERIC
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 4 5 0 6 0 5 5 4 9 2 0 8 8
5. (a)	2004-07-01
(b)	DIRECTOR
6.	31 GERARD STREET, OBSERVATORY, 2198
7.	KAGISO HOUSE, 16 FRICKER ROAD, ILLOVO, 2196
8.	P O BOX 55276, NORTHLANDS, 2116
9.	SA
10.	BUSINESSMAN
11.	YES
12.	N/A

Registration No. of company
Registrasie No. van maatskappy
2000/031756/06

FOR KEY TO PARTICULARS, SEE PAGE 1/VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1

1.	NJEKE
2.	MFUNDISO JOHNSON NTABANKULU
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag: 5 8 1 1 1 4 5 8 9 4 0 8 0
5. (a)	2004-07-01
(b)	DIRECTOR
6.	25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196
7.	KAGISO HOUSE, 16 FRICKER ROAD, ILLOVO, 2196
8.	P O BOX 55276, NORTHLANDS, 2116
9.	S A
10.	COMPANY DIRECTOR
11.	YES
12.	N/A

1.	SANGQU
2.	ANDILE HESPERUS
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag: 6 6 1 0 0 2 5 9 6 1 0 8 7
5. (a)	2004-07-01
(b)	ALTERNATE DIRECTOR
6.	86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070
7.	KAGISO HOUSE, 16 FRICKER ROAD, ILLOVO, 2196
8.	P O BOX 55276, NORTHLANDS, 2116
9.	S A
10.	COMPANY DIRECTOR
11.	YES
12.	NEW ID NUMBER & NEW RESIDENTIAL ADDRESS

1.	CHARNLEY
2.	IRENE
3.	nee BARENDILLA
4.	Year/Jaar Month/Maand Day/Dag: 6 0 0 5 0 6 0 1 1 0 0 8 0
5. (a)	2001-09-21
(b)	DIRECTOR
6.	2 CARMEL VILLAGE, GATESIDE AVENUE, DAINFERN, 2055
7.	MTN BLDG, 2ND FL CENTRE, 3 ALICE LANE, SANDTON, 2196
8.	P O BOX 9955, SANDTON, 2146
9.	S A
10.	EXEC DIRECTOR - TELECOMMUNICATIONS
11.	YES
12.	RESIGNATION 2004-12-02

1.	
2.	
3.	
4.	Year/Jaar Month/Maand Day/Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Year/Jaar Month/Maand Day/Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Year/Jaar Month/Maand Day/Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

Registration No. of company
Registrasie No. van maatskappy

FOR KEY TO PARTICULARS, SEE PAGE 1/VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1

2000/031756/06

1.	
2.	
3.	
4.	Year / Jaar · Month / Maand · Day / Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Year / Jaar · Month / Maand · Day / Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

B. Auditor /Ouditeur

1. Name /Naam	PRICEWATERHOUSECOOPERS INC
2. Date of appointment /Datum van aanstelling	2000-12-31
3. Nature of change in 1 and 2 above and date/ Aard van verandering in 1 en 2 hierbo en datum.	N/A

(To be completed by company.)

CM29

Return of particulars of company's register of directors, auditors and officers
Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/

Dated
Gedateer 2004-12-06

Name of company
Naam van Maatskappy METROPOLITAN HOLDINGS LTD
(M VAN DYK PdC 6/2)

Postal address
Posadres P O BOX 2212
BELLVILLE
7535

Date received Datum ontvang
Date stamp of Companies Registration Office/ Datumstempel van registrasiekantoor vir Maatskappye

Registration No. of company
Registrasie No. van maatskappy

2000/031756/06

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Surname/Van	GOBODO-MBOMVU
2. Full forenames/Volle voorname	BONGIWE
3. Former surname and forenames/Vorige van en voorname	N/A
4. Identity number or, if not available, date of birth/ Identiteitsnomer of, indien nie beskikbaar nie, geboortedatum	Year/Jaar Month/Maand Day/Dag: 6 7 0 2 2 6 0 4 6 9 0 8 0
5. (a) Date of appointment/Datum van aanstelling	2002-02-01
(b) Designation /Betiteling	COMPANY SECRETARY
6. Adres van geregistreerde kantoor, en registrasienommer, indien Beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	N/A
7. Residential address/Woonadres	3 CONSTANTIA ROAD, PANORAMA, 7500
8. Business address/Besigheidsadres	PARC DU CAP, MISPEL ROAD, BELLVILLE, 7530
9. Postal address/Posadres	P O BOX 2212, BELLVILLE, 7535
10. Nationality/Nasionaliteit (If not South African/Indien nie Suid-Afrikaans nie)	SA
11. Occupation/Beroep	ATTORNEY
12. Resident in Republic/In Suid-Afrika woonagtig Yes or No/Ja of Nee	YES
13. Nature of change in 1 to 6 above and date/ Aard van verandering in 1 tot 6 hierbo en datum	N/A

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE ABOVE

1.	
2.	
3.	
4.	Year/Jaar Month/Maand Day/Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Year/Jaar Month/Maand Day/Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

RECEIVED
2005 APR -7 P 3:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 08/04/2005

Our Reference: 15237816
Box: **63753**
Sequence: **93**

METROPOLITAN HOLDINGS
P O BOX 2212
BELLVILLE
7535

RE: Amendment to Company Information
Company Number: 2000/031756/06
Company Name: METROPOLITAN HOLDINGS

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 03/03/2005.

The CM29 was accepted and placed on file.

The following change was effected:
Change Record
Surname = SPECKMANN
First Names = PRESTON EUGENE
Status = Active

The following change was effected:
Change Record
Surname = DOYLE
First Names = PETER RAYMOND
Status = Active

The following change was effected:
Change Record
Surname = SITHOLE
First Names = ABEL MOFFAT
Status = Active

The following change was effected:
Change Record
Surname = SEROBE
First Names = GLORIA TOMATOE
Status = Resigned

The following change was effected:
Change Record
Surname = BUTHELEZI
First Names = NTUTHUKOYEZWE ZUZIFA
Status = Active

The following change was effected:
Change Record
Surname = ESTERHUYSE
First Names = WILLEM PETRUS
Status = Active

The following change was effected:
Change Record
Surname = MULLER
First Names = SYDNEY ALAN
Status = Active

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

CM 29

Maatskappywet, 1973, Art, 216(2), 276, 322(1), 325(1) en
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
P.O. Box 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec, 216(2), 276, 325(1), 322(1) and 327(1).
COMPANIES REGISTRATION OFFICE
Deparment of Commerce
Zanza Building 116 Proes Street Pretoria 0002
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of Company
2000/031756/06

METROPOLITAN HOLDINGS LTD
P O BOX 2212
BELLVILLE
7535

Opgawe van besonderhede soos op/
Return of particulars as at 2005-03-03

Verklaring/Statement

Ek, ____________________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, en dat daar volgens die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie.

I, BONGIWE GOBODO-MBOMVU
(name of director or officer)
state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, and that according thereto the directors or officers are not disqualified under section 218 or 219.

Onderteken
Signed [signature]

Datum:
Date: 2005-03-03

A. Directors /Direkteure

KEY TO PERSONAL PARTICULARS REQUIRED/ SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG	PERSONAL PARTICULARS/ PERSOONLIKE BESONDERHEDE
1. Surname/Van	DOYLE
2. Full forenames/Volle voorname	PETER RAYMOND
3. Former surname and forenames/Vorige van en voorname	N/A
4. Identity number or, if not available, date of birth/ Identiteitsnomer of, indien nie beskikbaar nie, geboortedatum	Year/Jaar Month/Maand Day/Dag: 5 5 0 7 1 9 5 0 9 2 0 0 1
5. (a) Date of appointment/Datum van aanstelling	2001-09-21
(b) Designation /Betiteling	GROUP CHIEF EXECUTIVE
6. Residential address/Woonadres	9 CROFT ROAD, CONSTANTIA, 7800
7. Business address/Besigheidsadres	PARC DU CAP, MISPEL ROAD, BELLVILLE, 7530
8. Postal address/Posadres	P O BOX 2212, BELLVILLE, 7535
9. Nationality/Nasionaliteit	S A
(If not South African/Indien nie Suid-Afrikaans nie)	
10. Occupation/Beroep	ACTUARY
11. Resident in Republic/In Suid-Afrika woonagtig Yes or No/Ja of Nee	YES
12. Nature of change in 1 to 5 above and date/ Aard van verandering in 1 tot 5 hierbo en datum	N/A

Registration No. of company
Registrasie No. van maatskappy

FOR KEY TO PARTICULARS, SEE PAGE 1/VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1

2000/031756/06

1.	SITHOLE
2.	ABEL MOFFAT
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 6 2 1 2 2 5 6 0 5 9 0 8 5
5. (a)	2001-09-21
(b)	EXECUTIVE DIRECTOR
6.	12 MELKHOUT CRESCENT, PLATTEKLOOF, PAROW, 7500
7.	PARC DU CAP, MISPEL ROAD, BELLVILLE, 7530
8.	P O BOX 2212, BELLVILLE, 7535
9.	S A
10.	CEO - EMPLOYEE BENEFITS
11.	YES
12.	N/A

1.	SPECKMANN
2.	PRESTON EUGENE
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 5 6 1 2 1 4 5 1 3 9 0 8 2
5. (a)	2001-07-30
(b)	EXECUTIVE DIRECTOR
6.	42 PORTERVILLE ROAD, WELGELEGEN, 7500
7.	PARC DU CAP, MISPEL ROAD, BELLVILLE, 7530
8.	P O BOX 2212, BELLVILLE, 7535
9.	S A
10.	CHARTERED ACCOUNTANT
11.	YES
12.	N/A

1.	NEWBURY
2.	JOHN ERNEST
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 4 2 0 6 2 1 5 0 0 8 0 8 6
5. (a)	2001-09-21
(b)	DIRECTOR
6.	50A THIRD AVENUE, ILLOVO, 2196
7.	19 IMPALA RD, CNR PROTEA & IMPALA RDS, CHISLEHURSTON, SANDTON, 2196
8.	P O BOX 911, NORTHLANDS, 2116
9.	S A
10.	BUSINESSMAN
11.	YES
12.	N/A

1.	MULLER
2.	SYDNEY ALAN
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 4 8 1 0 1 7 5 1 1 2 0 0 0
5. (a)	2001-09-21
(b)	DIRECTOR
6.	2 SWIFT LANE, STEENBERG ESTATE, TOKAI RD, TOKAI, 7945
7.	N/A
8.	2 SWIFT LANE, STEENBERG ESTATE, TOKAI RD, TOKAI, 7945
9.	S A
10.	BUSINESSMAN
11.	YES
12.	N/A

1.	SMITH
2.	MARTHINUS LUTHER
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 4 0 0 7 2 2 5 0 7 6 0 8 3
5. (a)	2001-09-21
(b)	DIRECTOR
6.	11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550
7.	N/A
8.	11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550
9.	S A
10.	ACTUARY
11.	YES
12.	N/A

1.	SEROBE
2.	GLORIA TOMATOE
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 5 9 0 9 2 0 0 7 2 1 0 8 9
5. (a)	2001-09-21
(b)	DIRECTOR
6.	56 DENOON DRIVE, ATHOLL, SANDTON, 2196
7.	61 CENTRAL STREET, HOUGHTON, 2198
8.	POSTNET SUITE 169, P/BAG X2600, HOUGHTON, 2041
9.	S A
10.	EXECUTIVE DIRECTOR - FINANCE
11.	YES
12.	RESIGNATION 2005-02-28

Registration No. of company
Registrasie No. van maatskappy

2000/031756/06

FOR KEY TO PARTICULARS, SEE PAGE 1/VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1

1.	BUTHELEZI
2.	NTUTHUKOYEZWE ZUZIFA
3.	N/A
4.	Year Jaar / Month Maand / Day Dag: 5 5 0 1 1 6 5 1 7 7 0 8 2
5. (a)	2001-09-21
(b)	DIRECTOR
6.	7 SAVANNAH, KINGSWOOD CRES, RIVER CLUB, SANDTON, 2196
7.	WOODMEAD O/P, STIRRUP LANE, WOODMEAD, SANDTON, 2196
8.	P O BOX 3627, RIVONIA, 2128
9.	SA
10.	BUSINESS DEVELOPMENT DIRECTOR
11.	YES
12.	N/A

1.	ESTERHUYSE
2.	WILLEM PETRUS
3.	N/A
4.	Year Jaar / Month Maand / Day Dag: 3 6 0 8 1 9 5 0 6 9 0 0 7
5. (a)	2001-09-21
(b)	DIRECTOR
6.	26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH, 7600
7.	N/A
8.	26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH, 7600
9.	SA
10.	PROFESSOR
11.	YES
12.	N/A

1.	SONN
2.	FRANKLIN ABRAHAM
3.	N/A
4.	Year Jaar / Month Maand / Day Dag: 3 9 1 0 1 1 5 0 8 6 0 8 1
5. (a)	2001-09-21
(b)	DIRECTOR
6.	36 PLETTENBERG STREET, WELGEMOED, 7530
7.	GROUND FL, SOUTH GATE O/P, CARL CRONJE DR, TYGER WATERFRONT, BELLVILLE
8.	P O BOX 2087, BELLVILLE, 7535
9.	SA
10.	DIRECTOR OF COMPANIES & BUSINESSMAN
11.	YES
12.	N/A

1.	VAN REENEN
2.	JOHANNES CORNELIUS
3.	N/A
4.	Year Jaar / Month Maand / Day Dag: 5 5 0 3 0 1 5 0 5 0 0 8 9
5. (a)	2001-12-01
(b)	DIRECTOR
6.	4 DAHLIA ROAD, WELGEDACHT, 7538
7.	GROUND FL, SOUTH GATE O/P, CARL CRONJE DR, TYGER WATERFRONT, BELLVILLE
8.	P O BOX 2087, BELLVILLE, 7535
9.	SA
10.	BUSINESS MANAGER
11.	YES
12.	N/A

1.	LAMPRECHT
2.	PETER CHRISTIAANSEN
3.	N/A
4.	Year Jaar / Month Maand / Day Dag: 4 2 0 9 2 1 5 1 1 4 0 8 6
5. (a)	2002-05-01
(b)	DIRECTOR
6.	OLD RECTORY, 7 CHURCH STREET, BELVIDERE, KNYSNA, 6570
7.	N/A
8.	P O BOX 3015, KNYSNA, 6570
9.	SA
10.	ACTUARY
11.	YES
12.	N/A

1.	MOLOBI
2.	ERIC
3.	N/A
4.	Year Jaar / Month Maand / Day Dag: 4 5 0 6 0 5 5 4 9 2 0 8 8
5. (a)	2004-07-01
(b)	DIRECTOR
6.	31 GERARD STREET, OBSERVATORY, 2198
7.	KAGISO HOUSE, 16 FRICKER ROAD, ILLOVO, 2196
8.	P O BOX 55276, NORTHLANDS, 2116
9.	SA
10.	BUSINESSMAN
11.	YES
12.	N/A

Registration No. of company
Registrasie No. van maatskappy

FOR KEY TO PARTICULARS, SEE PAGE 1/VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1

2000/031756/06

1.	SANGQU
2.	ANDILE HESPERUS
3.	N/A
4.	Year Jaar / Month Maand / Day Dag: 6 6 1 0 0 2 5 9 6 1 0 8 7
5. (a)	2004-07-01
(b)	ALTERNATE DIRECTOR
6.	86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070
7.	KAGISO HOUSE, 16 FRICKER ROAD, ILLOVO, 2196
8.	P O BOX 55276, NORTHLANDS, 2116
9.	S A
10.	COMPANY DIRECTOR
11.	YES
12.	N/A

1.	NJEKE
2.	MFUNDISO JOHNSON NTABANKULU
3.	N/A
4.	Year Jaar / Month Maand / Day Dag: 5 8 1 1 1 4 5 8 9 4 0 8 0
5. (a)	2004-07-01
(b)	DIRECTOR
6.	25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196
7.	KAGISO HOUSE, 16 FRICKER ROAD, ILLOVO, 2196
8.	P O BOX 55276, NORTHLANDS, 2116
9.	S A
10.	COMPANY DIRECTOR
11.	YES
12.	N/A

B. Auditor /Ouditeur

1. Name /Naam	PRICEWATERHOUSECOOPERS INC
2. Date of appointment /Datum van aanstelling	2000-12-31
3. Nature of change in 1 and 2 above and date/ Aard van verandering in 1 en 2 hierbo en datum.	N/A

(To be completed by company.)

CM29

Return of particulars of company's register of directors, auditors and officers
Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/

Dated
Gedateer 2005-03-03

Name of company
Naam van Maatskappy METROPOLITAN HOLDINGS LTD
(M VAN DYK PdC 6/2)

Postal address
Posadres P O BOX 2212
BELLVILLE
7535

Date received
Datum ontvang

Date stamp of Companies Registration Office/
Datumstempel van registrasiekantoor vir Maatskappye

Registration No. of company
Registrasie No. van maatskappy

2000/031756/06

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Surname/Van	GOBODO-MBOMVU
2. Full forenames/Volle voorname	BONGIWE
3. Former surname and forenames/Vorige van en voorname	N/A
4. Identity number or, if not available, date of birth/ Identiteitsnomer of, indien nie beskikbaar nie, geboortedatum	Year/Jaar Month/Maand Day/Dag 6 7 0 2 2 6 0 4 6 9 0 8 0
5. (a) Date of appointment/Datum van aanstelling	2002-02-01
(b) Designation /Betiteling	COMPANY SECRETARY
6. Adres van geregistreerde kantoor, en registrasienommer, indien Beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	N/A
7. Residential address/Woonadres	3 CONSTANTIA ROAD, PANORAMA, 7500
8. Business address/Besigheidsadres	PARC DU CAP, MISPEL ROAD, BELLVILLE, 7530
9. Postal address/Posadres	P O BOX 2212, BELLVILLE, 7535
10. Nationality/Nasionaliteit (If not South African/Indien nie Suid-Afrikaans nie)	SA
11. Occupation/Beroep	ATTORNEY
12. Resident in Republic/In Suid-Afrika woonagtig Yes or No/Ja of Nee	YES
13. Nature of change in 1 to 6 above and date/ Aard van verandering in 1 tot 6 hierbo en datum	N/A

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE ABOVE

1.	
2.	
3.	
4.	Year/Jaar Month/Maand Day/Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Year/Jaar Month/Maand Day/Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

CM29

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

RECEIVED
2005 APR -7 P 3:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 25/04/2005

Our Reference: 15293558
Box: **64651**
Sequence: **7**

METROPOLITAN HOLDINGS
P O BOX 2212
BELLVILLE
7535

RE: Amendment to Company Information
Company Number: 2000/031756/06
Company Name: METROPOLITAN HOLDINGS

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 16/03/2005.

The CM29 was accepted and placed on file.

The following change was effected:
Change Record
Surname = SPECKMANN
First Names = PRESTON EUGENE
Status = Active

The following change was effected:
Change Record
Surname = SITHOLE
First Names = ABEL MOFFAT
Status = Active

The following change was effected:
Change Record
Surname = BUTHELEZI
First Names = NTUTHUKOYEZWE ZUZIFA
Status = Active

The following change was effected:
Change Record
Surname = ESTERHUYSE
First Names = WILLEM PETRUS
Status = Active

The following change was effected:
Change Record
Surname = MULLER
First Names = SYDNEY ALAN
Status = Active

The following change was effected:
Change Record
Surname = NEWBURY
First Names = JOHN ERNEST
Status = Active

The following change was effected:
Change Record
Surname = SMITH
First Names = MARTHINUS LUTHER
Status = Active

2 SWIFT LANE, STEE

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

CM 29

Maatskappywet, 1973, Art, 216(2), 276, 322(1), 325(1) en
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
P.O. Box 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec, 216(2), 276, 325(1), 322(1) and 327(1).
COMPANIES REGISTRATION OFFICE
Deparment of Commerce
Zanza Building 116 Proes Street Pretoria 0002
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of Company
2000/031756/06

METROPOLITAN HOLDINGS LTD
P O BOX 2212
BELLVILLE
7535

Opgawe van besonderhede soos op/
Return of particulars as at 2005-03-16

Verklaring/Statement

Ek, ______________________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, en dat daar volgens die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie.

I, BONGIWE GOBODO-MBOMVU
(name of director or officer)
state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, and that according thereto the directors or officers are not disqualified under section 218 or 219.

Onderteken
Signed [signature]

Datum:
Date: 2005-03-16

A. Directors /Direkteure

KEY TO PERSONAL PARTICULARS REQUIRED/ SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG	PERSONAL PARTICULARS/ PERSOONLIKE BESONDERHEDE
1. Surname/Van	DOYLE
2. Full forenames/Volle voorname	PETER RAYMOND
3. Former surname and forenames/Vorige van en voorname	N/A
4. Identity number or, if not available, date of birth/ Identiteitsnomer of, indien nie beskikbaar nie, geboortedatum	Year/Jaar Month/Maand Day/Dag: 5 5 0 7 1 9 5 0 9 2 0 0 1
5. (a) Date of appointment/Datum van aanstelling	2001-09-21
(b) Designation /Betiteling	GROUP CHIEF EXECUTIVE
6. Residential address/Woonadres	9 CROFT ROAD, CONSTANTIA, 7800
7. Business address/Besigheidsadres	PARC DU CAP, MISPEL ROAD, BELLVILLE, 7530
8. Postal address/Posadres	P O BOX 2212, BELLVILLE, 7535
9. Nationality/Nasionaliteit	S A
(If not South African/Indien nie Suid-Afrikaans nie)	
10. Occupation/Beroep	ACTUARY
11. Resident in Republic/In Suid-Afrika woonagtig Yes or No/Ja of Nee	YES
12. Nature of change in 1 to 5 above and date/ Aard van verandering in 1 tot 5 hierbo en datum	N/A

Registration No. of company
Registrasie No. van maatskappy

FOR KEY TO PARTICULARS, SEE PAGE 1/VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1

2000/031756/06

1.	SITHOLE
2.	ABEL MOFFAT
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 6 2 1 2 2 5 6 0 5 9 0 8 5
5. (a)	2001-09-21
(b)	EXECUTIVE DIRECTOR
6.	12 MELKHOUT CRESCENT, PLATTEKLOOF, PAROW, 7500
7.	PARC DU CAP, MISPEL ROAD, BELLVILLE, 7530
8.	P O BOX 2212, BELLVILLE, 7535
9.	S A
10.	CEO - EMPLOYEE BENEFITS
11.	YES
12.	N/A

1.	SPECKMANN
2.	PRESTON EUGENE
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 5 6 1 2 1 4 5 1 3 9 0 8 2
5. (a)	2001-07-30
(b)	EXECUTIVE DIRECTOR
6.	42 PORTERVILLE ROAD, WELGELEGEN, 7500
7.	PARC DU CAP, MISPEL ROAD, BELLVILLE, 7530
8.	P O BOX 2212, BELLVILLE, 7535
9.	S A
10.	CHARTERED ACCOUNTANT
11.	YES
12.	N/A

1.	NEWBURY
2.	JOHN ERNEST
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 4 2 0 6 2 1 5 0 0 8 0 8 6
5. (a)	2001-09-21
(b)	DIRECTOR
6.	50A THIRD AVENUE, ILLOVO, 2196
7.	19 IMPALA RD, CNR PROTEA & IMPALA RDS, CHISLEHURSTON, SANDTON, 2196
8.	P O BOX 911, NORTHLANDS, 2116
9.	S A
10.	BUSINESSMAN
11.	YES
12.	N/A

1.	MULLER
2.	SYDNEY ALAN
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 4 8 1 0 1 7 5 1 1 2 0 0 0
5. (a)	2001-09-21
(b)	DIRECTOR
6.	2 SWIFT LANE, STEENBERG ESTATE, TOKAI RD, TOKAI, 7945
7.	N/A
8.	2 SWIFT LANE, STEENBERG ESTATE, TOKAI RD, TOKAI, 7945
9.	S A
10.	BUSINESSMAN
11.	YES
12.	N/A

1.	SMITH
2.	MARTHINUS LUTHER
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 4 0 0 7 2 2 5 0 7 6 0 8 3
5. (a)	2001-09-21
(b)	DIRECTOR
6.	11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550
7.	N/A
8.	11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550
9.	S A
10.	ACTUARY
11.	YES
12.	N/A

1.	NJEKE
2.	MFUNDISO JOHNSON NTABANKULU
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag 5 8 1 1 1 4 5 8 9 4 0 8 0
5. (a)	2004-07-01
(b)	DIRECTOR
6.	25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196
7.	KAGISO HOUSE, 16 FRICKER ROAD, ILLOVO, 2196
8.	P O BOX 55276, NORTHLANDS, 2116
9.	S A
10.	COMPANY DIRECTOR
11.	YES
12.	N/A

Registration No. of company
Registrasie No. van maatskappy

FOR KEY TO PARTICULARS, SEE PAGE 1/VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1

2000/031756/06

1.	BUTHELEZI
2.	NTUTHUKOYEZWE ZUZIFA
3.	N/A
4.	Year Jaar / Month Maand / Day Dag: 5 5 0 1 1 6 5 1 7 7 0 8 2
5. (a)	2001-09-21
(b)	DIRECTOR
6.	7 SAVANNAH, KINGSWOOD CRES, RIVER CLUB, SANDTON, 2196
7.	WOODMEAD O/P, STIRRUP LANE, WOODMEAD, SANDTON, 2196
8.	P O BOX 3627, RIVONIA, 2128
9.	SA
10.	BUSINESS DEVELOPMENT DIRECTOR
11.	YES
12.	N/A

1.	ESTERHUYSE
2.	WILLEM PETRUS
3.	N/A
4.	Year Jaar / Month Maand / Day Dag: 3 6 0 8 1 9 5 0 6 9 0 0 7
5. (a)	2001-09-21
(b)	DIRECTOR
6.	26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH, 7600
7.	N/A
8.	26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH, 7600
9.	SA
10.	PROFESSOR
11.	YES
12.	N/A

1.	SONN
2.	FRANKLIN ABRAHAM
3.	N/A
4.	Year Jaar / Month Maand / Day Dag: 3 9 1 0 1 1 5 0 8 6 0 8 1
5. (a)	2001-09-21
(b)	DIRECTOR
6.	36 PLETTENBERG STREET, WELGEMOED, 7530
7.	GROUND FL, SOUTH GATE O/P, CARL CRONJE DR, TYGER WATERFRONT, BELLVILLE
8.	P O BOX 2087, BELLVILLE, 7535
9.	SA
10.	DIRECTOR OF COMPANIES & BUSINESSMAN
11.	YES
12.	N/A

1.	VAN REENEN
2.	JOHANNES CORNELIUS
3.	N/A
4.	Year Jaar / Month Maand / Day Dag: 5 5 0 3 0 1 5 0 5 0 0 8 9
5. (a)	2001-12-01
(b)	DIRECTOR
6.	4 DAHLIA ROAD, WELGEDACHT, 7538
7.	GROUND FL, SOUTH GATE O/P, CARL CRONJE DR, TYGER WATERFRONT, BELLVILLE
8.	P O BOX 2087, BELLVILLE, 7535
9.	SA
10.	BUSINESS MANAGER
11.	YES
12.	N/A

1.	LAMPRECHT
2.	PETER CHRISTIAANSEN
3.	N/A
4.	Year Jaar / Month Maand / Day Dag: 4 2 0 9 2 1 5 1 1 4 0 8 6
5. (a)	2002-05-01
(b)	DIRECTOR
6.	OLD RECTORY, 7 CHURCH STREET, BELVIDERE, KNYSNA, 6570
7.	N/A
8.	P O BOX 3015, KNYSNA, 6570
9.	SA
10.	ACTUARY
11.	YES
12.	N/A

1.	MOLOBI
2.	ERIC
3.	N/A
4.	Year Jaar / Month Maand / Day Dag: 4 5 0 6 0 5 5 4 9 2 0 8 8
5. (a)	2004-07-01
(b)	DIRECTOR
6.	31 GERARD STREET, OBSERVATORY, 2198
7.	KAGISO HOUSE, 16 FRICKER ROAD, ILLOVO, 2196
8.	P O BOX 55276, NORTHLANDS, 2116
9.	SA
10.	BUSINESSMAN
11.	YES
12.	N/A

Registration No. of company
Registrasie No. van maatskappy

FOR KEY TO PARTICULARS, SEE PAGE 1/VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 | 2000/031756/06

1.	SANGQU
2.	ANDILE HESPERUS
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag: 6 6 1 0 0 2 5 9 6 1 0 8 7
5. (a)	2004-07-01
(b)	ALTERNATE DIRECTOR
6.	86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070
7.	KAGISO HOUSE, 16 FRICKER ROAD, ILLOVO, 2196
8.	P O BOX 55276, NORTHLANDS, 2116
9.	S A
10.	COMPANY DIRECTOR
11.	YES
12.	N/A

1.	JAKOET
2.	FATIMA
3.	nee DANIELS
4.	Year/Jaar Month/Maand Day/Dag: 6 0 0 7 1 1 0 0 0 4 0 8 1
5. (a)	2005-03-11
(b)	DIRECTOR
6.	36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764
7.	36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764
8.	36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764
9.	S A
10.	CHARTERED ACCOUNTANT (SA)
11.	YES
12.	APPOINTMENT 2005-03-11

1.	MABASO
2.	SINDISIWE NTOMBENHLE
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag: 6 9 0 8 1 4 0 2 8 9 0 8 1
5. (a)	2005-03-11
(b)	DIRECTOR
6.	20 CORAL PLACE, SCHOOL ROAD, MORNINGSIDE, SANDTON, 2057
7.	20 CORAL PLACE, SCHOOL ROAD, MORNINGSIDE, SANDTON, 2057
8.	P O BOX 3555, RIVONIA, 2128
9.	S A
10.	FINANCIAL & RISK MANAGEMENT CONSULTANT
11.	YES
12.	APPOINTMENT 2005-03-11

1.	NDAMASE
2.	BULELWA
3.	N/A
4.	Year/Jaar Month/Maand Day/Dag: 7 1 0 3 3 0 0 5 9 4 0 8 7
5. (a)	2005-03-11
(b)	DIRECTOR
6.	6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051
7.	SUITE 1002, 10TH FLOOR, NEDBANK CENTRE, DURBAN CLUB PLACE, 303 SMITH STREET, DURBAN, 4001
8.	P O BOX 181061, DALBRIDGE, 4014
9.	S A
10.	ATTORNEY
11.	YES
12.	APPOINTMENT 2005-03-11

1.	
2.	
3.	
4.	Year/Jaar Month/Maand Day/Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Year/Jaar Month/Maand Day/Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

Registration No. of company
Registrasie No. van maatskappy

FOR KEY TO PARTICULARS, SEE PAGE 1/VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1

2000/031756/06

1.	
2.	
3.	
4.	Year Jaar / Month Maand / Day Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Year Jaar / Month Maand / Day Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

B. Auditor /Ouditeur

1. Name /Naam	PRICEWATERHOUSECOOPERS INC
2. Date of appointment /Datum van aanstelling	2000-12-31
3. Nature of change in 1 and 2 above and date/ Aard van verandering in 1 en 2 hierbo en datum.	N/A

(To be completed by company.)
CM29

Return of particulars of company's register of directors, auditors and officers
Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/
Dated
Gedateer 2005-03-16

Name of company
Naam van Maatskappy METROPOLITAN HOLDINGS LTD
(M VAN DYK PdC 6/2)

Postal address
Posadres
P O BOX 2212
BELLVILLE
7535

Date received
Datum ontvang

Date stamp of Companies Registration Office/
Datumstempel van registrasiekantoor vir Maatskappye

Registration No. of company
Registrasie No. van maatskappy

2000/031756/06

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Surname/Van	GOBODO-MBOMVU
2. Full forenames/Volle voorname	BONGIWE
3. Former surname and forenames/Vorige van en voorname	N/A
4. Identity number or, if not available, date of birth/ Identiteitsnomer of, indien nie beskikbaar nie, geboortedatum	Year/Jaar Month/Maand Day/Dag 6 7 0 2 2 6 0 4 6 9 0 8 0
5. (a) Date of appointment/Datum van aanstelling	2002-02-01
(b) Designation /Betiteling	COMPANY SECRETARY
6. Adres van geregistreerde kantoor, en registrasienommer, indien Beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	N/A
7. Residential address/Woonadres	3 CONSTANTIA ROAD, PANORAMA, 7500
8. Business address/Besigheidsadres	PARC DU CAP, MISPEL ROAD, BELLVILLE, 7530
9. Postal address/Posadres	P O BOX 2212, BELLVILLE, 7535
10. Nationality/Nasionaliteit (If not South African/Indien nie Suid-Afrikaans nie)	SA
11. Occupation/Beroep	ATTORNEY
12. Resident in Republic/In Suid-Afrika woonagtig Yes or No/Ja of Nee	YES
13. Nature of change in 1 to 6 above and date/ Aard van verandering in 1 tot 6 hierbo en datum	N/A

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE ABOVE

1.	
2.	
3.	
4.	Year/Jaar Month/Maand Day/Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Year/Jaar Month/Maand Day/Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

COMPANIES AND INTELLECTUAL
PROPERTY REGISTRATION OFFICE

Date: 22/06/2005

Our Reference: 15407410
Box: **66522**
Sequence: **67**

METROPOLITAN HOLDINGS
P O BOX 2212
BELLVILLE
7535

RE: Amendment to Company Information
Company Number: 2000/031756/06
Company Name: METROPOLITAN HOLDINGS

We have received a CM34 (Lodgment of financial statements, interim reports or provisional reports) from you dated 31/12/2004.

The CM34 was accepted and placed on file.

Yours truly

Registrar of Companies

WLI

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Lodgment of financial statements / Interim reports

[Sections 302 (4)(a), 302 (4)(b), 306, 329 (2), (3), (5)]

(To be lodged when company sends notice to members)

Registration No. of company

2000/031756/06

Name of holding company METROPOLITAN HOLDINGS LTD

Names of subsidiaries (if any)		Registration Nos.	
Names of subsidiaries (if any)	METROPOLITAN LIFE LTD	Registration Nos.	1949/0324[illegible]1/06
Names of subsidiaries (if any)		Registration Nos.	
Names of subsidiaries (if any)		Registration Nos.	
Names of subsidiaries (if any)		Registration Nos.	
Names of subsidiaries (if any)		Registration Nos.	
Names of subsidiaries (if any)		Registration Nos.	
Names of subsidiaries (if any)		Registration Nos.	
Names of subsidiaries (if any)		Registration Nos.	
Names of subsidiaries (if any)		Registration Nos.	
Names of subsidiaries (if any)		Registration Nos.	
Names of subsidiaries (if any)		Registration Nos.	
Names of subsidiaries (if any)		Registration Nos.	
Names of subsidiaries (if any)		Registration Nos.	
Names of subsidiaries (if any)		Registration Nos.	
Names of subsidiaries (if any)		Registration Nos.	

The following documents are lodged herewith:

†~~Annual financial statements~~ / †group annual financial statements [in terms of section 302 (4)(a) ~~/ †329 (3) / †329 (5)~~ of the Act] for the financial year ended 31 DECEMBER 20 04

~~†Annual financial statements in terms of section 302 (4)(b) of the Act for the financial year ended~~ 20

~~†Interim report in terms of section 306 / †329 (2) of the Act for the half year ended~~ 20

~~†Provisional annual financial statements in terms of section 306 of the Act for the financial year ended~~ 20

Rubber stamp of company, if any, or of secretaries.

* N.B. - Complete if annual financial statements in respect of subsidiaries are lodged.

†Delete whichever is not applicable.

(To be completed by company.)

Lodgment of / ~~†annual financial statements~~ / †group annual financial statements ~~and †annual financial statements of subsidiaries / †provisional annual financial statements / †interim report~~ for financial year / ~~†half year~~ ended 31 DECEMBER 20 04

Name of company METROPOLITAN HOLDINGS LTD
(M VAN DYK PdC 6/2)

Postal address P O BOX 2212
BELLVILLE
7535

Received
Registrar of Companies
Date stamp of Companies Registration Office

Not valid unless stamped by Registrar of Companies.

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

RECEIVED
2006 APR -7 P 3:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Registration No. of company

2000/031756/06

Name of company **METROPOLITAN HOLDINGS LIMITED**

1. Date of allotment of shares **5 December 2005**

2. Authorised capital of company:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
1 000 000 000	ORDINARY	0,0001 CENT	R 1000.00
75 842 650	"A1" PREFERENCE	0,0001 CENT	R 75.84265
12 700 000	"A2" PREFERENCE	0,0001 CENT	R 12.70
40 000 000	"A3" PREFERENCE	0,0001 CENT	R40.000000
1 128 542 650	Total	Total	R 1 128.542650

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
7	Ordinary	0,0001 CENT	R 0.000007
7	Total	Total	R 0.000007

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
642 402 603	ORDINARY	0,0001 CENT	R 1.245519	R 800 124 625.278902	R 642.402603
75 842 650	A1 PREFERENCE	0,0001 CENT	R 7.119999	R 539 999 592.15735	R 75.84265
12 700 000	A2 PREFERENCE	0,0001 CENT	R 10.179999	R 129 285 987.30	R 12.70
34 381 139	A3 PREFERENCE	0,0001 CENT	R 10.179999	R 349 999 960.618861	R 34.381139
765 326 392	**Total**		Total	1 819 410 165.355113	R 765.326392

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R	765.326392
Stated capital	R	0.00
Premium account	R	1 819 410 165.355113
Total issued capital	R	1 819 410 930.681505

Certified correct.

Date 5 December 2005 Signature ______________________

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated ______________________

Name of Company METROPOLITAN HOLDINGS LIMITED

Postal Address PARC DU CAP 7

MISPEL ROAD

BELLVILLE, 7530

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

COMPANIES AND INTELLECTUAL
PROPERTY REGISTRATION OFFICE

RECEIVED
2006 APR -7 P 3:

Submission Receipt

This is to certify that we have recieved your electronic submission of the CM29 document on 9/19/2005 9:46:27 AM . Your electronic lodgement has been referenced as # 4979882

Enterprise Details

Description:	Contents of Register of Directors, Auditors, Officers
Registration Number of Company:	2000/031756/06
Name of Company:	METROPOLITAN HOLDINGS

Director/Officer

Surname	SPECKMANN
Full forenames	PRESTON EUGENE
ID/Passport Number	5612145139082 **Birth Date** 14 DECEMBER 1956
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	30 JULY 2001
Occupation	CHARTERED ACCOUNTANT
Designation	DIRECTOR

Residential Address
72 KANONNIER CRESCENT
KANONBERG
7530

Business Address
PARC DU CAP
7 MISPEL ROAD
BELLVILLE
7530

Postal Address
P O BOX 2212
BELLVILLE
7535

Nature of Change
CHANGE OF ADDRESS

Status Change ACTIVE

Director/Officer

Surname	DOYLE
Full forenames	PETER RAYMOND
ID/Passport Number	5507195092001 **Birth Date** 19 JULY 1955
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	21 SEPTEMBER 2001
Occupation	ACTUARY
Designation	DIRECTOR

Residential Address
9 CROFT ROAD
CONSTANTIA
CAPE

Business Address
PARC DU CAP
7 MISPEL ROAD
BELLVILLE

7800

7530

Postal Address
P O BOX 2212
BELLVILLE

7535

Nature of Change
NO CHANGE

Status Change ACTIVE

Director/Officer

Surname	SITHOLE
Full forenames	ABEL MOFFAT
ID/Passport Number	6212256059085 **Birth Date** 25 DECEMBER 1962
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	21 SEPTEMBER 2001
Occupation	CEO-EMPLOYEE BENEFITS
Designation	DIRECTOR

Residential Address
12 MELKHOUT CRESCENT
PLATTEKLOOF
PAROW

7500

Business Address
PARC DU CAP
MISPEL ROAD
BELLVILLE

7530

Postal Address
PO BOX 2212
BELLVILLE

7535

Nature of Change
NO CHANGE

Status Change ACTIVE

Director/Officer

Surname	BUTHELEZI
Full forenames	NTUTHUKOYEZWE ZUZIFA
ID/Passport Number	5501165177082 **Birth Date** 16 JANUARY 1955
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	21 SEPTEMBER 2001
Occupation	BUSINESS DEVELOPMENT DIRECTOR
Designation	DIRECTOR

Residential Address
7 SAVANNAH,KINGSWOOD CRESCENT
RIVER CLUB
SANDTON

2196

Business Address
WOODMEAD OFFICE PARK
STIRRUP LANE
WOODMEAD
SANDTON
2196

Postal Address
P O BOX 3627
RIVONIA

2128

Nature of Change
RESIGNATION

Status Change RESIGNED 2005-09-13

Director/Officer

Surname	ESTERHUYSE	
Full forenames	WILLEM PETRUS	
ID/Passport Number	3608195069007	Birth Date 19 AUGUST 1936
Nationality	SOUTH AFRICA RSA Resident	
Date of Appointment	21 SEPTEMBER 2001	
Occupation	PROFESSOR	
Designation	DIRECTOR	

Residential Address
26 SERURIA STREET
PARADYSKLOOF
STELLENBOSCH

7600

Business Address
26 SERURIA STREET
PARADYSKLOOF
STELLENBOSCH

7600

Postal Address
26 SERURIA STREET
PARADYSKLOOF
STELLENBOSCH

7600

Nature of Change
NO CHANGE

Status Change ACTIVE

Director/Officer

Surname	MULLER	
Full forenames	SYDNEY ALAN	
ID/Passport Number	4810175112000	Birth Date 17 OCTOBER 1948
Nationality	SOUTH AFRICA RSA Resident	
Date of Appointment	21 SEPTEMBER 2001	
Occupation	BUSINESSMAN	
Designation	DIRECTOR	

Residential Address
2 SWIFT LANE
STEENBERG ESTATE
TOKAI RFOAD,TOKAI

7945

Business Address
2 SWIFT LANE
STEENBERG ESTATE
TOKAI RFOAD,TOKAI

7945

Postal Address
2 SWIFT LANE
STEENBERG ESTATE
TOKAI RFOAD,TOKAI

7945

Nature of Change
NO CHANGE

Status Change ACTIVE

Director/Officer

Surname	NEWBURY	
Full forenames	JOHN ERNEST	
ID/Passport Number	4206215008086	Birth Date 21 JUNE 1942
Nationality	SOUTH AFRICA RSA Resident	
Date of Appointment	21 SEPTEMBER 2001	
Occupation	BUSINESSMAN	
Designation	DIRECTOR	

Residential Address	Business Address
50A THIRD AVENUE ILLOVO 2196	19 IMPALA ROAD CNR PROTEA & IMPALA ROADS CHISLEHURSTON SANDTON 2196

Postal Address	Nature of Change
PO BOX 911 ILLOVO 2116	NO CHANGE

Status Change ACTIVE

Director/Officer

Surname	SMITH
Full forenames	MARTHINUS LUTHER
ID/Passport Number	4007225076083 **Birth Date** 22 JULY 1940
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	01 SEPTEMBER 2001
Occupation	ACTUARY
Designation	DIRECTOR

Residential Address	Business Address
11 MAGNOLIA CRESCENT VALMARY PARK DURBANVILLE 7550	11 MAGNOLIA CRESCENT VALMARY PARK DURBANVILLE 7550

Postal Address	Nature of Change
11 MAGNOLIA CRESCENT VALMARY PARK DURBANVILLE 7550	NO CHANGE

Status Change ACTIVE

Director/Officer

Surname	SONN
Full forenames	FRANKLIN ABRAHAM
ID/Passport Number	3910115086081 **Birth Date** 11 OCTOBER 1939
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	21 SEPTEMBER 2001
Occupation	DIRECTOR OF COMPANIES AND BUSINESSMAN
Designation	DIRECTOR

Residential Address	Business Address
36 PLETTENBERG STREET WELGEMOED 7530	GROUND FLOOR SOUTH GATE OFFICE PARK CARL CRONJE DRIVE WATERFRONT,BELLVILLE 7530

Postal Address	Nature of Change
PO BOX 2087 BELLVILLE	NO CHANGE

7535

Status Change: ACTIVE

Director/Officer

Surname	VAN REENEN
Full forenames	JOHANNES CORNELIUS
ID/Passport Number	5503015050089 **Birth Date** 01 MARCH 1955
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	01 DECEMBER 2001
Occupation	BUSINESS MANAGER
Designation	DIRECTOR

Residential Address
4 DAHLIA ROAD
WELGEDACHT
7538

Business Address
17 TERMO AVENUE
TECHNOPARK
STELLENBOSCH
7600

Postal Address
PO BOX 6711
WELGEMOED
7538

Nature of Change
CHANGE OF ADDRESS

Status Change: ACTIVE

Director/Officer

Surname	LAMPRECHT
Full forenames	PETER CHRISTIAANSEN
ID/Passport Number	4209215114086 **Birth Date** 21 SEPTEMBER 1942
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	01 MAY 2002
Occupation	ACTUARY
Designation	DIRECTOR

Residential Address
C5 FAIRMILE
THESENS ISLAND
KNYSNA
6570

Business Address
C5 FAIRMILE
THESENS ISLAND
KNYSNA
6570

Postal Address
PO BOX 3015
KNYSNA
6570

Nature of Change
NO CHANGE

Status Change: ACTIVE

Director/Officer

Surname	MOLOBI
Full forenames	ERIC
ID/Passport Number	4506055492088 **Birth Date** 05 JUNE 1945
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	01 JULY 2004

Occupation	BUSINESSMAN
Designation	DIRECTOR

Residential Address
31 GERARD STREET
OBSERVATORY
2198

Business Address
KAGISO HOUSE
16 FRICKER ROAD
ILLOVO
2196

Postal Address
P O BOX 55276
NORTHLANDS
2116

Nature of Change
NO CHANGE

Status Change	ACTIVE

Director/Officer

Surname	NJEKE
Full forenames	MFUNDISO JOHNSON NTABANKULU
ID/Passport Number	5811145894080 **Birth Date** 14 NOVEMBER 1958
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	01 JULY 2004
Occupation	COMPANY DIRECTOR
Designation	DIRECTOR

Residential Address
25 RIESLING CRESCENT
HURLINGHAM MANOR
2196

Business Address
KAGISO HOUSE
16 FRICKER ROAD
ILLOVO
2196

Postal Address
P O BOX 55276
NORTHLANDS
2116

Nature of Change
NO CHANGE

Status Change	ACTIVE

Director/Officer

Surname	JAKOET
Full forenames	FATIMA
ID/Passport Number	6007110004081 **Birth Date** 11 JULY 1960
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	11 MARCH 2005
Occupation	CHARTERED ACCOUNTANT
Designation	DIRECTOR

Residential Address
36 WINTER CRESCENT
GREENHAVEN
ATHLONE
7764

Business Address
36 WINTER CRESCENT
GREENHAVEN
ATHLONE
7764

Nature of Change
NO CHANGE

Postal Address
36 WINTER CRESCENT

GREENHAVEN
ATHLONE

7764

Status Change	ACTIVE

Director/Officer

Surname	MABASO
Full forenames	SINDISIWE NTOMBENHLE
ID/Passport Number	6908140289081 **Birth Date** 14 AUGUST 1969
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	11 MARCH 2005
Occupation	FINANCIAL & RISK MANAGEMENT CONSULTANT
Designation	DIRECTOR

Residential Address
20 CORAL PLACE
SCHOO ROAD
MORNINGSIDE
SANDTO
2146

Business Address
20 CORAL PLACE
SCHOO ROAD
MORNINGSIDE
SANDTO
2146

Postal Address
P O BOX 3555
RIVONIA

2128

Nature of Change
NO CHANGE

Status Change	ACTIVE

Director/Officer

Surname	NDAMASE
Full forenames	BULELWA
ID/Passport Number	7103300594087 **Birth Date** 30 MARCH 1971
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	11 MARCH 2005
Occupation	ATTORNEY
Designation	DIRECTOR

Residential Address
6 GLEN-GARRY
8 CHURCHILL AVENUE
LA LUCIA RIDGE

4051

Business Address
SUITE 1002, 10TH FLOOR
NEDBANK CENTRE
DURBAN CLUB PLACE
303 SMITH STREET , DURBAN
4001

Postal Address
P O BOX 181061
DALBRIDGE

4014

Nature of Change
NO CHANGE

Status Change	ACTIVE

Director/Officer

Surname	PEAD
Full forenames	DEREK HOWARD
ID/Passport Number	5008255109082 **Birth Date** 25 AUGUST 1950

Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	13 SEPTEMBER 2005
Occupation	
Designation	DIRECTOR

Residential Address
501 VUE DE LA RIVE
CHURCHILL CLOSE
TYGERFALLS
BELLVILLE
7530

Business Address
PARC DU CAP
MISPEL ROAD
BELLVILLE

7530

Postal Address
P O BOX 2212
BELLVILLE

7535

Nature of Change
NO CHANGE

Status Change ACTIVE

Applicant Details

Name:	BONGIWE GOBODO MBOMVU
Applicant Address:	P O BOX 2212 BELLVILLE 7535
Comment or Request:	______________________
Signature:	______________________

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Submission Receipt

This is to certify that we have recieved your electronic submission of the CM29 document on 10/17/2005 9:12:35 AM . Your electronic lodgement has been referenced as # 41076558

Enterprise Details

Description:	Contents of Register of Directors, Auditors, Officers
Registration Number of Company:	2000/031756/06
Name of Company:	METROPOLITAN HOLDINGS

Director/Officer

Surname	SPECKMANN
Full forenames	PRESTON EUGENE
ID/Passport Number	5612145139082 **Birth Date** 14 DECEMBER 1956
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	30 JULY 2001
Occupation	CHARTERED ACCOUNTANT
Designation	DIRECTOR

Residential Address
72 KANONNIER CRESCENT
KANONBERG
7530

Business Address
PARC DU CAP
7 MISPEL ROAD
BELLVILLE
7530

Postal Address
P O BOX 2212
BELLVILLE
7535

Nature of Change
NO CHANGE

Status Change	ACTIVE

Director/Officer

Surname	DOYLE
Full forenames	PETER RAYMOND
ID/Passport Number	5507195092001 **Birth Date** 19 JULY 1955
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	21 SEPTEMBER 2001
Occupation	ACTUARY
Designation	DIRECTOR

Residential Address
9 CROFT ROAD
CONSTANTIA
CAPE

Business Address
PARC DU CAP
7 MISPEL ROAD
BELLVILLE

7800

7530

Postal Address
P O BOX 2212
BELLVILLE

7535

Nature of Change
NO CHANGE

Status Change ACTIVE

Director/Officer

Surname	SITHOLE
Full forenames	ABEL MOFFAT
ID/Passport Number	6212256059085 **Birth Date** 25 DECEMBER 1962
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	21 SEPTEMBER 2001
Occupation	CEO-EMPLOYEE BENEFITS
Designation	DIRECTOR

Residential Address
12 MELKHOUT CRESCENT
PLATTEKLOOF
PAROW

7500

Business Address
PARC DU CAP
MISPEL ROAD
BELLVILLE

7530

Postal Address
PO BOX 2212
BELLVILLE

7535

Nature of Change
NO CHANGE

Status Change ACTIVE

Director/Officer

Surname	ESTERHUYSE
Full forenames	WILLEM PETRUS
ID/Passport Number	3608195069007 **Birth Date** 19 AUGUST 1936
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	21 SEPTEMBER 2001
Occupation	PROFESSOR
Designation	DIRECTOR

Residential Address
26 SERURIA STREET
PARADYSKLOOF
STELLENBOSCH

7600

Business Address
26 SERURIA STREET
PARADYSKLOOF
STELLENBOSCH

7600

Postal Address
26 SERURIA STREET
PARADYSKLOOF
STELLENBOSCH

7600

Nature of Change
NO CHANGE

Status Change ACTIVE

Director/Officer

Surname	MULLER
Full forenames	SYDNEY ALAN
ID/Passport Number	4810175112000 **Birth Date** 17 OCTOBER 1948
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	21 SEPTEMBER 2001
Occupation	BUSINESSMAN
Designation	DIRECTOR

Residential Address
2 SWIFT LANE
STEENBERG ESTATE
TOKAI RFOAD,TOKAI

7945

Business Address
2 SWIFT LANE
STEENBERG ESTATE
TOKAI RFOAD,TOKAI

7945

Postal Address
2 SWIFT LANE
STEENBERG ESTATE
TOKAI RFOAD,TOKAI

7945

Nature of Change
NO CHANGE

Status Change ACTIVE

Director/Officer

Surname	NEWBURY
Full forenames	JOHN ERNEST
ID/Passport Number	4206215008086 **Birth Date** 21 JUNE 1942
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	21 SEPTEMBER 2001
Occupation	BUSINESSMAN
Designation	DIRECTOR

Residential Address
50A THIRD AVENUE
ILLOVO

2196

Business Address
19 IMPALA ROAD
CNR PROTEA & IMPALA ROADS
CHISLEHURSTON
SANDTON
2196

Postal Address
PO BOX 911
ILLOVO

2116

Nature of Change
NO CHANGE

Status Change ACTIVE

Director/Officer

Surname	SMITH
Full forenames	MARTHINUS LUTHER
ID/Passport Number	4007225076083 **Birth Date** 22 JULY 1940
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	01 SEPTEMBER 2001
Occupation	ACTUARY
Designation	DIRECTOR

Residential Address	Business Address
11 MAGNOLIA CRESCENT VALMARY PARK DURBANVILLE 7550	11 MAGNOLIA CRESCENT VALMARY PARK DURBANVILLE 7550

Postal Address	Nature of Change
11 MAGNOLIA CRESCENT VALMARY PARK DURBANVILLE 7550	NO CHANGE

Status Change ACTIVE

Director/Officer

Surname	SONN
Full forenames	FRANKLIN ABRAHAM
ID/Passport Number	3910115086081 **Birth Date** 11 OCTOBER 1939
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	21 SEPTEMBER 2001
Occupation	DIRECTOR OF COMPANIES AND BUSINESSMAN
Designation	DIRECTOR

Residential Address	Business Address
36 PLETTENBERG STREET WELGEMOED 7530	GROUND FLOOR SOUTH GATE OFFICE PARK CARL CRONJE DRIVE WATERFRONT,BELLVILLE 7530

Postal Address	Nature of Change
PO BOX 2087 BELLVILLE 7535	NO CHANGE

Status Change ACTIVE

Director/Officer

Surname	VAN REENEN
Full forenames	JOHANNES CORNELIUS
ID/Passport Number	5503015050089 **Birth Date** 01 MARCH 1955
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	01 DECEMBER 2001
Occupation	BUSINESS MANAGER
Designation	DIRECTOR

Residential Address	Business Address
4 DAHLIA ROAD WELGEDACHT 7538	17 TERMO AVENUE TECHNOPARK STELLENBOSCH 7600

Postal Address	Nature of Change
PO BOX 6711 WELGEMOED	NO CHANGE

7538	
Status Change	ACTIVE

Director/Officer

Surname	LAMPRECHT
Full forenames	PETER CHRISTIAANSEN
ID/Passport Number	4209215114086 **Birth Date** 21 SEPTEMBER 1942
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	01 MAY 2002
Occupation	ACTUARY
Designation	DIRECTOR

Residential Address
C5 FAIRMILE
THESENS ISLAND
KNYSNA
6570

Business Address
C5 FAIRMILE
THESENS ISLAND
KNYSNA
6570

Postal Address
PO BOX 3015
KNYSNA
6570

Nature of Change
NO CHANGE

Status Change	ACTIVE

Director/Officer

Surname	MOLOBI
Full forenames	ERIC
ID/Passport Number	4506055492088 **Birth Date** 05 JUNE 1945
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	01 JULY 2004
Occupation	BUSINESSMAN
Designation	DIRECTOR

Residential Address
31 GERARD STREET
OBSERVATORY
2198

Business Address
KAGISO HOUSE
16 FRICKER ROAD
ILLOVO
2196

Postal Address
P O BOX 55276
NORTHLANDS
2116

Nature of Change
NO CHANGE

Status Change	ACTIVE

Director/Officer

Surname	NJEKE
Full forenames	MFUNDISO JOHNSON NTABANKULU
ID/Passport Number	5811145894080 **Birth Date** 14 NOVEMBER 1958
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	01 JULY 2004

Occupation	COMPANY DIRECTOR
Designation	DIRECTOR

Residential Address
25 RIESLING CRESCENT
HURLINGHAM MANOR
2196

Business Address
KAGISO HOUSE
16 FRICKER ROAD
ILLOVO
2196

Postal Address
P O BOX 55276
NORTHLANDS
2116

Nature of Change
NO CHANGE

Status Change	ACTIVE

Director/Officer

Surname	JAKOET
Full forenames	FATIMA
ID/Passport Number	6007110004081 **Birth Date** 11 JULY 1960
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	11 MARCH 2005
Occupation	CHARTERED ACCOUNTANT
Designation	DIRECTOR

Residential Address
36 WINTER CRESCENT
GREENHAVEN
ATHLONE
7764

Business Address
36 WINTER CRESCENT
GREENHAVEN
ATHLONE
7764

Postal Address
36 WINTER CRESCENT
GREENHAVEN
ATHLONE
7764

Nature of Change
NO CHANGE

Status Change	ACTIVE

Director/Officer

Surname	MABASO
Full forenames	SINDISIWE NTOMBENHLE
ID/Passport Number	6908140289081 **Birth Date** 14 AUGUST 1969
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	11 MARCH 2005
Occupation	FINANCIAL & RISK MANAGEMENT CONSULTANT
Designation	DIRECTOR

Residential Address
20 CORAL PLACE
SCHOO ROAD
MORNINGSIDE
SANDTO
2146

Business Address
20 CORAL PLACE
SCHOO ROAD
MORNINGSIDE
SANDTO
2146

Nature of Change
RESIGNATION

Postal Address
P O BOX 3555

TRIVONIA

2128

Status Change ACTIVE

Director/Officer

Surname	NDAMASE
Full forenames	BULELWA
ID/Passport Number	7103300594087 **Birth Date** 30 MARCH 1971
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	11 MARCH 2005
Occupation	ATTORNEY
Designation	DIRECTOR

Residential Address
6 GLEN-GARRY
8 CHURCHILL AVENUE
LA LUCIA RIDGE

4051

Business Address
SUITE 1002, 10TH FLOOR
NEDBANK CENTRE
DURBAN CLUB PLACE
303 SMITH STREET , DURBAN
4001

Postal Address
P O BOX 181061
DALBRIDGE

4014

Nature of Change
NO CHANGE

Status Change ACTIVE

Director/Officer

Surname	PEAD
Full forenames	DEREK HOWARD
ID/Passport Number	5008255109082 **Birth Date** 25 AUGUST 1950
Nationality	SOUTH AFRICA **RSA Resident**
Date of Appointment	13 SEPTEMBER 2005
Occupation	
Designation	DIRECTOR

Residential Address
501 VUE DE LA RIVE
CHURCHILL CLOSE
TYGERFALLS
BELLVILLE
7530

Business Address
PARC DU CAP
MISPEL ROAD
BELLVILLE

7530

Postal Address
P O BOX 2212
BELLVILLE

7535

Nature of Change
NO CHANGE

Status Change ACTIVE

Applicant Details

Name:	BONGIWE GOBODO MBOMVU
Applicant Address:	P O BOX 2212 BELLVILLE

7535

Comment or Request:

____

____

____

____

____

____

Signature: ______________________________

CM14A

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

RECEIVED

2006 APR -7 P 3:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 10/02/2006

Our Reference: 15902977
Box: **75140**
Sequence: **3**

SEKRETARI
Basket: SEKR01

RE: Amendment to Company Information
Company Number: 2000/031756/06
Company Name: METROPOLITAN HOLDINGS

We have received a CM14A (Return of acquisitions by a Company of shares issued by it/ payments to shareholders) from you dated 15/12/2005.

The CM14A was accepted and placed on file.

Yours truly

Registrar of Companies

PVD

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

Certificate issued by the Registrar of Companies & Close Corporations on Friday, February 10, 2006 01:23
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	**2000 / 031756 / 06**
Enterprise Name	**METROPOLITAN HOLDINGS**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**21/12/2000**
Business Start Date	**21/12/2000**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**December**
Main Business/Main Object	
Postal address	**P O BOX 2212** **BELLVILLE** **7535**
Address of registered office	**PARC DU CAP MISPEL RAOD** **BELLVILL** **7530**

Certificate issued by the Registrar of Companies & Close Corporations on Friday, February 10, 2006 01:23
Certificate of Confirmation

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	2000 / 031756 / 06
Enterprise Name	METROPOLITAN HOLDINGS

Auditors

Name	PRICEWATERHOUSECOOPERS
Postal Address	P O BOX 2799 CAPE TOWN 8000

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
PEAD, DEREK HOWARD	5008255109082	Director	13/09/2005	Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 501 VUE DE LA RIVE, CHURCHILL CLOSE, TYGERFALLS, BELLVILLE, 7530
NDAMASE, BULELWA	7103300594087	Director	11/03/2005	Postal: P O BOX 181061, DALBRIDGE, 4014 Residential: 6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051
MABASO, SINDISIWE NTOMBENHLE	6908140289081	Director	11/03/2005	Postal: P O BOX 3555, RIVONIA, 2128 Residential: 20 CORAL PLACE, SCHOO ROAD, MORNINGSIDE, SANDTO, 2146
JAKOET, FATIMA	6007110004081	Director	11/03/2005	Postal: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 Residential: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764
SANGQU, ANDILE HESPERUS	6610025961087	Alternate Director	01/07/2004	Postal: P O BOX 55276, NORTHLANDS, 2116 Residential: 86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070
NJEKE, MFUNDISO JOHNSON NTABANKULU	5811145894080	Director	01/07/2004	Postal: P O BOX 55276, NORTHLANDS, 2116 Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196
MOLOBI, ERIC	4506055492088	Director	01/07/2004	Postal: P O BOX 55276, NORTHLANDS, 2116 Residential: 31 GERARD STREET, OBSERVATORY, 2198

Certificate issued by the Registrar of Companies & Close Corporations on Friday, February 10, 2006 01:23

Certificate of Confirmation

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
GOBODO-MBOMVU, BONGIWE	6702260469080	Company Secretary (Natural Person)	01/02/2002	Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500
LAMPRECHT, PETER CHRISTIAANSEN	4209215114086	Director	01/05/2002	Postal: PO BOX 3015, KNYSNA, 6570 Residential: C5 FAIRMILE, THESENS ISLAND, KNYSNA, 6570
VAN REENEN, JOHANNES CORNELIUS	5503015050089	Director	01/12/2001	Postal: PO BOX 6711, WELGEMOED, 7538 Residential: 4 DAHLIA ROAD, WELGEDACHT, 7538
SONN, FRANKLIN ABRAHAM	3910115086081	Director	21/09/2001	Postal: PO BOX 2087, BELLVILLE, 7535 Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530
SMITH, MARTHINUS LUTHER	4007225076083	Director	01/09/2001	Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550
NEWBURY, JOHN ERNEST	4206215008086	Director	21/09/2001	Postal: PO BOX 911, ILLOVO, 2116 Residential: 50A THIRD AVENUE, ILLOVO, 2196
MULLER, SYDNEY ALAN	4810175112000	Director	21/09/2001	Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945
ESTERHUYSE, WILLEM PETRUS	3608195069007	Director	21/09/2001	Postal: 26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH, 7600 Residential: 26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH, 7600
SITHOLE, ABEL MOFFAT	6212256059085	Director	21/09/2001	Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 12 MELKHOUT CRESCENT, PLATTEKLOOF, PAROW, 7500
DOYLE, PETER RAYMOND	5507195092001	Director	21/09/2001	Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 9 CROFT ROAD, CONSTANTIA, CAPE, 7800
SPECKMANN, PRESTON EUGENE	5612145139082	Director	30/07/2001	Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 72 KANONNIER CRESCENT, KANONBERG, 7530

CM14A

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

RECEIVED

2006 APR -7 P 3:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 21/11/2005

Our Reference: 15798249
Box: **73054**
Sequence: **21**

SEKRETARI
Basket: SEKR01

RE: Amendment to Company Information
Company Number: 2000/031756/06
Company Name: METROPOLITAN HOLDINGS

We have received a CM14A (Return of acquisitions by a Company of shares issued by it/ payments to shareholders) from you dated 11/11/2005.

The CM14A was accepted and placed on file.

Yours truly

Registrar of Companies

PVD

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

CM14A

Certificate issued by the Registrar of Companies & Close Corporations on Monday, November 21, 2005 10:21
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	**2000 / 031756 / 06**
Enterprise Name	**METROPOLITAN HOLDINGS**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**21/12/2000**
Business Start Date	**21/12/2000**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**December**
Main Business/Main Object	
Postal address	**P O BOX 2212 BELLVILLE 7535**
Address of registered office	**PARC DU CAP MISPEL RAOD BELLVILL 7530**

SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS SOUTH AFRICA

CM14A

Certificate issued by the Registrar of Companies & Close Corporations on Monday, November 21, 2005 10:21
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number **2000 / 031756 / 06**

Enterprise Name **METROPOLITAN HOLDINGS**

Auditors

Name **PRICEWATERHOUSECOOPERS**

Postal Address **P O BOX 2799**

CAPE TOWN

8000

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
PEAD, DEREK HOWARD	5008255109082	Director	13/09/2005	Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 501 VUE DE LA RIVE, CHURCHILL CLOSE, TYGERFALLS, BELLVILLE, 7530
NDAMASE, BULELWA	7103300594087	Director	11/03/2005	Postal: P O BOX 181061, DALBRIDGE, 4014 Residential: 6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051
MABASO, SINDISIWE NTOMBENHLE	6908140289081	Director	11/03/2005	Postal: P O BOX 3555, RIVONIA, 2128 Residential: 20 CORAL PLACE, SCHOO ROAD, MORNINGSIDE, SANDTO, 2146
JAKOET, FATIMA	6007110004081	Director	11/03/2005	Postal: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 Residential: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764
SANGQU, ANDILE HESPERUS	6610025961087	Alternate Director	01/07/2004	Postal: P O BOX 55276, NORTHLANDS, 2116 Residential: 86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070
NJEKE, MFUNDISO JOHNSON NTABANKULU	5811145894080	Director	01/07/2004	Postal: P O BOX 55276, NORTHLANDS, 2116 Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196
MOLOBI, ERIC	4506055492088	Director	01/07/2004	Postal: P O BOX 55276, NORTHLANDS, 2116 Residential: 31 GERARD STREET, OBSERVATORY, 2198

SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS SOUTH AFRICA

Certificate issued by the Registrar of Companies & Close Corporations on Monday, November 21, 2005 10:21

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
GOBODO-MBOMVU, BONGIWE	6702260469080	Company Secretary (Natural Person)	01/02/2002	Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500
LAMPRECHT, PETER CHRISTIAANSEN	4209215114086	Director	01/05/2002	Postal: PO BOX 3015, KNYSNA, 6570 Residential: C5 FAIRMILE, THESENS ISLAND, KNYSNA, 6570
VAN REENEN, JOHANNES CORNELIUS	5503015050089	Director	01/12/2001	Postal: PO BOX 6711, WELGEMOED, 7538 Residential: 4 DAHLIA ROAD, WELGEDACHT, 7538
SONN, FRANKLIN ABRAHAM	3910115086081	Director	21/09/2001	Postal: PO BOX 2087, BELLVILLE, 7535 Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530
SMITH, MARTHINUS LUTHER	4007225076083	Director	01/09/2001	Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550
NEWBURY, JOHN ERNEST	4206215008086	Director	21/09/2001	Postal: PO BOX 911, ILLOVO, 2116 Residential: 50A THIRD AVENUE, ILLOVO, 2196
MULLER, SYDNEY ALAN	4810175112000	Director	21/09/2001	Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945
ESTERHUYSE, WILLEM PETRUS	3608195069007	Director	21/09/2001	Postal: 26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH, 7600 Residential: 26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH, 7600
SITHOLE, ABEL MOFFAT	6212256059085	Director	21/09/2001	Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 12 MELKHOUT CRESCENT, PLATTEKLOOF, PAROW, 7500
DOYLE, PETER RAYMOND	5507195092001	Director	21/09/2001	Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 9 CROFT ROAD, CONSTANTIA, CAPE, 7800
SPECKMANN, PRESTON EUGENE	5612145139082	Director	30/07/2001	Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 72 KANONNIER CRESCENT, KANONBERG, 7530

SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS SOUTH AFRICA

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm CM14A
Form

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS
RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

Registrasienommer van Maatskappy
Registration Number of Company
2000/031756/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -11- 17
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Naam van Maatskappy
Name of Company: Metropolitan Holdings Limited

Acquisition/payment date
Verkrygings/betalingsdatum: 11/11/05

1. Gemagtigde kapitaal van maatskappy-Authorised capital of company:

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
1 000 000 000	Ordinary	0.000001	1 000.000000
75 842 650	Preference	0.000001	75.842650
Totaal / Total: 1 075 842 650		Totaal / Total	1 075.842650

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares
Totaal / Total:	

Moet deur die Maatskappy ingevul word - To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer
Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company: Metropolitan Holdings Limited

Posadres
Postal address: Parc du cap 7, Mispel Road
Bellville
7535

Datum van ontvangs deur Registrateur van Maatskappye *Date of receipt by Registrar of Companies*
Datumstempel van Registrasie-kantoor vir Maatskappye *Date stamp of Companies Registration Office*
Registrateur van Maatskappye *Registrar of Companies*

2. Uitgereikte kapitaal van maatskappy soos op die opgawe van toewysings gedateer 17/10/2005 aangetoon

Issued capital of company as shown on the return of allotments dated

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalende kapitaal Amount of issued paid-up capital R
650 768 815	Ordinary	0.000001	**650.768815**
75 842 650	Preference	0.000001	75.842650
Totaal / Total: 726 611 465		Totaal / Total	726.611465

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated Capital R
Totaal / Total:		Totaal / Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:

Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal - Amount of issued paid-up capital .... R 726.611465

Verklaarde kapitaal - Stated Capital .... R ____________

Premierekening - Premium account .... R 1 429 228 435.770040

Totale uitgereikte kapitaal - Total issued capital .... R 1 429 229 162.381505

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.

Particulars of payments not indicated in Part 4. ____________

4. Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouers.
Particulars of acquisition of own shares issued by the the company/payments to shareholders.

		PAR VALUE	
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
8 366 212	Ordinary	0.000001	8.366212
Totaal Total 8 366 212		Totaal Total	8.366212

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal Total		Totaal Total	

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe:/Issued capital of company at date of this return:

		PAR VALUE	
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
642 402 603	Ordinary	0.000001	**642.402603**
75 842 650	Preference	0.000001	**75.842650**
Totaal Total 718 245 253		Totaal Total	**718.245253**

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal Total		Totaal Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal-Amount of issued paid-up capital	R	718.245253
Verklaarde kapitaal - Stated Capital	R	
Premierekening - Premium account	R	1 340 124 217.436252
Totale uitgereikte kapitaal - Total issued capital	R	1 340 124 935.681505

Korrek gesertifiseer
Certified correct

Datum
Date 11 November 2005

Handtekening
Signature

Rubberstempel van maatskappy, as daar is, of van sekretarisse.
Rubber stamp of company, if any, or of secretaries.

Direkteur/Bestuurder Sekretaris - Director/Manager/Secretary

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm CM14A
Form

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS
RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -11- 17
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrasienommer van Maatskappy
Registration Number of Company
2000/031756/06

Naam van Maatskappy
Name of Company **Metropolitan Holdings Limited**

Acquisition/payment date:
Verkrygings/betalingsdatum **17/10/05**

1. Gemagtigde kapitaal van maatskappy-Authorised capital of company:

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
1 000 000 000	Ordinary	0.000001	1 000.000000
75 842 650	Preference	0.000001	75.842650
Totaal / Total: 1 075 842 650		Totaal / Total	1 075.842650

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares
Totaal / Total	

Moet deur die Maatskappy ingevul word - To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer

Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company **Metropolitan Holdings Limited**

Posadres
Postal address **Parc du cap 7, Mispel Road**
Bellville
7535

Datum van ontvangs deur Registrateur van Maatskappye

Date of receipt by Registrar of Companies

Datumstempel van Registrasiekantoor vir Maatskappye

Date stamp of Companies Registration Office

Registrateur van Maatskappye

Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -11- 21
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

2. Uitgereikte kapitaal van maatskappy soos op die opgawe van toewysings gedateer 27/06/2005 aangetoon
Issued capital of company as shown on the return of allotments dated

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalende kapitaal Amount of issued paid-up capital R
663 843 815	Ordinary	0.000001	663.843815
75 842 650	Preference	0.000001	75.842650
Totaal / Total: 739 686 465		Totaal / Total	739.686465

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated Capital R
Totaal / Total:		Totaal / Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal - Amount of issued paid-up capital . . . . R 739.686465

Verklaarde kapitaal - Stated Capital . . . . R

Premierekening - Premium account . . . . R 1 576 097 326.985040

Totale uitgereikte kapitaal - Total issued capital . . . . R 1 576 098 066.671505

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4.

UST paid on treasury share buy-back of R1 055 909.29

4. Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouers.
Particulars of acquisition of own shares issued by the the company/payments to shareholders.

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
13 075 000	Ordinary	0.000001	13.075000
Totaal / Total: 13 075 000		Totaal / Total	13.075000

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal / Total:		Totaal / Total	

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe:/Issued capital of company at date of this return:

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
650 768 815	Ordinary	0.000001	**650.768815**
75 842 650	Preference	0.000001	**75.842650**
Totaal / Total: 726 611 465		Totaal / Total	**726.611465**

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal / Total:		Totaal / Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal-Amount of issued paid-up capital . . . . R 726.611465
Verklaarde kapitaal - Stated Capital . . . . R
Premierekening - Premium account . . . . R 1 429 228 435.770040
Totale uitgereikte kapitaal - Total issued capital . . . . R 1 429 229 162.381505

Korrek gesertifiseer
Certified correct
Handtekening
Signature

Direkteur/Bestuurder/Sekretaris - Director/Manager/Secretary

Datum
Date 17 October 2005

Rubberstempel van maatskappy, as daar is, of van sekretarisse.
Rubber stamp of company, if any, or of secretaries.

17 October 2005

The Registrar of Companies
P O Box 429
Pretoria
0001

Dear Sir

ACQUISITION OF SHARES

I the undersigned director of Metropolitan Holdings Limited, hereby declare in terms of Sec 85(5) and 90(2):

(a) The company is not, or would not, after the payment, be unable to pay its debts as they become due in the ordinary course of business; and
(b) The consolidated assets of the company fairly valued will not, after the payment, be less than the consolidated liabilities of the company.

SIGNED AT BELVILLE THIS 17TH DAY OF OCTOBER 2005

PRESTON SPECKMANN
GROUP FINANCE DIRECTOR

CERTIFIED A TRUE EXTRACT FROM THE MINUTES OF THE ANNUAL GENERAL MEETING OF METROPOLITAN HOLDINGS LTD HELD ON 18 MAY 2005

"SPECIAL RESOLUTION NUMBER 1

The following special resolution was proposed by the chairman, seconded by Mr Sithole and thereupon unanimously adopted.

'That the board of directors of the company and of any subsidiary of the company be and are hereby authorised by way of a general approval to repurchase shares issued by the company, subject always to the provisions of the Companies Act 61 of 1973, as amended ("the Companies Act") and the listings requirements of the JSE Securities Exchange South Africa ("the listings requirements") and any other stock exchange upon which the shares of the company may be quoted or listed from time to time, and subject to such other conditions as may be imposed by any other relevant authority, and subject further to the following conditions:

- this general approval shall be valid only until the company's next annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution, during which time this general approval may be varied or revoked by special resolution passed at a general meeting of the company;
- the general repurchase by the company of its own shares shall not, in aggregate in any one financial year, exceed a maximum of 20% of the company's issued share capital of that class at the time this general approval is granted;
- in the case of an acquisition by a subsidiary of the company of shares in the company under this general approval, such acquisition shall be limited to a maximum of 10% in aggregate of the company's issued share capital at the time of such acquisition;
- any acquisition under this general approval shall not be made at a price more than 10% above the volume weighted average traded price of the company's ordinary shares concerned for the five business days immediately preceding the date of the acquisition;
- any acquisition in terms hereof may only be effected through the order book operated by the JSE trading system and may only be done without any prior understanding or arrangement between the company and the counter party;

- at any time, the company shall only appoint one agent to effect any acquisitions on the company's behalf in terms of this general approval;

- any such acquisitions of the company's shares shall be announced when an aggregate of 3% of the initial number of shares has been purchased and for each 3% in aggregate of the initial number of shares acquired thereafter;

- the company may only undertake an acquisition if, after such acquisition, it still complies with the share- holder spread requirements contained in the listings requirements;

- the company or its subsidiaries may not acquire the company's shares during a prohibited period.'"

B GOBODO-MBOMVU
GROUP COMPANY SECRETARY

2005-10-17

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm CM14A
Form

OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS
RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

RECEIVED
2006 APR -7 P 3:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registrasienommer van Maatskappy
Registration Number of Company
2000/031756/06

Naam van Maatskappy
Name of Company: **Metropolitan Holdings Limited**

Acquisition/payment date:
Verkrygings/betalingsdatum: **27/06/05**

1. Gemagtigde kapitaal van maatskappy-Authorised capital of company:

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Gemagtigde kapitaal Authorised capital R
1 000 000 000	Ordinary	0.000001	1 000.000000
75 842 650	Preference	0.000001	75.842650
Totaal Total: 1 075 842 650		Totaal Total	1 075.842650

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares
Totaal Total:	

Moet deur die Maatskappy ingevul word - To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer
Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company: **Metropolitan Holdings Limited**

Posadres
Postal address: **P O Box 2212**
Bellville
7535

Datum van ontvangs deur Registrateur van Maatskappye / *Date of receipt by Registrar of Companies*
Datumstempel van Registrasiekantoor vir Maatskappye / *Date stamp of Companies Registration Office*
Registrateur van Maatskappye / *Registrar of Companies*

2. Uitgereikte kapitaal van maatskappy soos op die opgawe van toewysings gedateer 01/10/2004 aangetoon
Issued capital of company as shown on the return of allotments dated

PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalende kapitaal Amount of issued paid-up capital R
704 533 961	Ordinary	0.000001	704.533961
75 842 650	Preference	0.000001	75.842650
Totaal Total 780 376 611		Totaal Total	780.376611

NO PAR VALUE

Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated Capital R
Totaal Total		Totaal Total	

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal - Amount of issued paid-up capital .... R 780.376611

Verklaarde kapitaal - Stated Capital .... R

Premierekening - Premium account .... R 2 784 994 535.664894

Totale uitgereikte kapitaal - Total issued capital .... R 2 784 995 316.041505

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4.

Costs incurred in the creation of preference shares; reduced share premuim by R6 156 922.890000.

Capital reduction paid on 10 Junary 2005; reduced share premium by R780 376 611.000000.

40 690 146 shares bought on 27 June 2005; reduced share premium by R422 363 674.789854.

4. Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouders.

Particulars of acquisition of own shares issued by the the company/payments to shareholders.

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
40 690 146	Ordinary	0.000001	40.690146
Totaal Total 40 690 146		Totaal Total	40.690146

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal Total		Totaal Total	

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe:/Issued capital of company at date of this return:

PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Nominale bedrag van elke aandeel Nominal amount of each share R	Bedrag van uitgereikte opbetaalde kapitaal Amount of issued paid-up capital R
663 843 815	Ordinary	0.000001	**663.843815**
75 842 650	Preference	0.000001	**75.842650**
Totaal Total 739 686 465		Totaal Total	**739.686465**

NO PAR VALUE			
Getal aandele Number of shares	Klas van aandele Class of shares	Uitreikings prys per aandeel Issue price per share R	Verklaarde kapitaal Stated capital R
Totaal Total		Totaal Total	

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:

Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal-Amount of issued paid-up capital	R	739.686465
Verklaarde kapitaal - Stated Capital	R	
Premierekening - Premium account	R	1 576 097 326.985040
Totale uitgereikte kapitaal - Total issued capital	R	1 576 098 066.671505

Korrek gesertifiseer
Certified correct
Handtekening
Signature [signature]

Direkteur/Bestuurder/Sekretaris - Director/Manager/Secretary

Datum
Date 27 JUNE 2005

Rubberstempel van maatskappy, as daar is, of van sekretarisse.
Rubber stamp of company, if any, or of secretaries.

CERTIFIED A TRUE EXTRACT FROM THE MINUTES OF A SHAREHOLDERS' MEETING OF METROPOLITAN HOLDINGS LTD HELD ON 18 MAY 2005

SPECIAL RESOLUTION NUMBER 2

'That the board of directors of the company be and is hereby authorised by way of a specific approval in terms of s85 of the Companies Act to repurchase, at a price equal to the volume weighted average traded price of the company's ordinary shares on the JSE over the 30 day period ending on the date of the meeting, the treasury shares held by its wholly owned subsidiary, Metropolitan Life Limited ("Metlife"), being 40 690 146 ordinary shares acquired by Metlife from the company in terms of s89 of the Companies Act ("the treasury shares"), subject always to the provisions of the Companies Act and such other conditions as may be imposed by any other relevant authority.'

B GOBODO-MBOMVU
GROUP COMPANY SECRETARY

2005-06-30

27 June 2005

The Registrar of Companies

P O Box 429

Pretoria

0001

Dear Sir

ACQUISITION OF SHARES

I the undersigned director of Metropolitan Holdings Limited, hereby declare in terms of Sec 85(5) and 90(2):

(a) The company is not, or would not, after the payment, be unable to pay its debts as they become due in the ordinary course of business; and
(b) The consolidated assets of the company fairly valued will not, after the payment, be less than the consolidated liabilities of the company.

SIGNED AT BELVILLE THIS 27TH DAY OF JUNE 2005

PRESTON SPECKMANN
GROUP FINANCE DIRECTOR

METROPOLITAN HOLDINGS LTD

PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

REG NO 2000/031756/06